UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



Received SEC
APR 18 2011
Washington, DC 20549

FORM 10-K

[x] ANNUAL REPORT UNDER SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended **December 31, 2010**

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _________ to _________

Commission file Number: 2-88927



11005822

FIRST KEYSTONE CORPORATION
(Exact name of registrant as specified in its Charter)

Pennsylvania	**23-2249083**
(State or other jurisdiction of incorporation)	(I.R.S. Employer Identification Number)
111 West Front Street Berwick, Pennsylvania	**18603**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(570) 752-3671**

Securities registered pursuant to Section 12(b) of the Act: **None**
Securities registered pursuant to Section 12(g) of the Act: **Common Stock, par value $2.00 per share**

Indicate by check mark if the registrant is a well-known seasoned issuer as defined in Rule 405 of the Securities Act. Yes [ ] No [X]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes [ ] No [X]

Indicate by check mark whether the Registrant (1) filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes [ ] No [ ]

Indicate by check mark if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-K contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer," and "small reporting company" in Rule 12b-2 of the Exchange Act.
Large accelerated filer [ ] Accelerated filer [X] Non-accelerated filer [ ] Smaller reporting company [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes [ ] No [X]

The aggregate market value of the registrant's outstanding voting common stock held by non-affiliates on June 30, 2010 determined by using a per share closing price on that date of $15.55 as quoted on the Over the Counter Bulletin Board, was $76,812,957.

At March 11 2011, there were 5,444,292 shares of Common Stock, $2.00 par value, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE
Portions of the Registrant's 2011 definitive Proxy Statement are incorporated by reference in Part III of this Report.

FIRST KEYSTONE CORPORATION
FORM 10-K

Table of Contents

FIRST KEYSTONE CORPORATION
FORM 10-K

PART I

Forward Looking Statements

In addition to historical information, this Form 10-K contains forward-looking statements. Examples of forward-looking statements include, but are not limited to (a) projections or statements regarding future earnings, expenses, net interest income, other income, earnings or loss per share, asset mix and quality, growth prospects, capital structure, and other financial terms, (b) statements of plans and objectives of management or the Board of Directors, and (c) statements of assumptions, such as economic conditions in the Corporation's market areas. Such forward-looking statements can be identified by the use of forward-looking terminology such as "believes", "expects", "may", "intends", "will", "should", "anticipates", or the negative of any of the foregoing or other variations thereon or comparable terminology, or by discussion of strategy.

Forward-looking statements are subject to certain risks and uncertainties such as local economic conditions, competitive factors, and regulatory limitations. Actual results may differ materially from those projected in the forward-looking statements. Such risks, uncertainties and other factors that could cause actual results and experience to differ from those projected include, but are not limited to, the following: ineffectiveness of the business strategy due to changes in current or future market conditions; the effects of economic deterioration on current customers, specifically the effect of the economy on loan customers' ability to repay loans; the effects of competition, changes in laws and regulation, including the Dodd Frank Wall Street Reform and Consumer Protection Act of 2010 and the regulations promulgated thereunder; interest rate movements; information technology difficulties, and challenges in establishing and maintaining operations in new markets; volatilities in the securities markets; and deteriorating economic conditions.

We caution readers not to place undue reliance on these forward-looking statements. They only reflect management's analysis as of this date. The Corporation does not revise or update these forward-looking statements to reflect events or changed circumstances. Please carefully review the risk factors described in this document and in other documents the Corporation files from time to time with the Securities and Exchange Commission, including the Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and any Current Reports on Form 8-K.

ITEM 1. BUSINESS

First Keystone Corporation is a Pennsylvania business corporation, and a bank holding company, registered with and supervised by the Board of Governors of the Federal Reserve System. The Corporation was incorporated on July 6, 1983, and commenced operations on July 2, 1984, upon consummation of the acquisition of all of the outstanding stock of First Keystone National Bank (the predecessor to First Keystone Community Bank). The Corporation has one wholly-owned subsidiary, the Bank, which has a commercial banking operation and trust department as its major lines of business. Since commencing operations, the Corporation's business has consisted primarily of managing and supervising the Bank, and its principle source of income has been dividends paid by the Bank. Greater than 98% of the company's revenue and profit came from the commercial banking department for the years ended December 31, 2010, 2009, and 2008, and was the only reportable segment. At December 31, 2010, the Corporation had total consolidated assets, deposits and stockholders' equity of approximately $797 million, $627 million and $79 million, respectively.

First Keystone Community Bank was originally organized in 1864 as a national banking association. On October 1, 2010, the Bank converted from a national banking association to a Pennsylvania chartered commercial bank under the supervision of the Pennsylvania Department of Banking. Its deposits are insured by the Federal Deposit Insurance Corporation (FDIC) to the maximum extent of the law regulated by the FDIC and the Pennsylvania Department of Banking. The Bank has fifteen branch locations (five branches within Columbia County, five branches within Luzerne County, one branch in Montour County, and four branches within Monroe County, Pennsylvania), and is a full service commercial bank providing a wide range of services to individuals and small to medium sized businesses in its Northeastern and Central Pennsylvania market area. The Bank's commercial banking activities include accepting time, demand, and savings deposits and making secured and unsecured commercial, real estate and consumer loans. Additionally, the Bank provides personal and corporate trust and agency services to individuals, corporations, and others, including trust investment accounts, investment advisory services, mutual funds, estate planning, and management of pension and profit sharing plans.

Acquisition

Effective November 1, 2007, the Corporation completed its acquisition of Pocono Community Bank through the merger of Pocono with and into the Bank. On the acquisition date, Pocono Community Bank had approximately $150 million in assets, $105 million in loans and $110 million in deposits. Headquartered in Stroudsburg, Pennsylvania and organized in 1996, Pocono had 4 banking offices located in Monroe County, Pennsylvania. The acquisition expanded the branch network of the Corporation and provides Pocono customers with a broader array of products and services.

Supervision and Regulation

The Corporation is subject to the jurisdiction of the SEC and of state securities laws for matters relating to the offering and sale of its securities. The Corporation is currently subject to the SEC's rules and regulations relating to company's whose shares are registered under Section 12 of the Securities Exchange Act of 1934, as amended.

The Corporation is also subject to the provisions of the Bank Holding Company Act of 1956, as amended , and to supervision by the Federal Reserve Board. The Bank Holding Company Act requires the Corporation to secure the prior approval of the Federal Reserve Board before it owns or controls, directly or indirectly, more than 5% of the voting shares of substantially all of the assets of any institution, including another bank.

The Bank Holding Company Act also prohibits acquisition of control of a bank holding company, such as the Corporation, without prior notice to the Federal Reserve Board. Control is defined for this purpose as the power, directly or indirectly, to direct the management or policies of a bank holding company or to vote 25% (or 10%, if no other person or persons acting on concert, holds a greater percentage of the Common Stock) or more of the Corporation's Common Stock.

The Corporation is required to file an annual report with the Federal Reserve Board and any additional information that the Federal Reserve Board may require pursuant to the Bank Holding Company Act. The Federal Reserve Board may also make examinations of the Corporation and any or all of its subsidiaries.

The Bank is subject to federal and state statutes applicable to banks chartered under the banking laws of Pennsylvania and to banks whose deposits are insured by the FDIC. The Bank is subject to supervision, regulation and examination by the Pennsylvania Department of Banking and the FDIC.

Federal and state banking laws and regulations govern, among other things, the scope of a bank's business, the investments a bank may make, the reserves against deposits a bank must maintain, loans a bank makes and collateral it takes, and the activities of a bank with respect to mergers and consolidations and the establishment of branches.

As a subsidiary of a bank holding company, the Bank is subject to certain restrictions imposed by the Federal Reserve Act on any extensions of credit to the bank holding company or its subsidiaries, on investments in the stock or other securities of the bank holding company or its subsidiaries and on taking such stock or securities as collateral for loans. The Federal Reserve Act and Federal Reserve Board regulations also place certain limitations and reporting requirements on extensions of credit by a bank to principal shareholders of its parent holding company, among others, and to related interests of such principal shareholders. In addition, such legislation and regulations may affect the terms upon which any person becoming a principal shareholder of a holding company may obtain credit from banks with which the subsidiary bank maintains a correspondent relationship.

Permitted Non-Banking Activities

The Federal Reserve Board permits bank holding companies to engage in non-banking activities so closely related to banking, managing or controlling banks as to be a proper incident thereto. The Corporation does not at this time engage in any of these non-banking activities, nor does the Corporation have any current plans to engage in any other permissible activities in the foreseeable future.

Legislation and Regulatory Changes

From time to time, various types of federal and state legislation have been proposed that could result in additional regulations of, and restrictions on, the business of the Bank. It cannot be predicted whether any such legislation will be adopted or how such legislation would affect the business of the Bank. As a consequence of the extensive regulation of commercial banking activities in the United States, the Bank's business is particularly susceptible to being affected by federal legislation and regulations that may increase the costs of doing business.

From time to time, legislation is enacted which has the effect of increasing the cost of doing business, limiting or expanding permissible activities or affecting the competitive balance between banks and other financial institutions. No prediction can be made as to the likelihood of any major changes or the impact such changes might have on the Corporation and the Bank. Certain changes of potential significance to the Corporation which have been enacted recently and others which are currently under consideration by Congress or various regulatory agencies are discussed below.

Federal Deposit Insurance Corporation Improvement Act of 1991

The FDICIA established five different levels of capitalization of financial institutions, with "prompt corrective actions" and significant operational restrictions imposed on institutions that are capital deficient under the categories. The five categories are:

- well capitalized
- adequately capitalized
- undercapitalized
- significantly undercapitalized, and
- critically undercapitalized.

To be considered well capitalized, an institution must have a total risk-based capital ratio of at least 10%, a Tier 1 risk-based capital ratio of at least 6%, a leverage capital ratio of at least 5%, and must not be subject to any order or directive requiring the institution to improve its capital level. An institution falls within the adequately capitalized category if it has a total risk-based capital ratio of at least 8%, a Tier 1 risk-based capital ratio of at least 4%, and a leverage capital ratio of at least 4%. Institutions with lower capital levels are deemed to be undercapitalized, significantly undercapitalized or critically undercapitalized, depending on their actual capital levels. In addition, the appropriate federal regulatory agency may downgrade an institution to the next lower capital category upon a determination that the institution is in an unsafe or unsound condition, or is engaged in an unsafe or unsound practice. Institutions are required under FDICIA to closely monitor their capital levels and to notify their appropriate regulatory agency of any basis for a change in capital category. On December 31, 2010 the Corporation and the Bank exceeded the minimum capital levels of the well capitalized category.

Regulatory oversight of an institution becomes more stringent with each lower capital category, with certain "prompt corrective actions" imposed depending on the level of capital deficiency.

Other Provisions of FDICIA

Each depository institution must submit audited financial statements to its primary regulator and the FDIC, which reports are made publicly available. In addition, the audit committee of each depository institution must consist of outside directors and the audit committee at "large institutions" (as defined by FDIC regulation) must include members with banking or financial management expertise. The audit committee at "large institutions" must also have access to independent outside counsel. In addition, an institution must notify the FDIC and the institution's primary regulator of any change in the institution's independent auditor, and annual management letters must be provided to the FDIC and the depository institution's primary regulator. The regulations define a "large institution" as one with over $500 million in assets, which does include the Bank. Also, under the rule, an institution's independent public accountant must examine the institution's internal controls over financial reporting and perform agreed-upon procedures to test compliance with laws and regulations concerning safety and soundness.

Under FDICIA, each federal banking agency must prescribe certain safety and soundness standards for depository institutions and their holding companies. Three types of standards must be prescribed:

- asset quality and earnings
- operational and managerial, and
- compensation

Such standards would include a ratio of classified assets to capital, minimum earnings, and, to the extent feasible, a minimum ratio of market value to book value for publicly traded securities of such institutions and holding companies. Operational and managerial standards must relate to:

- internal controls, information systems and internal audit systems
- loan documentation
- credit underwriting
- interest rate exposure
- asset growth, and
- compensation, fees and benefits

FDICIA also sets forth Truth in Savings disclosure and advertising requirements applicable to all depository institutions.

Real Estate Lending Standards. Pursuant to the FDICIA, federal banking agencies adopted real estate lending guidelines which would set loan-to-value ratios for different types of real estate loans. The LTV ratio is generally defined as the total loan amount divided by the appraised value of the property at the time the loan is originated. If the institution does not hold a first lien position, the total loan amount would be combined with the amount of all junior liens when calculating the ratio. In addition to establishing the LTV ratios, the guidelines require all real estate loans to be based upon proper loan documentation and a recent appraisal or certificate of inspection of the property.

Regulatory Capital Requirements

The federal banking regulators have adopted certain risk-based capital guidelines to assist in the assessment of the capital adequacy of a banking organization's operations for both transactions reported on the balance sheet as assets and transactions, such as letters of credit, and recourse agreements, which are recorded as off balance sheet items. Under these guidelines, nominal dollar amounts of assets and credit equivalent amounts of off balance sheet items are multiplied by one of several risk adjustment percentages, which range from 0% for assets with low credit risk, such as certain U.S. Treasury securities, to 100% for assets with relatively high credit risk, such as business loans.

The following table presents the Corporation's capital ratios at December 31, 2010.

	(In Thousands)
Tier I Capital	$60,281
Tier II Capital	5,701
Total Capital	$65,982
Adjusted Total Average Assets	810,120
Total Adjusted Risk-Weighted Assets[1]	555,815
Tier I Risk-Based Capital Ratio[2]	10.85%
Required Tier I Risk-Based Capital Ratio	4.00%
Excess Tier I Risk-Based Capital Ratio	6.85%
Total Risk-Based Capital Ratio[3]	11.87%
Required Total Risk-Based Capital Ratio	8.00%
Excess Total Risk-Based Capital Ratio	3.87%
Tier I Leverage Ratio[4]	7.44%
Required Tier I Leverage Ratio	4.00%
Excess Tier I Leverage Ratio	3.44%

[1]Includes off-balance sheet items at credit-equivalent values less intangible assets.
[2]Tier I Risk-Based Capital Ratio is defined as the ratio of Tier I Capital to Total Adjusted Risk-Weighted Assets.
[3]Total Risk-Based Capital Ratio is defined as the ratio of Tier I and Tier II Capital to Total Adjusted Risk-Weighted Assets.
[4]Tier I Leverage Ratio is defined as the ratio of Tier I Capital to Adjusted Total Average Assets.

The Corporation's ability to maintain the required levels of capital is substantially dependent upon the success of the Corporation's capital and business plans; the impact of future economic events on the Corporation's loan customers; and the Corporation's ability to manage its interest rate risk and investment portfolio and control its growth and other operating expenses. See also, the information under the caption "Capital Strength" appearing on page 32of this 2010 Annual Report on Form 10-K.

Effect of Government Monetary Policies

The earnings of the Corporation are and will be affected by domestic economic conditions and the monetary and fiscal policies of the United States government and its agencies.

The Federal Reserve Board has had, and will likely continue to have, an important impact on the operating results of commercial banks through its power to implement national monetary policy in order to, among other things, curb inflation or combat a recession. The Federal Reserve Board has a major effect upon the levels of bank loans, investments and deposits through its open market operations in United States government securities and through its regulations of, among other things, the discount rate on borrowings of member banks and the reserve requirements against member bank deposits. It is not possible to predict the nature and impact of future changes in monetary and fiscal policies.

Effects of Inflation

Inflation has some impact on the Bank's operating costs. Unlike industrial companies, however, substantially all of the Bank's assets and liabilities are monetary in nature. As a result, interest rates have a more significant impact on the Bank's performance than the general levels of inflation. Over short periods of time, interest rates may not necessarily move in the same direction or in the same magnitude as prices of goods and services.

Environmental Regulation

There are several federal and state statutes that regulate the obligations and liabilities of financial institutions pertaining to environmental issues. In addition to the potential for attachment of liability resulting from its own actions, a bank may be held liable, under certain circumstances, for the actions of its borrowers, or third parties, when such actions result in environmental problems on properties that collateralize loans held by the bank. Further, the liability has the potential to far exceed the original amount of the loan issued by the Bank. Currently, neither the Corporation nor the Bank is a party to any pending legal proceeding pursuant to any environmental statute, nor are the Corporation and the Bank aware of any circumstances that may give rise to liability under any such statute.

Interest Rate Risk

Federal banking agency regulations specify that the Bank's capital adequacy include an assessment of the Bank's interest rate risk exposure. The standards for measuring the adequacy and effectiveness of a banking organization's Interest Rate Risk (IRR) management includes a measurement of Board of Directors and senior management oversight, and a determination of whether a banking organization's procedures for comprehensive risk management are appropriate to the circumstances of the specific banking organization. First Keystone Community Bank has internal IRR models that are used to measure and monitor IRR. Additionally, the regulatory agencies have been assessing IRR on an informal basis for several years. For these reasons, the Corporation does not expect the addition of IRR evaluation to the agencies' capital guidelines to result in significant changes in capital requirements for the Bank.

The Gramm-Leach-Bliley Act of 2000

In 2000, the Gramm-Leach-Bliley Act became law, which is also known as the Financial Services Modernization Act. The act repealed some Depression-era banking laws and will permit banks, insurance companies and securities firms to engage in each others' businesses after complying with certain conditions and regulations. The act grants to community banks the power to enter new financial markets as a matter of right that larger institutions have managed to do on an ad hoc basis. At this time, our company has no plans to pursue these additional possibilities.

The Sarbanes-Oxley Act

In 2002, the Sarbanes-Oxley Act became law. The Act was in response to public concerns regarding corporate accountability in connection with recent high visibility accounting scandals. The stated goals of the Sarbanes-Oxley Act are:

- to increase corporate responsibility;
- to provide for enhanced penalties for accounting and auditing improprieties at publicly traded companies; and
- to protect investors by improving the accuracy and reliability of corporate disclosures pursuant to the securities laws.

The Sarbanes-Oxley Act generally applies to all companies, both U.S. and non-U.S., that file periodic reports with the SEC under the Securities Exchange Act of 1934. The legislation includes provisions, among other things:

- governing the services that can be provided by a public company's independent auditors and the procedures for approving such services;
- requiring the chief executive officer and chief financial officer to certify certain matters relating to the company's periodic filings under the Exchange Act;
- requiring expedited filings of reports by insiders of their securities transactions and containing other provisions relating to insider conflicts of interest;
- increasing disclosure requirements relating to critical financial accounting policies and their application;
- increasing penalties for securities law violations; and
- creating a public accounting oversight board, a regulatory body subject to SEC jurisdiction with broad powers to set auditing, quality control and ethics standards for accounting firms.

Emergency Economic Stabilization Act of 2008 and American Recovery and Reinvestment Act of 2009

In response to the financial crises affecting the banking system and financial markets and going concern threats to investment banks and other financial institutions, on October 3, 2008, the Emergency Economic Stabilization Act of 2008 (the "EESA") was signed into law and subsequently amended by the American Recovery and Reinvestment Act of 2009 on February 17, 2009. Under the authority of the EESA, as amended, the United States Department of the Treasury (the "Treasury") created the Troubled Asset Relief Program ("TARP") Capital Purchase Program and through this program invested in financial institutions by purchasing preferred stock and warrants to purchase either common stock or additional shares of preferred stock. As of December 31, 2009, the Treasury will not make additional investments under the TARP Capital Purchase Program but is considering continuing a similar program for banks under $10 billion in assets under a different program.

Dodd-Frank Wall Street Reform and Consumer Protection Act

On July 21, 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act ("Dodd-Frank") was signed into law. Dodd-Frank is intended to effect a fundamental restructuring of federal banking regulation. Among other things, Dodd-Frank creates a new Financial Stability Oversight Council to identify systemic risks in the financial system and gives federal regulators new authority to take control of and liquidate financial firms. Dodd-Frank additionally creates a new independent federal regulator to administer federal consumer protection laws. Dodd-Frank is expected to have a significant impact on our business operations as its provisions take effect. It is difficult to predict at this time what specific impact Dodd-Frank and the yet to be written implementing rules and regulations will have on community banks. However, it is expected that at a minimum they will increase our operating and compliance costs and could increase our interest expense. Among the provisions that are likely to affect us are the following:

Holding Company Capital Requirements. Dodd-Frank requires the Federal Reserve to apply consolidated capital requirement to bank holding companies that are no less stringent than those currently applied to depository institutions. Under these standards, trust preferred securities will be excluded from Tier 1 capital unless such securities were issued prior to May 19, 2010 by a bank holding company with less than $15 billion in assets. Dodd-Frank additionally requires that bank regulators issue countercyclical capital requirements so that the required amount of capital increases in times of economic expansion and decreases in times of economic contraction, consistent with safety and soundness.

Deposit Insurance. Dodd-Frank permanently increases the maximum deposit insurance amount for banks, savings institutions and credit unions to $250,000 per depositor, and extends unlimited deposit insurance to non-interest bearing transaction accounts through December 31, 2012. Dodd-Frank also broadens the base for FDIC insurance assessments. Assessments will now be based on the average consolidated total assets less tangible equity capital of a financial institution. Dodd-Frank requires the FDIC to increase the reserve ratio of the Deposit Insurance Fund from 1.15% to 1.35% of insured deposits by 2020 and eliminates the requirement that the FDIC pay dividends to insured depository institutions when the reserve ratio exceeds certain thresholds. Effective one year from the date of enactment, Dodd-Frank eliminates the federal statutory prohibition against the payment of interest on business checking accounts.

Corporate Governance. Dodd-Frank requires publicly traded companies to give stockholders a non-binding vote on executive compensation at least every three years, a non-binding vote regarding the frequency of the vote on executive compensation at least every six years, and a non-binding vote on "golden parachute" payments in connection with approvals of mergers and acquisitions unless previously voted on by shareholders. The SEC has finalized the rules implementing these requirements which took effect on January 21, 2011. Additionally, Dodd-Frank directs the federal banking regulators to promulgate rules prohibiting excessive compensation paid to executives of depository institutions and their holding companies with assets in excess of $1.0 billion, regardless of whether the company is publicly traded. Dodd-Frank also gives the SEC authority to prohibit broker discretionary voting on elections of directors and executive compensation matters.

Prohibition Against Charter Conversions of Troubled Institutions. Effective one year after enactment, Dodd-Frank prohibits a depository institution from converting from a state to federal charter or vice versa while it is the subject of a cease and desist order or other formal enforcement action or a memorandum of understanding with respect to a significant supervisory matter unless the appropriate federal banking agency gives notice of the conversion to the federal or state authority that issued the enforcement action and that agency does not object within 30 days. The notice must include a plan to address the significant supervisory matter. The converting institution must also file a copy of the conversion application with its current federal regulator which must notify the resulting federal regulator of any ongoing supervisory or investigative proceedings that are likely to result in an enforcement action and provide access to all supervisory and investigative information relating thereto.

Interstate Branching. Dodd-Frank authorizes national and state banks to establish branches in other states to the same extent as a bank chartered by that state would be permitted. Previously, banks could only establish branches in other states if the host state expressly permitted out-of-state banks to establish branches in that state. Accordingly, banks will be able to enter new markets more freely.

Limits on Interstate Acquisitions and Mergers. Dodd-Frank precludes a bank holding company from engaging in an interstate acquisition — the acquisition of a bank outside its home state — unless the bank holding company is both well capitalized and well managed. Furthermore, a bank may not engage in an interstate merger with another bank headquartered in another state unless the surviving institution will be well capitalized and well managed. The previous standard in both cases was adequately capitalized and adequately managed.

Limits on Interchange Fees. Dodd-Frank amends the Electronic Fund Transfer Act to, among other things, give the Federal reserve the authority to establish rules regarding interchange fees charged for electronic debit transactions by payment card issuers having assets over $10 billion and to enforce a new statutory requirement that such fees be reasonable and proportional to the actual cost of a transaction to the issuer.

Consumer Financial Protection Bureau. Dodd- Frank creates a new, independent federal agency called the Consumer Financial Protection Bureau ("CFPB"), which is granted broad rulemaking, supervisory and enforcement powers under various federal consumer financial protection laws, including the Equal Credit Opportunity Act, Truth in Lending Act, Real Estate Settlement Procedures Act, Fair Credit Reporting Act, Fair Debt Collection Act, the Consumer Financial Privacy provisions of the Gramm-Leach-Bliley Act and certain other statutes. The CFPB will have examination and primary enforcement authority with respect to depository institutions with $10 billion or more in assets. Smaller institutions will be subject to rules promulgated by the CFPB but will continue to be examined and supervised by federal banking regulators for consumer compliance purposes. The CFPB will have authority to prevent unfair, deceptive or abusive practices in connection with the offering of consumer financial products. Dodd-Frank authorizes the CFPB to establish certain minimum standards for the origination of residential mortgages including a determination of the borrower's ability to repay. In addition, Dodd-Frank will allow borrowers to raise certain defenses to foreclosure if they receive any loan other than a "qualified mortgage" as defined by the CFPB. Dodd-Frank permits states to adopt consumer protection laws and standards that are more stringent than those adopted at the federal level and, in certain circumstances, permits state attorneys general to enforce compliance with both the state and federal laws and regulations.

Small Business Jobs Act

The Small Business Jobs Act was signed into law on September 27, 2010, which creates a $30 billion Small Business Lending Fund (the "Fund") to provide community banks with capital to increase small business lending. Generally, bank holding companies with assets equal to or less than $10 billion are eligible to apply for and receive a capital investment from the Fund in an amount equal to 3-5% of its risk-weighted assets.

The capital investment will take the form of preferred stock carrying a 5% dividend which has the potential to decrease to as low as 1% if the participant sufficiently increases its small business lending within the first two and one-half years. If the participant does not increase its small business lending at least 2.5% in the first two and one-half years, the dividend rate will increase to 7%. After four and one-half years, the dividend will increase to 9% regardless of the participant's small business lending. The deadline to apply to receive capital under the fund is March 31, 2011. Whether the Fund will help spur the economy by increasing the small business lending or strengthening the capital position of community banks is uncertain.

History and Business - Bank

The Bank's legal headquarters are located at 111 West Front Street, Berwick, Pennsylvania.

As of December 31, 2010, the Bank had total assets of $796,601,000, total shareholders' equity of $79,060,000 and total deposits and other liabilities of $717,541,000.

The Bank engages in a full-service commercial banking business, including accepting time and demand deposits, and making secured and unsecured commercial and consumer loans. The Bank's business is not seasonal in nature. Its deposits are insured by the FDIC to the extent provided by law. The Bank has no foreign loans or highly leveraged transaction loans, as defined by the Federal Reserve Board. Substantially all of the loans in the Bank's portfolio have been originated by the Bank. Policies adopted by the Board of Directors are the basis by which the Bank conducts its lending activities.

At December 31, 2010, the Bank had 163 full-time employees and 34 part-time employees. In the opinion of management, the Bank enjoys a satisfactory relationship with its employees. The Bank is not a party to any collective bargaining agreement.

Competition - Bank

The Bank competes actively with other area commercial banks and savings and loan associations, many of which are larger than the Bank, as well as with major regional banking and financial institutions. The Bank's major competitors in Columbia, Luzerne, Montour, and Monroe counties are:

- First Columbia Bank & Trust Co. of Bloomsburg
- PNC Bank, N.A.
- M & T Bank
- FNB Bank, N.A.
- Wachovia Bank
- Sovereign Bank
- Citizens Bank
- ESSA Bank & Trust
- First National Community Bank
- North Penn Bank
- Wayne Bank

Credit unions are also competitors, especially in Luzerne and Montour counties. The Bank is generally competitive with all competing financial institutions in its service area with respect to interest rates paid on time and savings deposits, service charges on deposit accounts and interest rates charged on loans.

Concentration

The Corporation and the Bank are not dependent for deposits nor exposed by loan concentrations to a single customer or to a small group of customers, such that the loss of any one or more would not have a materially adverse effect on the financial condition of the Corporation or the Bank.

Available Information

The Corporation's common stock is registered under Section 12(g) of the Securities Exchange Act of 1934. The Corporation is subject to the informational requirements of the Exchange Act, and, accordingly, files reports, proxy statements and other information with the Securities and Exchange Commission. The reports, proxy statements and other information filed with the SEC are available for inspection and copying at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The Corporation is an electronic filer with the SEC. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The SEC's internet site address is www.sec.gov.

A copy of the Corporation's Annual Report on Form 10-K may be obtained without charge at www.fkyscorp.com or via email at info@fkcbank.com. Information may also be obtained via written request to Investor Relations at First Keystone Corporation, Attention: Cheryl Wynings, 111 West Front Street, P.O. Box 289, Berwick, Pennsylvania 18603.

ITEM 1A. RISK FACTORS

Investments in First Keystone Corporation common stock involve risk. The market price of First Keystone common stock may fluctuate significantly in response to a number of factors, including:

The Corporation Is Subject To Interest Rate Risk

The Corporation's earnings and cash flows are largely dependent upon its net interest income. Net interest income is the difference between interest income earned on interest-earning assets such as loans and securities and interest expense paid on interest-bearing liabilities such as deposits and borrowed funds. Interest rates are highly sensitive to many factors that are beyond the Corporation's control, including general economic conditions and policies of various governmental and regulatory agencies and, in particular, the Board of Governors of the Federal Reserve System. Changes in monetary policy, including changes in interest rates, could influence not only the interest the Corporation receives on loans and securities and the amount of interest it pays on deposits and borrowings, but such changes could also affect (i) the Corporation's ability to originate loans and obtain deposits, (ii) the fair value of the Corporation's financial assets and liabilities, and (iii) the average duration of the Corporation's mortgage-backed securities portfolio. If the interest rates paid on deposits and other borrowings increase at a faster rate than the interest rates received on loans and other investments, the Corporation's net interest income, and therefore earnings, could be adversely affected. Earnings could also be adversely affected if the interest rates received on loans and other investments fall more quickly than the interest rates paid on deposits and other borrowings.

Although management believes it has implemented effective asset and liability management strategies to reduce the potential effects of changes in interest rates on the Corporation's results of operations, any substantial, unexpected, or prolonged change in market interest rates could have a material adverse effect on the Corporation's financial condition and results of operations.

The Corporation's Profitability Depends Significantly On Economic Conditions In The Commonwealth of Pennsylvania

The Corporation's success depends primarily on the general economic conditions of the Commonwealth of Pennsylvania and the specific local markets in which the Corporation operates. Unlike larger national or other regional banks that are more geographically diversified, the Corporation provides banking and financial services to customers primarily in the Columbia, Luzerne, Montour, and Monroe Counties. The local economic conditions in these areas have a significant impact on the demand for the Corporation's products and services as well as the ability of the Corporation's customers to repay loans, the value of the collateral securing loans and the stability of the Corporation's deposit funding sources. Also a significant decline in general economic conditions could impact the local economic conditions and, in turn, have a material adverse effect on the Corporation's financial condition and results of operations.

The Corporation Operates In A Highly Competitive Industry

The Corporation faces substantial competition in all areas of its operations from a variety of different competitors, many of which are larger and may have more financial resources. Such competitors primarily include national, regional, and community banks within the various markets in which the Corporation operates. Additionally, various out-of-state banks have begun to enter or have announced plans to enter the market areas in which the Corporation currently operates. The Corporation also faces competition from many other types of financial institutions, including, without limitation, savings and loans, credit unions, finance companies, brokerage firms, insurance companies, factoring companies and other financial intermediaries. Also, technology has lowered barriers to entry and made it possible for non-banks to offer products and services traditionally provided by banks, such as automatic transfer and automatic payment systems. Many of the Corporation's competitors have fewer regulatory constraints and may have lower cost structures.

The Corporation's ability to compete successfully depends on a number of factors, including, among other things:

- The ability to develop, maintain and build upon long-term customer relationships based on top quality service, high ethical standards and safe, sound assets.
- The ability to expand the Corporation's market position.
- The scope, relevance and pricing of products and services offered to meet customer needs and demands.
- The rate at which the Corporation introduces new products and services relative to its competitors.
- Customer satisfaction with the Corporation's level of service.
- Industry and general economic trends.

Failure to perform in any of these areas could significantly weaken the Corporation's competitive position, which could adversely affect the Corporation's growth and profitability, which, in turn, could have a material adverse effect on the Corporation's financial condition and results of operations.

The Corporation Is Subject To Extensive Government Regulation and Supervision

The Corporation, primarily through the Bank, is subject to extensive federal and state regulation and supervision. Banking regulations are primarily intended to protect depositors' funds, federal deposit insurance funds and the banking system as a whole, not shareholders. These regulations affect the Corporation's lending practices, capital structure, investment practices, dividend policy and growth, among other things. Congress and federal regulatory agencies continually review banking laws, regulations and policies for possible changes. Changes to statutes, regulations or regulatory policies could affect the Corporation in substantial and unpredictable ways. Such changes could subject the Corporation to additional costs, limit the types of financial services and products the Corporation may offer and/or increase the ability of non-banks to offer competing financial services and products, among other things. Failure to comply with laws, regulations or policies could result in sanctions by regulatory agencies, civil money penalties and/or reputation damage, which could have a material adverse effect on the Corporation's business, financial condition and results of operations.

The Corporation Is Subject To Claims and Litigation Pertaining To Fiduciary Responsibility

From time to time, customers make claims and take legal action pertaining to the Corporation's performance of its fiduciary responsibilities. Whether customer claims and legal action related to the Corporation's performance of its fiduciary responsibilities are founded or unfounded, if such claims and legal actions are not resolved in a manner favorable to the Corporation they may result in significant financial liability and/or adversely affect the market perception of the Corporation and its products and services as well as impact customer demand for those products and services. Any financial liability or reputation damage could have a material adverse effect on the Corporation's financial condition and results of operations.

The Trading Volume In The Corporation's Common Stock Is Less Than That Of Other Larger Financial Services Companies

The Corporation's common stock is currently not listed, but traded on the Over the Counter Bulletin Board. As a result, trading volume is less than that of other larger financial services companies. A public trading market having the desired characteristics of depth, liquidity and orderliness depends on the presence in the marketplace of willing buyers and sellers of the Corporation's common stock at any given time. This presence depends on the individual decisions of investors and general economic and market conditions over which the Corporation has no control. Given the lower trading volume of the Corporation's common stock, significant sales of the Corporation's common stock, or the expectation of these sales, could cause the Corporation's stock price to fall.

The Corporation Is Subject To Lending Risk

As of December 31, 2010, approximately 62.6% of the Corporation's loan portfolio consisted of commercial and industrial, construction and commercial real estate loans. These types of loans are generally viewed as having more risk of default than residential real estate loans or consumer loans. These types of loans are also typically larger than residential real estate loans and consumer loans. Because the Corporation's loan portfolio contains a significant number of commercial and industrial, construction and commercial real estate loans with relatively large balances, the deterioration of one or a few of these loans could cause a significant increase in non-performing loans. An increase in non-performing loans could result in a net loss of earnings from these loans, an increase in the provision for possible loan losses and an increase in loan charge-offs, all of which could have a material adverse effect on the Corporation's financial condition and results of operations.

The Corporation's Controls and Procedures May Fail or Be Circumvented.

Management regularly reviews and updates the Corporation's internal controls, disclosure controls and procedures, and corporate governance policies and procedures. Any system of controls, however well designed and operated, is based in part on certain assumptions and can provide only reasonable, not absolute, assurances that the objectives of the system are met. Any failure or circumvention of the Corporation's controls and procedures or failure to comply with regulations related to controls and procedures could have a material adverse effect on the Corporation's business, results of operations and financial condition.

The Corporation May Need or Be Compelled to Raise Additional Capital in the Future, but That Capital May Not Be Available When it Is Needed and on Terms Favorable to Current Shareholders.

Federal banking regulators require the Corporation and Bank to maintain adequate levels of capital to support their operations. These capital levels are determined and dictated by law, regulation and banking regulatory agencies. In addition, capital levels are also determined by the Corporation's management and board of directors based on capital levels that they believe are necessary to support the Corporation's business operations. The Corporation is evaluating its present and future capital requirements and needs, is developing a comprehensive capital plan and is analyzing capital raising alternatives, methods and options. Even if the Corporation succeeds in meeting the current regulatory capital requirements, the Corporation may need to raise additional capital in the near future to support possible loan losses during future periods or to meet future regulatory capital requirements.

Further, the Corporation's regulators may require it to increase its capital levels. If the Corporation raises capital through the issuance of additional shares of its common stock or other securities, it would likely dilute the ownership interests of current investors and would likely dilute the per-share book value and earnings per share of its common stock. Furthermore, it may have an adverse impact on the Corporation's stock price. New investors may also have rights, preferences and privileges senior to the Corporation's current shareholders, which may adversely impact its current shareholders. The Corporation's ability to raise additional capital will depend on conditions in the capital markets at that time, which are outside its control, and on its financial performance. Accordingly, the Corporation cannot assure you of its ability to raise additional capital on terms and time frames acceptable to it or to raise additional capital at all. If the Corporation cannot raise additional capital in sufficient amounts when needed, its ability to comply with regulatory capital requirements could be materially impaired. Additionally, the inability to raise capital in sufficient amounts may adversely affect the Corporation's operations, financial condition and results of operations.

If We Conclude That the Decline in Value of Any of Our Investment Securities Is Other than Temporary, We Will Be Required to Write Down the Credit-Related Portion of the Impairment of That Security Through a Charge to Earnings.

We review our investment securities portfolio at each quarter-end reporting period to determine whether the fair value is below the current carrying value. When the fair value of any of our investment securities has declined below its carrying value, we are required to assess whether the decline is other than temporary. If we conclude that the decline is other than temporary, we will be required to write down the credit-related portion of the impairment of that security through a charge to earnings. Due to the complexity of the calculations and assumptions used in determining whether an asset is impaired, the impairment disclosed may not accurately reflect the actual impairment in the future.

If the Corporation's Allowance For Loan Losses Is Not Sufficient To Cover Actual Loan Losses, Its Earnings Could Decrease

The Corporation's loan customers may not repay their loans according to the terms of their loans, and the collateral securing the payment of their loans may be insufficient to assure repayment. The Corporation may experience significant credit losses, which could have a material adverse effect on its operating results. In determining the amount of the allowance for loan losses, the Corporation reviews its loans and its loss and delinquency experience, and the Corporation evaluates economic conditions. If its assumptions prove to be incorrect, its allowance for loan losses may not cover inherent losses in its loan portfolio at the date of its financial statements. Material additions to the Corporation's allowance would materially decrease its net income. At December 31, 2010, its allowance for loan losses totaled $5.7 million, representing 1.39% of its average total loans.

Although the Corporation believes it has underwriting standards to manage normal lending risks, it is difficult to assess the future performance of its loan portfolio due to the relatively recent origination of many of these loans. The Corporation cannot assure that its non-performing loans will not increase or that its non-performing or delinquent loans will not adversely affect its future performance.

In addition, federal regulators periodically review the Corporation's allowance for loan losses and may require it to increase its allowance for loan losses or recognize further loan charge-offs. Any increase in its allowance for loan losses or loan charge-offs as required by these regulatory agencies could have a material adverse effect on its results of operations and financial condition.

The Corporation's Ability To Pay Dividends Is Subject to Limitations

The Corporation is a bank holding company and its operations are conducted by First Keystone Community Bank, which is a separate and distinct legal entity. Substantially all of the Corporation's assets are held by First Keystone Community Bank.

The Corporation's ability to pay dividends depends on its receipt of dividends from First Keystone Community Bank, its primary source of dividends. Dividend payments from First Keystone Community Bank are subject to legal and regulatory limitations, generally based on net profits and retained earnings, imposed by the various banking regulatory agencies. The ability of banking subsidiaries to pay dividends is also subject to their profitability, financial condition, capital expenditures and other cash flow requirements. There is no assurance that First Keystone Community Bank will be able to pay dividends in the future or that the Corporation will generate adequate cash flow to pay dividends in the future. The Corporation's failure to pay dividends on its common stock could have material adverse effect on the market price of its common stock.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

The Corporation and its subsidiary occupy sixteen properties in Columbia, Luzerne, Montour, and Monroe counties in Pennsylvania, which are used principally as banking offices.

Properties owned are:

- Main Office located at 111 West Front Street, Berwick, Pennsylvania 18603;
- Salem Office located at 400 Fowler Avenue, Berwick, Pennsylvania 18603;
- Freas Avenue Office located at 701 Freas Avenue, Berwick, Pennsylvania 18603;
- Scott Township Office located at Central Road and Route 11, Bloomsburg, Pennsylvania 17815;
- Mifflinville Office located at Third and Race Streets, Mifflinville, Pennsylvania 18631;
- Hanover Township Office located at 1540 Sans Souci Highway, Wilkes-Barre, Pennsylvania 18706;
- Danville Office located at 1519 Bloom Road, Danville, Pennsylvania 17821;
- Mountainhome Office located at Route 390 & Price's Drive, Mountainhome, Pennsylvania 18342;
- Brodheadsville Office located at Route 209, Brodheadsville, Pennsylvania 18322;
- Swiftwater Office located at Route 611, Swiftwater, Pennsylvania 18370;
- Vacant lot held for expansion located at 117-119 West Front Street, Berwick, Pennsylvania 18603;
- Parking lot located at Second and Market Streets, Berwick, Pennsylvania 18603; and
- 17 ATM's located in Columbia, Luzerne, Montour, and Monroe counties.

Properties leased are:

- Briar Creek Office located inside the Giant Market at 50 Briar Creek Plaza, Berwick, Pennsylvania 18603;
- Nescopeck Office located at 437 West Third Street, Nescopeck, Pennsylvania 18635;
- Kingston Office located at 179 South Wyoming Avenue, Kingston, Pennsylvania 18704;
- Stroudsburg Office located at 559 Main Street, Stroudsburg, Pennsylvania 18360;
- Operations Center located at 105 Market Street, Berwick, Pennsylvania 18603; and
- Mountain Top Office located at 18 North Mountain Boulevard, Mountain Top, Pennsylvania 18707 (land only).

ITEM 3. LEGAL PROCEEDINGS

The Corporation and/or the Bank are defendants in various legal proceedings arising in the ordinary course of their business. However, in the opinion of management of the Corporation and the Bank, there are no proceedings pending to which the Corporation and the Bank is a party or to which their property is subject, which, if determined adversely to the Corporation and the Bank, would be material in relation to the Corporation's and Bank's individual profits or financial condition, nor are there any proceedings pending other than ordinary routine litigation incident to the business of the Corporation and the Bank. In addition, no material proceedings are pending or are known to be threatened or contemplated against the Corporation and the Bank by government authorities or others.

ITEM 4. REMOVED AND RESERVED

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED SHAREHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The Corporation's Common Stock is traded in the over-the-counter market on the OTC Bulletin Board under the symbol "FKYS.OB". The following table sets forth:

- The quarterly high and low prices for a share of the Corporation's Common Stock during the periods indicated as reported to the management of the Corporation and
- Quarterly dividends on a share of the Common Stock with respect to each quarter since January 1, 2009.

MARKET VALUE OF COMMON STOCK

2010:	High	Low	Per Share Dividend
First quarter	**$17.25**	**$15.77**	**$.23**
Second quarter	**$17.49**	**$15.50**	**$.23**
Third quarter	**$16.75**	**$15.50**	**$.23**
Fourth quarter	**$17.50**	**$15.90**	**$.24**
2009:			
First quarter	$17.50	$14.01	$.23
Second quarter	$16.55	$15.25	$.23
Third quarter	$16.55	$15.00	$.23
Fourth quarter	$17.95	$14.55	$.23

As of December 31, 2010, the Corporation had approximately 852 shareholders of record.

The Corporation has paid dividends since commencement of business in 1984. It is the present intention of the Corporation's Board of Directors to continue the dividend payment policy; however, further dividends must necessarily depend upon earnings, financial condition, appropriate legal restrictions and other factors relevant at the time the Board of Directors of the Corporation considers dividend policy. Cash available for dividend distributions to shareholders of the Corporation must initially come from dividends paid by the Bank to the Corporation. Therefore, the restrictions on the Bank's dividend payments are directly applicable to the Corporation.

Transfer Agent:

Registrar and Transfer Company 10 Commerce Drive Cranford, NJ 07016-3752	(800) 368-5948

The following brokerage firms make a market in First Keystone Corporation common stock:

RBC Dain Rauscher	(800) 223-4207
Janney Montgomery Scott LLC	(800) 526-6397
Stifel Nicolaus & Co. Inc.	(800) 223-6807
Boenning & Scattergood, Inc.	(800) 883-8383

Dividend Restrictions on the Bank

Generally, as a Pennsylvania state chartered bank, under Pennsylvania banking law, the Bank may only pay dividends out of accumulated net earnings.

Dividend Restrictions on the Corporation

Under the Pennsylvania Business Corporation Law of 1988, as amended, the Corporation may not pay a dividend if, after giving effect thereto, either:

- The Corporation would be unable to pay its debts as they become due in the usual course of business, or
- The Corporation's total assets would be less than its total liabilities.

The determination of total assets and liabilities may be based upon:

- Financial statements prepared on the basis of generally accepted accounting principles,
- Financial statements that are prepared on the basis of other accounting practices and principles that are reasonable under the circumstances, or
- A fair valuation or other method that is reasonable under the circumstances.

PERFORMANCE GRAPH

The following graph and table compare the cumulative total shareholder return on the Corporation's common stock during the period December 31, 2005, through and including December 31, 2010, with

- the cumulative total return on the SNL Securities Corporate Performance Index[1] for banks $500 million to $1 billion in total assets in the Middle Atlantic area[2], and
- the cumulative total return for all United States stocks traded on the NASDAQ Stock Market.

The comparison assumes $100 was invested on December 31, 2005, in the Corporation's common stock and in each of the indices below and assumes further the reinvestment of dividends into the applicable securities. The shareholder return shown on the graph and table below is not necessarily indicative of future performance.

FIRST KEYSTONE CORPORATION

Total Return Performance



140.00
120.00
100.00
80.00
60.00
40.00
20.00
Index Value
First Keystone Corporation
NASDAQ Composite
SNL Bank $500M-$1B
12/31/05
12/31/06
12/31/07
12/31/08
12/31/09
12/31/10

	Period Ending					
	12/31/05	12/31/06	12/31/07	12/31/08	12/31/09	12/31/10
First Keystone Corporation	100.00	97.75	90.03	87.33	108.48	118.10
NASDAQ - Total US	100.00	110.39	122.15	73.32	106.57	125.91
SNL $500M- $1B Bank Index	100.00	113.73	91.14	58.40	55.62	60.72

---

[1] SNL Securities is a research and publishing firm specializing in the collection and dissemination of data on the banking, thrift and financial services industries.

[2] The Middle Atlantic area comprises the states of Delaware, Pennsylvania, Maryland, New Jersey, New York, the District of Columbia and Puerto Rico.

ITEM 6. SELECTED FINANCIAL DATA

(Amounts in thousands, except per share)

	Year Ended December 31,				
	2010	2009	2008	2007	2006
SELECTED FINANCIAL DATA:					
Total Assets	**$ 796,601**	$ 758,330	$ 714,898	$ 681,207	$ 525,920
Total Investment securities	**316,531**	282,798	243,165	246,059	243,938
Net loans	**403,950**	401,375	403,172	371,557	248,086
Total Deposits	**626,895**	580,569	504,633	493,041	384,020
Stockholders' equity	**79,060**	74,167	69,147	70,924	53,387
SELECTED OPERATING DATA:					
Interest income	**$ 38,154**	$ 37,726	$ 37,638	$ 31,899	$ 28,577
Interest expense	**12,742**	15,565	18,116	17,785	14,972
Net interest income	**$ 25,412**	$ 22,161	$ 19,522	$ 14,114	$ 13,605
Provision for loan losses	**2,575**	800	700	150	500
Net interest income after provision for loan and lease losses	**$ 22,837**	$ 21,361	$ 18,822	$ 13,964	$ 13,105
Other income	**5,758**	4,299	4,046	4,199	3,788
Other expense	**17,272**	16,444	13,923	10,645	9,515
Income before income taxes	**$ 11,323**	$ 9,216	$ 8,945	$ 7,518	$ 7,378
Income tax expense	**2,362**	1,279	1,394	1,391	1,188
Net income	**$ 8,961**	$ 7,937	$ 7,551	$ 6,127	$ 6,190
PER COMMON SHARE DATA:					
Net income	**$ 1.65**	$ 1.46	$ 1.39	$ 1.31	$ 1.35
Cash dividends	**.93**	.92	.89	.88	.85
PERFORMANCE RATIOS:					
Return on average assets	**1.09%**	1.06%	1.08%	1.09%	1.20%
Return on average equity	**10.98%**	10.88%	10.72%	10.48%	11.76%
Dividend payout ratio	**56.47%**	63.06%	64.12%	68.25%	62.63%
Average equity to average assets ratio	**9.95%**	9.73%	10.00%	10.37%	10.19%

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The purpose of Management's Discussion and Analysis of First Keystone Corporation, a bank holding company (the Corporation), and its wholly owned subsidiary, First Keystone Community Bank (the Bank), is to assist the reader in reviewing the financial information presented and should be read in conjunction with the consolidated financial statements and other financial data contained herein. Refer to Forward Looking Statements on page 1 for detailed information.

RESULTS OF OPERATIONS

Year Ended December 31, 2010 Versus Year Ended December 31, 2009

Net income increased to $8,961,000 for the year ended December 31, 2010, as compared to $7,937,000 for the prior year, an increase of 12.9%. Earnings per share, both basic and diluted, for 2010 were $1.65 as compared to $1.46 in 2009, an increase of 13.0%. Cash dividends per share increased to $.93 in 2010 from $.92 in 2009, an increase of 1.1%. The Corporation's return on average assets was 1.09% in 2010 as compared to 1.06% in 2009. Return on average equity increased to 10.98% in 2010 from 10.88% in 2009. An increase in earning asset levels resulted in an overall increase of interest income to $38,154,000, up $428,000 or 1.1% from 2009. There was the accompanying decrease in interest on deposits and borrowings as interest rates declined, which resulted in interest expense of $12,742,000 in 2010, a decrease of $2,823,000 or 18.1% from 2009.

Net interest income, as indicated below in Table 1, increased by $3,251,000 or 14.7% to $25,412,000 for the year ended December 31, 2010. The Corporation's net interest income on a fully taxable equivalent basis increased by $3,061,000, or 12.7% to $27,234,000 in 2010 as compared to an increase of $2,763,000, or 12.9% to $24,173,000 in 2009.

Year Ended December 31, 2009 Versus Year Ended December 31, 2008

Net income increased to $7,937,000 for the year ended December 31, 2009, as compared to $7,551,000 for the prior year, an increase of 5.1%. Earnings per share, both basic and diluted, for 2009 were $1.46 as compared to $1.39 in 2008, an increase of 5.0%. Cash dividends per share increased to $.92 in 2009 from $.89 in 2008, an increase of 3.4%. The Corporation's return on average assets was 1.06% in 2009 as compared to 1.08% in 2008. Return on average equity increased to 10.88% in 2009 from 10.72% in 2008. An increase in earning asset levels resulted in an overall increase of interest income to $37,726,000, up $88,000 or 0.2% from 2008. There was the accompanying decrease in interest on deposits and borrowings as interest rates declined, which resulted in interest expense of $15,565,000 in 2009, a decrease of $2,551,000 or 14.1% from 2008.

Table 1 — Net Interest Income

(Amounts in thousands)		**2010/2009 Increase/(Decrease)**			**2009/2008 Increase/(Decrease)**		
	2010	**Amount**	**%**	**2009**	Amount	%	2008
Interest Income	**$ 38,154**	**$ 428**	**1.1**	**$ 37,726**	$ 88	0.2	$37,638
Interest Expense	**12,742**	**(2,823)**	**(18.1)**	**15,565**	(2,551)	(14.1)	18,116
Net Interest Income	**25,412**	**3,251**	**14.7**	**22,161**	2,639	13.5	19,522
Tax Equivalent Adjustment	**1,822**	**(190)**	**(9.4)**	**2,012**	124	6.6	1,888
Net Interest Income (fully tax equivalent)	**$ 27,234**	**$ 3,061**	**12.7**	**$ 24,173**	$ 2,763	12.9	$21,410

Table 2 — Distribution of Assets, Liabilities and Stockholders' Equity

	2010			2009			2008		
	Average Balance	Revenue/ Expense	Yield/ Rate	Average Balance	Revenue/ Expense	Yield/ Rate	Average Balance	Revenue/ Expense	Yield/ Rate
Interest Earning Assets:									
Loans:									
Commercial, net[1,2]	$ 47,027	$ 2,307	4.91%	$ 48,286	$ 2,664	5.52%	$ 33,029	$ 2,822	8.54%
Real Estate[1]	354,700	21,163	5.97%	347,992	21,420	6.16%	333,336	21,663	6.50%
Consumer, Net[1,2]	8,700	717	8.24%	12,170	922	7.58%	25,498	1,136	4.46%
Fees on Loans	—	478	—%	—	149	—%	—	62	—%
Total Loans (Including Fees)[3]	$410,427	$24,666	6.01%	$408,448	$25,155	6.16%	$391,863	$25,683	6.55%
Investment Securities:									
Taxable	$225,670	$10,502	4.65%	$175,042	$ 9,347	5.34%	$156,011	$ 8,623	5.53%
Tax Exempt[1]	72,477	4,780	6.59%	78,277	5,227	6.68%	78,902	5,128	6.50%
Total Investment Securities	$298,147	$15,281	5.13%	$253,319	$14,574	5.75%	$234,913	$13,751	5.85%
Interest Bearing Deposits in Banks	39,638	24	0.06%	18,457	9	0.05%	3,515	79	2.25%
Federal Funds Sold	1,521	4	0.30%	—	—	—%	436	13	2.98%
Total Other Interest Earning Assets	41,159	28	0.07%	18,457	9	0.05%	3,951	92	2.33%
Total Interest Earning Assets	$749,733	$39,976	5.33%	$680,224	$39,738	5.84%	$630,727	$39,526	6.27%
Non-Interest Earning Assets:									
Cash and Due From Banks	$ 3,980			$ 6,943			$ 9,876		
Allowance for Loan Losses	(5,286)			(5,221)			(5,163)		
Premises and Equipment	11,816			10,515			8,427		
Foreclosed Assets Held for Sale	466			78			109		
Other Assets	58,916			57,259			56,635		
Total Non-Interest Earning Assets	69,892			69,574			69,884		
Total Assets	$819,625			$749,798			$700,611		
Interest Bearing Liabilities:									
Savings, NOW Accounts, and Money Markets	$288,431	$ 2,717	0.94%	$220,845	$ 2,491	1.13%	$198,916	$ 3,113	1.56%
Time Deposits	269,075	6,394	2.38%	280,005	8,873	3.17%	259,480	10,795	4.16%
Short-Term Borrowings	1,189	189	0.02%	4,918	31	0.63%	11,883	191	1.61%
Long-Term Borrowings	80,735	3,401	4.21%	79,899	3,830	4.79%	71,221	3,539	4.97%
Fed Funds Purchased	—	—	—%	118	2	1.55%	351	15	4.27%
Securities Sold U/A to Repurchase	19,442	229	1.18%	19,268	338	1.75%	17,894	463	2.59%
Total Interest Bearing Liabilities	$658,872	$12,742	1.93%	$605,053	$15,565	2.57%	$559,745	$18,116	3.24%
Non-Interest Bearing Liabilities:									
Demand Deposits	$ 65,831			$ 58,860			$ 57,102		
Other Liabilities	13,337			12,959			13,315		
Stockholders' Equity	81,585			72,926			70,449		
Total Liabilities/Stockholders' Equity	$819,625			$749,798			$700,611		
Net Interest Income Tax Equivalent		$27,234			$24,173			$21,410	
Net Interest Spread			3.40%			3.27%			3.03%
Net Interest Margin			3.63%			3.55%			3.39%

[1]Tax-exempt income has been adjusted to a tax equivalent basis using an incremental rate of 34%, and statutory interest expense disallowance.
[2]Installment loans are stated net of unearned interest.
[3]Average loan balances include non-accrual loans. Interest income on non-accrual loans is not included.

NET INTEREST INCOME

The major source of operating income for the Corporation is net interest income. Net interest income is the difference between interest income on earning assets, such as loans and securities, and the interest expense on liabilities used to fund those assets, including deposits and other borrowings. The amount of interest income is dependent upon both the volume of earning assets and the level of interest rates. In addition, the volume of non-performing loans affects interest income. The amount of interest expense varies with the amount of funds needed to support earning assets, interest rates paid on deposits and borrowed funds, and finally, the level of interest free deposits.

Table 2 on the preceding page provides a summary of average outstanding balances of earning assets and interest bearing liabilities with the associated interest income and interest expense as well as average tax equivalent rates earned and paid as of year-end 2010, 2009 and 2008.

The yield on earning assets was 5.33% in 2010, 5.84% in 2009, and 6.27% in 2008. The rate paid on interest bearing liabilities was 1.93% in 2010, 2.57% in 2009, and 3.24% in 2008. This resulted in an increase in our net interest spread to 3.40% in 2010, as compared to 3.27% in 2009 and 3.03% in 2008.

As Table 2 illustrates, the net interest margin, which is interest income less interest expense divided by average earnings assets, was 3.63% in 2010 as compared to 3.55% in 2009 and 3.39% in 2008. The net interest margins are presented on a tax-equivalent basis. The increase in net interest margin in 2010 and 2009 was due primarily to the decline in interest paid on interest bearing liabilities as interest rates in general declined, especially short-term interest rates. The decreases in net interest margin in 2008 was due primarily to the increased interest paid on interest bearing liabilities. This was a result of more interest bearing liabilities repricing than earning assets.

The improvement in our net interest margin came from relatively stable earning asset yields and lower funding costs in 2010 and 2009. The interest margin expansion was experienced as the yield curve returned to its more normal upward sloping environment in 2009 continuing into 2010 as compared to the previous years. Our improved net interest margin will be under pressure when interest rates start to rise since the Corporation continues to be liability sensitive and there will be more liabilities, including deposits, repricing than earning assets (loans and investments). To negate the potential impact of a lesser net interest margin, the Corporation has focused on attracting lower cost checking, savings and money market accounts and reduced somewhat its dependence on higher priced certificates of deposit.

Table 3 sets forth changes in interest income and interest expense for the periods indicated for each category of interest earning assets and interest bearing liabilities. Information is provided on changes attributable to (i) changes in volume (changes in average volume multiplied by prior rate); (ii) changes in rate (changes in average rate multiplied by prior average volume); and, (iii) changes in rate and volume (changes in average volume multiplied by change in average rate).

Interest income exempt from federal tax was $3,771,000 in 2010, $4,261,000 in 2009, and $4,112,000 in 2008. Tax-exempt income has been adjusted to a tax-equivalent basis using an incremental rate of 34%.

In 2010, the increase in net interest income on a fully tax equivalent basis of $3,061,000 resulted from an increase in volume of $2,016,000 and an increase of $1,045,000 due to changes in rate. In 2009, the increase in net interest income of $2,763,000 resulted from an increase in volume of $894,000 and an increase of $1,869,000 due to changes in rate.

Table 3 — Changes in Income and Expense, 2010 and 2009

(Amounts in thousands)	2010 COMPARED TO 2009			2009 COMPARED TO 2008		
	VOLUME	RATE	NET	VOLUME	RATE	NET
Interest Income:						
Loans, Net	**$ 122**	**$ (611)**	**$ (489)**	$ 1,087	$ (1,615)	$ (528)
Taxable Investment Securities	**2,703**	**(1,548)**	**1,155**	1,052	(328)	724
Tax-Exempt Investment Securities	**(387)**	**(60)**	**(447)**	(41)	140	99
Other Short-Term Investments	**11**	**8**	**19**	338	(421)	(83)
Total Interest Income	**$ 2,449**	**$ (2,211)**	**$ 238**	$ 2,436	$ (2,224)	$ 212
Interest Expense:						
Savings, Now, and Money Markets	**$ 762**	**$ (536)**	**$ 226**	$ 343	$ (965)	$ (622)
Time Deposits	**(346)**	**(2,133)**	**(2,479)**	854	(2,776)	(1,922)
Short-Term Borrowings	**(26)**	**(7)**	**(33)**	(122)	(51)	(173)
Long-Term Borrowings	**40**	**(469)**	**(429)**	431	(140)	291
Securities Sold U/A to Repurchase	**3**	**(111)**	**(108)**	36	(161)	(125)
Total Interest Expense	**$ 433**	**$ (3,256)**	**$ (2,823)**	$ 1,542	$ (4,093)	$ (2,551)
Net Interest Income	**$ 2,016**	**$ 1,045**	**$ 3,061**	$ 894	$ 1,869	$ 2,763

The change in interest due to both volume and yield/rate has been allocated to change due to volume and change due to yield/rate in proportion to the absolute value of the change in each.

Balance on non-accrual loans are included for computational purposes. Interest income on non-accrual loans is not included.

PROVISION FOR LOAN LOSSES

For the year ended December 31, 2010, the provision for loan losses was $2,575,000 as compared to $800,000 as of December 31, 2009 and $700,000 as of December 31, 2008. The provision in 2010 increased primarily because of the increase in net charge-offs. Net charge-offs by the Corporation for the fiscal years ended December 31, 2010, 2009, and 2008, were $2,196,000, $673,000, and $551,000, respectively. See Allowance for Loan Losses on Page 28 for further discussion.

The Corporation did not change the manner in which it determines charge-offs. Rather the challenges associated with the economy (higher unemployment and increased delinquencies) in the past two years have been largely responsible for the increase in charge-offs. While the Corporation cannot accurately predict future charge-offs, we anticipate the level of charge-offs may continue into 2011 if economic conditions continue to be unfavorable.

The allowance for loan losses as a percentage of loans, net of unearned interest, was 1.39% as of December 31, 2010, 1.31% as of December 31, 2009, 1.27% as of December 31, 2008.

On a quarterly basis, the Corporation's Board of Directors and management perform a detailed analysis of the adequacy of the allowance for loan losses. This analysis includes an evaluation of credit risk concentration, delinquency trends, past loss experience, current economic conditions, composition of the loan portfolio, classified loans and other relevant factors.

The Corporation will continue to monitor its allowance for loan losses and make future adjustments to the allowance through the provision for loan losses as conditions warrant. Although the Corporation believes that the allowance for loan losses is adequate to provide for losses inherent in the loan portfolio, there can be no assurance that future losses will not exceed the estimated amounts or that additional provisions will not be required in the future.

The Bank is subject to periodic regulatory examination by the Pennsylvania Department of Banking and the FDIC. As part of the examination, the regulators will assess the adequacy of the bank's allowance for loan losses and may include factors not considered by the Bank. In the event that a regulatory examination results in a conclusion that the Bank's allowance for loan losses is not adequate, the Bank may be required to increase its provision for loan losses.

NON-INTEREST INCOME

Non-interest income is derived primarily from trust department revenue, service charges and fees, income on bank owned life insurance, other miscellaneous revenue and the gain on the sale of mortgage loans. In addition, investment securities gains or losses also impact total non-interest income.

For the year ended December 31, 2010, non-interest income amounted to $5,758,000, an increase of $1,459,000, or 33.9% as compared to an increase of $253,000, or 6.3% for the year ended December 31, 2009. Table 4 provides the major categories of non-interest income and each respective change comparing the past three years. In 2010, gains on investment securities resulted from sales of municipal taxable and tax-free bonds, offset in part by some losses on equity securities. Investment securities losses in 2009 and 2008 were primarily the result of the sale of equities securities at a loss. Also in 2008, there was an other than temporary impairment charge on several bank equities securities.

The Corporation does a quarterly impairment analysis. The analysis includes a review of investment securities owned by our subsidiary, First Keystone Community Bank and a review of bank equities securities owned by the Corporation. With regards to the investment securities of First Keystone Community Bank, all individual investment securities held at the end of each quarter are evaluated. The evaluation determines if unrealized holding losses represent credit losses which could require an other-than-temporary impairment charge through earnings. Generally, unrealized losses related to general market conditions and/or resultant lack of liquidity in the market do not require impairment charges. Similarly, all bank equities securities held at each quarter end are evaluated for other-than-temporary impairment charges, primarily if the market value has declined significantly compared to the book value on an individual basis. Also, trends relating to overall credit quality of financial institution equities owned is considered in making an impairment charge decision.

Excluding investment securities gains, non-interest income in 2010 increased $1,158,000, or 26.1% to $5,595,000. This compares favorably to an increase of $243,000, or 5.8% in 2009 before investment securities gains. Income from the trust department, which consists of fees generated from individual and corporate accounts, increased in 2010 by $166,000, or 35.0% after decreasing by $55,000, or 10.4% in 2009. Increased income in the trust department in 2010 was due to the increase in value of many equity based trust accounts. Fees are generally derived as a percentage of asset values under management. Decreased income from the trust department in 2009 was due primarily to the decrease in market values of assets under management, especially equities securities and a reduction in estate fee income.

Service charges and fees, consisting primarily of service charges on deposit accounts and ATM and debit card income, were the largest source of non-interest income in 2010 and 2009. Service charges and fees decreased by $53,000, or 2.3% in 2010 compared to a decrease of $104,000, or 4.2% in 2009. A reduction in non sufficient fund (NSF) fees in 2010 accounts for the decline in service charges and fees during the past year.

Income on Bank Owned Life Insurance (BOLI) increased $18,000 to $766,000 in 2010 as compared to an increase of $41,000 to $748,000 in 2009. The income from BOLI represents the increase in the cash surrender value of BOLI and is intended to partially cover the costs of the Bank's employee benefit plan, including group life, disability, and health insurance.

The gain on sale of mortgages provided $825,000 in 2010 as compared to $300,000 in 2009. The increase in gains on sale of mortgages was a function of the increased originations largely due to customers taking advantage of lower mortgage rates and refinancing. Subsequently, mortgages were sold into the secondary market during the past year. The Corporation continues to service the majority of mortgages which are sold, this servicing income provides an additional source of non-interest income on an ongoing basis.

Other income, consisting primarily of safe deposit box rentals, income from the sale of non-deposit products, and miscellaneous fees amounted to $265,000 for 2010, a decrease of $298,000 or 52.9% from the $563,000 other income reported in 2009. The increased sale of non-deposit products, especially annuities and the proceeds from a bank owned life insurance policy on a deceased employee account for the majority of the increase in 2009. A recovery from the loss due to defalcation was received in 2010 in the amount of $800,000. This non-recurring income item made up 14.3% of non-interest income before securities gains and losses. In 2009, the Corporation recorded a charge of $850,000 to earnings. If the $800,000 recovery on loss due to defalcation is subtracted from 2010 non-interest income, the result for 2010 is $4,958,000. This represents a $358,000 increase over 2009, or 8.1%.

Table 4 — Non-Interest Income

(Amounts in thousands)		2010/2009 Increase/(Decrease)			2009/2008 Increase/(Decrease)		
	2010	Amount	%	2009	Amount	%	2008
Trust Department	$ 641	$ 166	34.9	$ 475	$ (55)	(10.4)	$ 530
Service Charges and Fees	2,298	(53)	(2.3)	2,351	(104)	(4.2)	2,455
Income on Bank Owned Life Insurance	766	18	2.4	748	41	5.8	707
Gain on Sale of Mortgages	825	525	175.0	300	164	120.6	136
Other	265	(298)	(52.9)	563	197	53.8	366
Recovery on Loss Due to Defalcation	800	800	N/A	—	—	—	—
Subtotal	$ 5,595	$ 1,158	26.1	$ 4,437	$ 243	5.8	$ 4,194
Investment Securities Gains (Losses)	163	301	218.1	(138)	10	6.8	(148)
Total	$ 5,758	$ 1,459	33.9	$ 4,299	$ 253	6.3	$ 4,046

NON-INTEREST EXPENSE

Non-interest expense consists of salaries and benefits, occupancy, furniture and equipment, and other miscellaneous expenses. Table 5 provides the yearly non-interest expense by category, along with the amount, dollar changes, and percentage of change.

Total non-interest expense amounted to $17,272,000, an increase of $828,000, or 5.0% in 2010 compared to an increase of $2,521,000, or 18.1% in 2009. Expenses associated with employees (salaries and employee benefits) continue to be the largest non-interest expenditure. Salaries and employee benefits amounted to 52.4% of total non-interest expense in 2010 and 49.0% in 2009. Salaries and employee benefits increased $993,000, or 12.3% in 2010 and $706,000, or 9.6% in 2009. In 2010, salaries increased by 7.1%, or $438,000 due in large part to several new positions related to maintenance of regulatory compliance and normal salary increases. Health insurance increases added $195,000 to employee benefits, rising 24.2%. The increases in 2009 largely reflects additional hires and normal salary adjustments along with increased benefit costs, including health insurance. The number of full time equivalent employees was 180 as of December 31, 2010, and 172 as of December 31, 2009.

Net occupancy expense increased $130,000, or 11.1% in 2010 as compared to an increase of $106,000, or 10.0% in 2009. Furniture and equipment and computer expense increased $217,000 or 18.9% in 2010 compared to a increase of $210,000, or 22.4% in 2009. The increases in occupancy and furniture expenses in 2010 relate to higher depreciation, maintenance and repairs for buildings and software, as well as higher real estate taxes. In 2009, the increase relates to the opening of our Mountain Top office and the purchase of a new core processing system. FDIC insurance expense decreased $308,000, or (26.0)% in 2010 as compared to an increase of $965,000, or 440.6% in 2009. The increase in FDIC insurance for 2009 was a result of both a special assessment levied by the FDIC on all banks and increases in the annual insurance premiums in both 2009 and 2008. Other non-interest expenses, including shares tax, ATM and debit card fees and professional services, increased $646,000, or 16.0% in 2010 after decreasing $316,000 in 2009. The increase in other non-interest expenses in 2010 relates to an increase in accounting, auditing and professional services fees.

Management of the Corporation believes that investors' understanding of the Corporation's performance is enhanced by disclosing non-GAAP financial measures without the effect of the loss as a reasonable basis for comparison of the Corporation's ongoing results of operations. These non-GAAP measures should not be considered a substitute for GAAP-basis measures and results. Our non-GAAP measures may not be comparable to non-GAAP measures of other companies. The following Non-GAAP Reconciliation Schedule provides a reconciliation of these non-GAAP financial measures to the most closely analogous measure determined in accordance with GAAP.

NON-GAAP RECONCILIATION SCHEDULE
FIRST KEYSTONE CORPORATION AND SUBSIDIARY
(Unaudited)
(In Thousands)

	For the Year Ended December 31,	
	2010	2009
Net interest income after provision for loan losses	**$ 22,837**	$ 21,361
Non-interest income	**5,758**	4,299
Non-interest expense	**(17,272)**	(16,444)
Income tax expense	**(2,362)**	(1,279)
Net Income	**8,961**	7,937
Adjustments		
Other income		
Recovery on loss due to defalcation	**(800)**	850
Income tax expense	**272**	(289)
After tax adjustment to GAAP	**(528)**	561
Adjusted net income	**$ 8,433**	$ 8,498

The overall level of non-interest expense remains low, relative to our peers (community banks from $500 million to $1 billion in assets). In fact, our total non-interest expense was 2.11% and 2.08% of average assets in 2010 and if the $850,000 loss due to defalcation is subtracted from 2009 non-interest expense, respectively. Our non-interest expense as a percentage of average assets places us among the leaders in our peer financial institution categories in controlling non-interest expense.

Table 5 — Non-Interest Expense

(Amounts in thousands)		**2010/2009 Increase/(Decrease)**			2009/2008 Increase/(Decrease)		
	2010	**Amount**	**%**	**2009**	Amount	%	2008
Salaries and Employee Benefits	**$ 9,049**	**$ 993**	**12.3**	**$ 8,056**	$ 706	9.6	$ 7,350
Occupancy, Net	**1,300**	**130**	**11.1**	**1,170**	106	10.0	1,064
Furniture and Equipment	**1,363**	**217**	**18.9**	**1,146**	210	22.4	936
FDIC Insurance	**876**	**(308)**	**(26.0)**	**1,184**	965	440.6	219
Loss due to defalcation	**—**	**(850)**	**N/A**	**850**	850	N/A	0
Other, shares tax and professional services	**4,684**	**646**	**16.0**	**4,038**	(316)	(7.3)	4,354
Total	**$17,272**	**$ 828**	**5.0**	**$16,444**	$2,521	18.1	$13,923

INCOME TAX EXPENSE

Income tax expense for the year ended December 31, 2010, was $2,362,000 as compared to $1,279,000 and $1,394,000 for the years ended December 31, 2009, and December 31, 2008, respectively. Income tax expense increased in 2010 due to the increase in income and also due to a reduction in tax-free municipal securities held in our investment portfolio. In 2009, our income tax expense decreased even though income before taxes increased $271,000 to $9,216,000 from $8,945,000 in 2008. An increase in tax exempt income reduced our income tax liability in 2009. The corporation looks to maximize its tax-exempt interest derived from both tax-free loans and tax-free municipal investments without triggering alternative minimum tax. The effective income tax rate was 21.1% in 2010, 14.2% in 2009, and 16.2% in 2008. The limited availability of tax-free municipal investments at attractive interest rates may result in a higher effective tax rate in future years.

FINANCIAL CONDITION

GENERAL

Total assets increased to $796,601,000 at year-end 2010, an increase of 5.1% from year-end 2009. As of December 31, 2010, total deposits amounted to $626,895,000, an increase of 8.0% over 2009. Assets as of December 31, 2009 were $758,330,000, an increase of 6.1% over 2008, while total deposits as of year-end 2009 amounted to $580,569,000, an increase of 15.0% from 2008.

In 2010, because of the economy and the continuing lack of loan demand, deposit growth was used to fund the purchase of investment securities and to reduce short-term borrowings.

In both 2009 and 2008, deposit growth was used principally to fund loan growth. The Corporation continues to maintain and manage its asset growth. Our strong equity capital position provides us an opportunity to further leverage our asset growth. Borrowings decreased in 2010 by $13,061,000 after decreasing by $36,956,000 in 2009. Increased borrowings in 2008 helped fund loan growth and other asset growth on the balance sheet. Core deposits, which include demand deposits and interest bearing demand deposits (NOWs), money market accounts, savings accounts, and time deposits of individuals continues to be our most significant source of funds. In 2009, several successful sales campaigns attracted new customers and generated growth in retail certificates of deposit (time deposits of individuals) as well as checking, savings and money market accounts.

EARNING ASSETS

Earning assets are defined as those assets that produce interest income. By maintaining a healthy asset utilization rate, i.e., the volume of earning assets as a percentage of total assets, the Corporation maximizes income. The earning asset ratio (average interest earning assets divided by average total assets) equaled 91.5% for 2010, compared to 90.7% for 2009 and 90.0% for 2008. This indicates that the management of earning assets is a priority and non-earning assets, primarily cash and due from banks, fixed assets and other assets, are maintained at minimal levels. The primary earning assets are loans and investment securities.

LOANS

Total loans, net of unearned income, increased to $409,651,000 as of December 31, 2010, as compared to a balance of $406,697,000 as of December 31, 2009. Table 6 provides data relating to the composition of the Corporation's loan portfolio on the dates indicated. Total loans, net of unearned income, increased $2,954,000, or 0.7% in 2010 compared to a decrease of $1,670,000, or 0.4% in 2009.

The economy and the resultant decline in loan demand account for the slow growth in loans in 2010. Residential real estate loans decreased by $6,111,000 in 2010 since the bulk of residential real estate loans originated were secondary market conforming and were sold. The Corporation did not change its underwriting standards in 2010, rather opportunities to originate commercial and consumer loans declined because of the economy and the increased unemployment in our market area.

The loan portfolio is well diversified. The total commercial portfolio is $269,290,000 of which $233,764,000 or 57.0% of gross loans is secured by commercial real estate. The largest relationship is an $8,000,000 tax-free loan to a municipality founded in 1816 consisting of 35 square miles, which is located in the eastern region of our market area. The township has experienced 17% growth in population over the past 9 years and future job growth is projected to be 29% over the next 10 years. The township is currently involved in a $70,000,000 sewer expansion project. Our loan is secured by project receivables and the full faith, credit and taxing power of the township.

The second largest relationship of $7,734,000 is comprised of loans to individuals and their related companies involved in the ownership and operation of gas stations, convenience stores, and truck stops located in northern, central, and eastern Pennsylvania. The borrowers are well experienced in the industry and have been operating various locations since 1988. The loans are secured by commercial real estate, and perfected security interest in all business assets.

The next largest relationship is a real estate holding LLC established in 2006, and its related medical service companies. The LLC was formed to construct and provide medical office space for a group of closely related medical entities and outside services and is located in the corporation's immediate central market area. The relationship had outstanding loan balances of $6,714,000 at December 31, 2010, secured primarily by commercial real estate and perfected security interest in all business assets of the various related entities. A small portion of the relationship is to an individual $45,000 secured by vehicles.

The fourth largest commercial relationship is the net balance of $6,010,000, after participations sold of $3,559,000 and letters of credit of $2,833,000. This relationship is comprised of a $5,000,000 revolving line of credit and related $2,833,000 letters of credit to develop a Planned Residential Community in the eastern portion of our market area, several commercial investment properties totaling $4,032,000, a $450,000 revolving line of credit for working capital and an $87,000 residential mortgage. The borrowers and their related companies have been involved in real estate development since 1974, and have developed residential communities, and medical and professional office space. The entire relationship is secured by a combination of real estate and marketable securities.

The fifth largest relationship of $5,546,000 is located in our central market area and is involved in metal machinery, metal coating, plastic refinery and related real estate holding companies. Loans consist of mortgages on the commercial real estate from which the various businesses operate, term loans and lines of credit, and are secured by a combination of commercial real estate and perfected interest in all business assets.

Each of the aforementioned loans are paying as agreed and none of the loans are considered criticized or classified. The property securing each of the loans was approved at the time the loan was originated. Appraisals are ordered independently of the loan approval process from appraisers on an approved list. All appraisals are reviewed internally for conformity with accepted standards of the Bank.

All loan relationships in excess of $1,500,000 are reviewed internally and through an external loan review process on an annual basis. Such review is based upon analysis of current financial statements of the borrower, co-borrowers/guarantors, payment history, and economic conditions.

The economy and the resultant decline in loan demand account for the reduction in loans in 2009. Residential real estate loans increased only slightly in 2009 since the bulk of residential real estate loans originated were secondary market conforming and were sold. The Corporation did not change its underwriting standards in 2009, rather opportunities to originate commercial and consumer loans declined because of the economy and the increased unemployment.

Increases in the portfolio in 2008 were primarily in commercial real estate loans. There was a slight increase in commercial loans - other. These are loans to corporations and businesses not secured by real estate. The Corporation continued to originate and sell certain long-term fixed rate residential mortgage loans which conform to secondary market requirements. The Corporation derives ongoing income from the servicing of mortgages sold in the secondary market.

The Corporation continues to internally underwrite each of its loans to comply with prescribed policies and approval levels established by its Board of Directors.

Table 6 — Loans Outstanding, Net of Unearned Income

(Amounts in thousands)	December 31,				
	2010	2009	2008	2007	2006
Commercial, financial and agricultural:					
Commercial secured by real estate	**$227,147**	$203,413	$206,095	$190,803	$123,673
Commercial - other	**29,693**	42,815	33,104	29,129	22,169
Tax exempt - real estate and other	**12,450**	12,525	18,920	10,899	3,264
Real estate (primarily residential mortgage loans)	**131,981**	138,092	136,288	130,865	86,208
Consumer loans	**8,781**	10,802	15,291	16,712	18,728
Total Gross Loans	**$410,052**	$407,647	$409,698	$378,408	$254,042
Less: Unearned income and unamortized loan fees net of costs	**401**	950	1,331	1,805	2,285
Total Loans, net of unearned income	**$409,651**	$406,697	$408,367	$376,603	$251,757

INVESTMENT SECURITIES

The Corporation uses investment securities to not only generate interest and dividend revenue, but also to help manage interest rate risk and to provide liquidity to meet operating cash needs.

The investment portfolio has been allocated between securities available for sale, including restricted equity securities, and securities held to maturity. No investment securities were established in a trading account. Available for sale securities increased $32,441,000 or 11.7% to $310,265,000 in 2010 due to the substantial increase in deposits during the year and the lack of loan demand. Available for sale securities increased $37,649,000, or 15.7% to $277,824,000 in 2009. At December 31, 2010 the net unrealized loss, net of the tax effect, on these securities was $1,633,000 and is included in stockholders' equity as accumulated other comprehensive loss. At December 31, 2009, accumulated other comprehensive income, net of tax effect, amounted to a loss of $2,583,000. In 2010, held to maturity securities increased $1,292,000, or 26.0% to $6,266,000 after increasing $1,984,000, or 66.4% in 2009. Table 7 provides data on the carrying value of our investment portfolio on the dates indicated. The vast majority of investment security purchases are allocated as available for sale. This provides the Corporation with increased flexibility should there be a need or desire to liquidate an investment security.

The Corporation reduced investments in US government corporations and agencies and increased investment in state and municipal and corporate securities in order to attain more attractive yields.

The investment portfolio includes U.S. Government Corporations and Agencies, corporate obligations, mortgage backed securities, state and municipal securities, both tax-exempt and taxable. In addition, the investment portfolio includes restricted equity securities consisting primarily of common stock investments in the Federal Reserve Bank and the Federal Home Loan Bank. Marketable equity securities consists of common stock investments in other commercial banks and bank holding companies. A quarterly impairment analysis is conducted as outlined under non-interest income on page 22 of this report.

Securities available for sale may be sold as part of the overall asset and liability management process. Realized gains and losses are reflected in the results of operations on our statements of income. The investment portfolio does not contain any structured notes, step-up bonds, off-balance sheet derivatives, or trust preferred investments.

During 2010, interest bearing deposits in other banks decreased to $4,559,000 from $7,227,000 in 2009. The decrease in interest bearing deposits in other banks in 2010 was the result of more efficient investment of excess funds into the investment portfolio. Interest bearing deposits in other banks increased in 2009 since deposit growth was substantial and the Corporation elected to take a defensive posture and increase its liquidity in the event customers elected to withdraw some deposits and also be prepared for possible increases in interest rates.

Table 7 — Carrying Value of Investment Securities

(Amounts in thousands)

	December 31,					
	2010		2009		2008	
	Available for Sale	**Held to Maturity**	Available for Sale	Held to Maturity	Available for Sale	Held to Maturity
U. S. Government Corporations and Agencies	**$ 51,873**	**$ 5,169**	$ 59,422	$ 3,159	$ 78,344	$ 176
State and Municipal	**177,252**	**1,097**	162,600	1,815	133,461	2,814
Corporate	**72,952**	—	45,904	—	19,781	—
Marketable Equity Securities	**1,825**	—	1,759	—	1,911	—
Restricted Equity Securities	**6,363**	—	8,139	—	6,678	—
Total Investment Securities	**$310,265**	**$ 6,266**	$277,824	$ 4,974	$240,175	$ 2,990

ALLOWANCE FOR LOAN LOSSES

The allowance for loan losses constitutes the amount available to absorb losses within the loan portfolio. As of December 31, 2010, the allowance for loan losses was $5,701,000 as compared to $5,322,000 and $5,195,000 as of December 31, 2009 and 2008, respectively. The allowance for loan losses is established through a provision for loan losses charged to expenses. Loans are charged against the allowance for possible loan losses when management believes that the collectibility of the principal is unlikely. The risk characteristics of the loan portfolio are managed through the various control processes, including credit evaluations of individual borrowers, periodic reviews, and diversification by industry. Risk is further mitigated through the application of lending procedures such as the holding of adequate collateral and the establishment of contractual guarantees.

Management performs a quarterly analysis to determine the adequacy of the allowance for loan losses. The methodology in determining adequacy incorporates specific and general allocations together with a risk/loss analysis on various segments of the portfolio according to an internal loan review process. This assessment results in an allocated allowance. Management maintains its loan review and loan classification standards consistent with those of its regulatory supervisory authority.

Management considers, based upon its methodology, that the allowance for loan losses is adequate to cover foreseeable future losses. However, there can be no assurance that the allowance for loan losses will be adequate to cover significant losses, if any, that might be incurred in the future.

Table 8 contains an analysis of our Allowance for Loan Losses indicating charge-offs and recoveries by the year and annual additional provisions charged to operations. In 2010, net charge-offs as a percentage of average loans were 0.5%, in 2009 net charge-offs as a percentage of average loans were 0.2% compared to 0.1% in 2008. Net charge-offs amounted to $2,196,000 in 2010, $673,000 in 2009 and $551,000 in 2008. The increase in net charge-offs in 2010 relates primarily to increased losses of commercial loans secured by real estate. The largest relationship, representing 45.7% of net charge-offs in 2010, is located in the eastern portion of our market area and was directly related to the housing industry. The downturn in the economy resulted in a drastic reduction in the number of housing starts in that region. The second largest loan relationship, representing 17.8%, of net charge-offs in 2010 was related to residential investment real estate which was also negatively affected with the downturn in the economy resulting in increased vacancy rates. The resulting charge-offs verses the specific allocations for these two relationships required an additional provision in the third quarter of 2010. The increase in net charge-offs in 2009 relate primarily to increased losses on commercial loans, real estate loans and consumer loans. In 2009, the charge-offs were related to the downturn in the economy and the housing industry in commercial loans, and the economy in general in the consumer portfolio. In 2008, the increase in net charge-offs was directly related to real estate loans.

For the year ended December 31, 2010 the provision for loan losses was $2,575,000 as compared to $800,000 for 2009 and $700,000 for 2008. In 2010, $2,033,000 of the provision was related to commercial and real estate loans. Net charge-offs of commercial and real estate loans in 2010 were $2,115,000 and this impacted the historical loss component factor for the allowance for loan loss valuation. The remaining provision of $542,000 was affected by the current year net charge-offs of $81,000 as well as an increase of the economic component factor of the allowance for loan loss valuation. The Corporation determined that the provision for loan losses made during 2010 was sufficient to maintain the allowance for loan losses at a level necessary for the probable losses inherent in the loan portfolio as of December 31, 2010.

Table 8 — Analysis of Allowance for Loan Losses

(Amounts in thousands)	Years Ended December 31,				
	2010	2009	2008	2007	2006
Balance at beginning of period	**$ 5,322**	$ 5,195	$ 5,046	$ 3,671	$ 3,676
Charge-offs:					
Commercial, financial, and agricultural	**389**	211	44	12	493
Real estate	**1,778**	354	633	138	183
Consumer	**95**	169	62	86	110
	2,262	734	739	236	786
Recoveries:					
Commercial, financial, and agricultural	**39**	13	154	135	228
Real estate	**13**	25	6	11	4
Consumer	**14**	23	28	33	49
	66	61	188	179	281
Net charge-offs	**2,196**	673	551	57	505
Additions charged to operations	**2,575**	800	700	150	500
Allowance purchased	**—**	—	—	1,282	—
Balance at end of period	**$ 5,701**	$ 5,322	$ 5,195	$ 5,046	$ 3,671
Ratio of net charge-offs during the period to average loans outstanding during the period	**0.5%**	0.2%	0.1%	.02%	0.2%
Allowance for loan losses to average loans outstanding during the period	**1.39%**	1.30%	1.33%	1.82%	1.50%

It is the policy of management and the Corporation's Board of Directors to provide for losses on both identified and unidentified losses inherent in its loan portfolio. A provision for loan losses is charged to operations based upon an evaluation of the potential losses in the loan portfolio. This evaluation takes into account such factors as portfolio concentrations, delinquency, trends, trends of non-accrual and classified loans, economic conditions, and other relevant factors.

The loan review process which is conducted quarterly, is an integral part of our evaluation of the loan portfolio. A detailed quarterly analysis to determine the adequacy of the Corporation's allowance for loan losses is reviewed by our Board of Directors.

With our manageable level of net charge-offs and the additions to the reserve from our provision out of operations, the allowance for loan losses as a percentage of average loans amounted to 1.39% in 2010, 1.30% to 2009, and 1.33% in 2008.

Table 9 sets forth the allocation of the Bank's allowance for loan losses by loan category and the percentage of loans in each category to total loans receivable at the dates indicated. The portion of the allowance for loan losses allocated to each loan category does not represent the total available for future losses that may occur within the loan category, since the total loan loss allowance is a valuation reserve applicable to the entire loan portfolio.

Table 9 — Allocation of Allowance for Loan Losses

(Amounts in thousands)	December 31,									
	2010	**%***	2009	%*	2008	%*	2007	%*	2006	%*
Commercial, financial, and agricultural	**$ 565**	**11.4**	$ 970	14.5	$ 721	12.7	$1,116	22.8	$ 674	19.7
Real estate - mortgage	**4,270**	**86.1**	3,948	81.6	3,641	84.1	3,680	75.1	2,613	76.1
Consumer and other loans	**123**	**2.5**	99	3.9	207	3.2	103	2.1	145	4.2
Unallocated	**743**	**N/A**	306	N/A	626	N/A	147	N/A	239	N/A
	$5,701	**100.0**	$5,323	100.0	$5,195	100.0	$5,046	100.0	$3,671	100.0

*Percentage of loans in each category to total loans in the Allowance for Loan Loss Analysis.

NON-PERFORMING ASSETS

Table 10 details the Corporation's non-performing assets as of the dates indicated. Generally, a loan is classified as non-accrual and the accrual of interest on such a loan is discontinued when the contractual payment of principal or interest has become 90 days past due or management has serious doubts about further collectibility of principal or interest, even though the loan currently is performing. A loan may remain on accrual status if it is in the process of collection and is either guaranteed or well secured. When a loan is placed on non-accrual status, unpaid interest credited to income in the current year is reversed and unpaid interest accrued in prior years is charged against the allowance for loan losses. Restructured loans are loans where the borrower has been granted a concession in the interest rate or payment amount because of financial problems. Foreclosed assets held for sale represent property acquired through foreclosure, or considered to be an in-substance foreclosure.

The total of non-performing assets increased to $5,425,000 in 2010 after increasing to $3,418,000 as of December 31, 2009 from $1,761,000 as of December 31, 2008. The economy, in particular increased unemployment and the downturn of the housing industry, had a direct effect of increasing our non-performing assets. The Corporation is closely monitoring its commercial real estate portfolio because of the current economic environment. In particular, vacancy rates are rising and rents and property values in some markets have fallen. Losses on commercial real estate, which increased in 2010, are projected to continue higher than normal into 2011. Impaired loans increased to $4,276,000 in 2010 from $2,948,000 in 2009. Foreclosed assets increased to $1,149,000 in 2010 from $330,000 in 2009. Loans past-due 90 days or more and still accruing decreased to $0 in 2010 from $140,000 in 2009. Non-performing assets to period end loans and foreclosed assets was 1.3% in 2010, 0.8% in 2009, and 0.4% in 2008. Total non-performing assets to total assets also increased to 0.7% in 2010 from 0.5% and 0.3% in 2009 and 2008, respectively. Our allowance for loan losses to total non-performing assets decreased to 105.1% in 2010 from 155.7% and 295.0% in 2009 and 2008, respectively. Additional detail can be found on page 31, Table 10—Non-Performing Assets and page 60 in the Financing Receivables on non-accrual status table. Asset quality is a priority and the Corporation retains a full-time loan review officer to closely track and monitor overall loan quality, and a full-time workout specialist to manage collection efforts.

Impaired loans were $4,276,000 at December 31, 2010. Three relationships carried aggregate balances of $500,000 or greater. The largest relationship is represented by two loans carrying a balance of $636,000 secured by leasehold mortgages. The year end valuation carried a net realizable value of $587,000, after an estimated 10% cost to sell, resulting in a specific allocation of $49,000. The next largest relationship is represented by four loans carrying a balance of $627,000 secured by three commercial real estate properties. The year end valuations carried a net realizable value of $486,000, after an estimated 10% cost to sell, resulting in a specific allocation of $141,000 at December 31, 2010. The next largest relationship is represented by three loans carrying a balance of $500,000 secured by residential real estate. The year end appraisal indicated a maximum sales price of $721,000 and a liquidation value of $556,000. The Corporation charged off $70,000 prior to year end bringing the loan balances to $500,000 equaling the net realizable value after an estimated 10% cost to sell. Of the $4,276,000, $636,000 is located outside of our primary market area. None of the impaired loans were participation loans.

The Corporation's impaired loan valuation procedure for any loans greater than $250,000 requires an appraisal to be obtained and reviewed annually at year end. A quarterly collateral evaluation is performed which may include a site visit, property pictures and discussions with realtors and other similar business professionals to ascertain current values.

For impaired loans less than $250,000 upon classification and annually at year end, the Corporation completes a Certificate of Inspection (approved by the State Department of Banking and the FDIC examiners) which includes the results of an onsite inspection, insured values, tax assessed values, recent sales comparisons and a review of the previous evaluations.

Improving loan quality is a priority, and we actively work with borrowers to resolve credit problems and will continue our close monitoring efforts in 2011. As of December 31, 2010, the Corporation did not have any troubled debt restructurings in its loan portfolio. Excluding the assets disclosed in Table 10, management is not aware of any information about borrowers' possible credit problems which cause serious doubt as to their ability to comply with present loan repayment terms.

Should the economic climate no longer continue to be stable or deteriorate further, borrowers may experience difficulty, and the level of non-performing loans and assets, charge-offs and delinquencies could rise and possibly require additional increases in our allowance for loan losses.

In addition, regulatory authorities, as an integral part of their examinations, periodically review the allowance for possible loan and lease losses. They may require additions to allowances based upon their judgements about information available to them at the time of examination.

Interest income received on non-performing loans in 2010 and 2009 was $63,000 and $61,000, respectively. Interest income, which would have been recorded on these loans under the original terms in 2010 and 2009 was $316,000 and $242,000, respectively. At December 31, 2010 and 2009, the Corporation had no outstanding commitments to advance additional funds with respect to these non-performing loans.

A concentration of credit exists when the total amount of loans to borrowers, who are engaged in similar activities that are similarly impacted by economic or other conditions, exceed 10% of total loans. As of December 31, 2010 and 2009, management is of the opinion that there were no loan concentrations exceeding 10% of total loans.

Table 10 — Non-Performing Assets

(Amounts in thousands)

	2010	2009	2008
Non-performing assets			
Impaired loans	**$ 4,276**	$ 2,948	$ 1,718
Foreclosed assets held for resale	**1,149**	330	28
Loans past-due 90 days or more and still accruing interest	**—**	140	15
Total non-performing assets	**$ 5,425**	$ 3,418	$ 1,761
Impaired loans			
Non-performing loans	**$ 4,276**	$ 2,948	$ 1,718
Allocated allowance for loan losses	**(605)**	(834)	(417)
Net investment in impaired loans	**$ 3,671**	$ 2,114	$ 1,301
Impaired loans with a valuation allowance	**$ 2,553**	$ 1,055	$ 567
Impaired loans without a valuation allowance	**1,723**	1,893	1,151
Total impaired loans	**$ 4,276**	$ 2,948	$ 1,718
Valuation allowance related to impaired loans	**$ 605**	$ 834	$ 417
Valuation allowance as a percent of impaired loans	**14.2%**	28.3%	24.3%
Impaired loans to loans net of unearned discount	**1.0%**	0.7%	0.4%
Non-performing assets to period-end loans and foreclosed assets	**1.3%**	0.8%	0.4%
Total non-performing assets to total assets	**0.7%**	0.5%	0.3%
Allowance for loan losses to impaired loans	**133.3%**	180.5%	302.4%
Allowance for loan losses to total non-performing assets	**105.1%**	155.7%	295.0%

Real estate mortgages comprise 89.2% of the loan portfolio as of December 31, 2010, as compared to 84.9% in 2009. Real estate mortgages consist of both residential and commercial real estate loans. The real estate loan portfolio is well diversified in terms of borrowers, collateral, interest rates, and maturities. Also, the residential real estate loan portfolio is largely fixed rate mortgages. The real estate loans are concentrated primarily in our marketing area and are subject to risks associated with the local economy. The commercial real estate loans typically reprice approximately each three to five years and are also concentrated in our marketing area. The Corporation's loss exposure on its non-performing loans continues to be mitigated by collateral positions on these loans. The allocated allowance for loan losses associated with impaired loans is generally computed based upon the related collateral value of the loans. The collateral values are determined by recent appraisals, but are generally discounted by management based on historical dispositions, changes in market conditions since the last valuation and management's expertise and knowledge of the borrower and the borrower's business.

DEPOSITS AND OTHER BORROWED FUNDS

Consumer and commercial retail deposits are attracted primarily by First Keystone's subsidiary bank's fifteen full service office locations. The Bank offers a broad selection of deposit products and continually evaluates its interest rates and fees on deposit products. The Bank regularly reviews competing financial institutions interest rates along with prevailing market rates, especially when establishing interest rates on certificates of deposit.

Deposits increased by $46,326,000, or a 8.0% for the year ending December 31, 2010. This increase compares to a deposit increase of $75,936,000, or 15.0% in 2009. Much of the deposit increase in both 2010 and 2009 relates to the economy and the concerns on Wall Street. We believe customers sought the safety and stability of community banks, together with the increased FDIC insurance limits, which accounts for the rise in deposits during this period.

During 2010, the Corporation experienced a deposit increase in both non-interest and interest bearing deposits. Non-interest bearing deposits amounted to $69,080,000 as of December 31, 2010, an increase of $7,301,000 or 11.8% from 2009. Interest bearing deposits amounted to $557,815,000 as of December 31, 2010, an increase of $39,025,000, or 7.5% over 2009.

The deposit growth in 2010 was not a function of First Keystone paying up with higher interest rates to spur deposit growth. In fact, our cost of interest bearing deposits fell in 2010 and our net-interest margin actually increased to 3.63% in 2010 from 3.55% in 2009.

During 2010, because of our deposit growth and weak loan demand, the Corporation reduced its reliance on borrowings. Short-term borrowings amounted to $20,977,000 as of year-end 2010, an increase of $3,515,000 from 2009. However, long-term borrowings decreased to $66,400,000 in 2010 as compared to $82,976,000 as of December 31, 2009. Total borrowings were $87,377,000 as of December 31, 2010, compared to $100,438,000 on December 31, 2009. Short-term borrowings are comprised of federal funds purchased, securities sold under agreements to repurchase, U.S. Treasury demand notes, and short-term borrowings from the Federal Home Loan Bank (FHLB).

Long-term borrowings are typically FHLB term borrowings with a maturity of one year or more. Short-term borrowings from the Federal Home Loan Bank are commonly used to offset seasonal fluctuations in deposits. In connection with FHLB borrowings, US Treasury demand notes and securities sold under agreements to repurchase, the Corporation maintains certain eligible assets as collateral.

CAPITAL STRENGTH

Normal increases in capital are generated by net income, less cash dividends paid out. Also, the net unrealized gains or losses on investment securities available-for-sale, net of taxes, referred to as accumulated other comprehensive income, may increase or decrease total equity capital. The total net increase in capital was $4,893,000 in 2010 after an increase of $5,020,000 in 2009. Approximately 80% of the increase in equity capital in 2010 relates to an increase in retained earnings. The accumulated other comprehensive income amounted to $(1,633,000) in 2010 and $(2,583,000) in 2009. The Corporation had 243,540 shares of common stock as of December 31, 2010, and 247,641 shares of common stock as of December 31, 2009, at a cost of $6,103,000 and $6,240,000, respectively as treasury stock.

Return on equity (ROE) is computed by dividing net income by average stockholders' equity. This ratio was 10.98% for 2010, 10.88% for 2009, and 10.72% for 2008. Refer to Performance Ratios on page 17— Selected Financial Data for a more expanded listing of the ROE.

Adequate capitalization of banks and bank holding companies is required and monitored by regulatory authorities. Table 11 reflects risk-based capital ratios and the leverage ratio for our Corporation and Bank. The Corporation's leverage ratio was 7.44% at both December 31, 2010 and December 31, 2009.

The Corporation has consistently maintained regulatory capital ratios at or above the "well capitalized" standards. For additional information on capital ratios, see Note 16 on page 68 of this report. As Table 11 indicates, the risk-based capital ratios for both the Corporation and the Bank, although down slightly, remained strong. The risk-based capital calculation assigns various levels of risk to different categories of bank assets, requiring higher levels of capital for assets with more risk. Also measured in the risk-based capital ratio is credit risk exposure associated with off-balance sheet contracts and commitments.

Table 11 — Capital Ratios

	December 31, 2010		December 31, 2009	
	Corporation	**Bank**	Corporation	Bank
Risk-Based Capital:				
Tier I risk-based capital ratio	**10.85%**	**11.52%**	10.86%	11.85%
Total risk-based capital ratio (Tier 1 and Tier 2)	**11.87%**	**12.53%**	11.90%	12.88%
Leverage Ratio:				
Tier I capital to average assets	**7.44%**	**8.02%**	7.44%	8.21%

LIQUIDITY MANAGEMENT

Effective liquidity management ensures that the cash flow requirements of depositors and borrowers, as well as the operating cash needs of the Corporation, are met.

Liquidity is needed to provide the funding requirements of depositors withdrawals, loan growth, and other operational needs. Asset liquidity is provided by investment securities maturing in one year or less, other short-term investments, federal funds sold, and cash and due from banks. At year-end 2010, cash and due from banks and interest-bearing deposits in other banks totaled $11,905,000 as compared to $11,426,000 at year-end 2009. Additionally, maturing loans and repayment of loans are another source of asset liquidity. Uncertain about the duration of some of our 2010 and 2009 deposit growth, First Keystone chose to maintain more liquidity than normal in the event customers elected to withdraw some deposits.

Liability liquidity is accomplished by maintaining a core deposit base, acquired by attracting new deposits and retaining maturing deposits. Also, short-term borrowings provide funds to meet liquidity.

Management feels its current liquidity position is satisfactory given the fact that the Corporation has a very stable core deposit base which has increased annually. Secondly, our loan payments and principal paydowns on our mortgage backed securities provide a steady source of funds. Also, short-term investments and maturing investments represent additional sources of liquidity.

Finally, the Corporation's subsidiary bank does have access to funds on a short-term basis from the Federal Reserve Bank discount window. Also, Fed funds can be purchased by means of a borrowing line at the Atlantic Central Bankers Bank. The Corporation has indirect access to the capital markets through its membership in the Federal Home Loan Bank. Advances on borrowings, both short-term and long-term, are available to help address any liquidity needs.

MARKET RISK

Market risk is the risk of loss arising from adverse changes in the fair value of financial instruments due to changes in interest rates, exchange rates and equity prices. First Keystone Corporation's market risk is composed primarily of interest rate risk. The Corporation's interest rate risk results from timing differences in the repricing of assets, liabilities, off-balance sheet instruments, and changes in relationships between ratio indices and the potential exercise of explicit or embedded options.

Increases in the level of interest rates also may adversely affect the fair value of the Corporation's securities and other earning assets. Generally, the fair value of fixed-rate instruments fluctuates inversely with changes in interest rates. As a result, increases in interest rates could result in decreases in the fair value of the Corporation's interest-earning assets, which could adversely affect the Corporation's results of operations if sold, or, in the case of interest earning assets classified as available for sale, the Corporation's stockholders' equity, if retained. Under FASB ASC 320-10 Investment Debt and Equity Securities, changes in the unrealized gains and losses, net of taxes, on securities classified as available for sale will be reflected in the Corporation's stockholders' equity. The Corporation does not own any trading assets.

Asset/Liability Management

The principal objective of asset liability management is to manage the sensitivity of the net interest margin to potential movements in interest rates and to enhance profitability through returns from managed levels of interest rate risk. The Corporation actively manages the interest rate sensitivity of its assets and liabilities. Table 12 presents an interest sensitivity analysis of assets and liabilities as of December 31, 2010. Several techniques are used for measuring interest rate sensitivity. Interest rate risk arises from the mismatches in the repricing of assets and liabilities within a given time period, referred to as a rate sensitivity gap. If more assets than liabilities mature or reprice within the time frame, the Corporation is asset sensitive. This position would contribute positively to net interest income in a rising rate environment. Conversely, if more liabilities mature or reprice, the Corporation is liability sensitive. This position would contribute positively to net interest income in a falling rate environment.

Limitations of interest rate sensitivity gap analysis as illustrated in Table 12 include: a) assets and liabilities which contractually reprice within the same period may not, in fact, reprice at the same time or to the same extent; b) changes in market interest rates do not affect all assets and liabilities to the same extent or at the same time, and c) interest rate sensitivity gaps reflect the Corporation's position on a single day (December 31, 2010 in the case of the following schedule) while the Corporation continually adjusts its interest sensitivity throughout the year. The Corporation's cumulative gap at one year indicates the Corporation is liability sensitive.

Table 12 — Interest Rate Sensitivity Analysis

(Amounts in thousands)

	December 31, 2010				
	One Year	1 - 5 Years	Beyond 5 Years	Not Rate Sensitive	Total
Assets	$ 149,893	$ 341,104	$ 265,861	$ 39,743	$ 796,601
Liabilities/Stockholders Equity	221,694	318,912	176,438	79,557	796,601
Interest Rate Sensitivity Gap	$ (71,801)	$ 22,192	$ 89,423	$ (39,814)	
Cumulative Gap	$ (71,801)	$ (49,609)	$ 39,814		

Earnings at Risk

The Bank's Asset/Liability Committee (ALCO) is responsible for reviewing the interest rate sensitivity position and establishing policies to monitor and limit exposure to interest rate risk. The guidelines established by ALCO are reviewed by the Corporation's Board of Directors. The Corporation recognizes that more sophisticated tools exist for measuring the interest rate risk in the balance sheet beyond interest rate sensitivity gap. Although the Corporation continues to measure its interest rate sensitivity gap, the Corporation utilizes additional modeling for interest rate risk in the overall balance sheet. Earnings at risk and economic values at risk are analyzed.

Earnings simulation modeling addresses earnings at risk and net present value estimation addresses economic value at risk. While each of these interest rate risk measurements has limitations, taken together they represent a reasonably comprehensive view of the magnitude of interest rate risk in the Corporation.

Earnings Simulation Modeling

The Corporation's net income is affected by changes in the level of interest rates. Net income is also subject to changes in the shape of the yield curve. For example, a flattening of the yield curve would result in a decline in earnings due to the compression of earning asset yields and increased liability rates, while a steepening would result in increased earnings as earning asset yields widen.

Earnings simulation modeling is the primary mechanism used in assessing the impact of changes in interest rates on net interest income. The model reflects management's assumptions related to asset yields and rates paid on liabilities, deposit sensitivity, size and composition of the balance sheet. The assumptions are based on what management believes at that time to be the most likely interest rate environment. Earnings at risk is the change in net interest income from a base case scenario under an increase and decrease of 200 basis points in the interest rate earnings simulation model.

Table 13 presents an analysis of the changes in net-interest income and net present value of the balance sheet resulting from an increase or decrease of two percentage points (200 basis points) in the level of interest rates. The calculated estimates of change in net interest income and net present value of the balance sheet are compared to current limits approved by ALCO and the Board of Directors. The earnings simulation model projects net-interest income would decrease by approximately 5.8% if rates fell by two percentage points over one year. The model projects a decrease of approximately 4.7% in net-interest income if rates rise by two percentage points over one year. Both of these forecasts are within the one year policy guidelines.

Net Present Value Estimation

The net present value measures economic value at risk and is used for helping to determine levels of risk at a point in time present in the balance sheet that might not be taken into account in the earnings simulation model. The net present value of the balance sheet is defined as the discounted present value of asset cash flows minus the discounted present value of liability cash flows. At year-end 2010, a 200 basis point immediate decrease in rates is estimated to increase net present value by 4.0%. Additionally, net present value is projected to decrease by 18.0% if rates increase immediately by 200 basis points. Both scenario projections are below our policy limits of 40%.

The computation of the effects of hypothetical interest rate changes are based on many assumptions. They should not be relied upon solely as being indicative of actual results, since the computations do not contemplate actions management could undertake in response to changes in interest rates.

Table 13 — Effect of Change in Interest Rates

	Projected Change
Effect on Net Interest Income	
1-year Net Income simulation Projection	
–200 bp Shock vs Stable Rate	(5.8%)
+200 bp Shock vs Stable Rate	(4.7%)
Effect on Net Present Value of Balance Sheet	
Static Net Present Value Change	
–200 bp Shock vs Stable Rate	4.00%
+200 bp Shock vs Stable Rate	(18.00%)

MARKET PRICE/DIVIDEND HISTORY

As of December 31, 2010, the corporation had 5,444,227 shares of $2.00 par value common stock outstanding held by shareholders of record. First Keystone Corporation's common stock is quoted on the Over The Counter (OTC) Bulletin Board under the symbol "FKYS.OB".

Table 14 reports the highest and lowest per share prices known to the Corporation and the dividends paid during the periods indicated. These prices do not necessarily reflect any dealer or retail markup, markdown or commission.

Table 14 — Market Price/Dividend History

	2010		2009		2008	
	Common Stock High/Low	**Dividends Paid**	Common Stock High/Low	Dividends Paid	Common Stock High/Low	Dividends Paid
First Quarter	**$17.25/$15.77**	**$.23**	$17.50/$14.01	$.23	$18.00/$15.25	$.22
Second Quarter	**$17.49/$15.50**	**.23**	$16.55/$15.25	.23	$18.00/$14.25	.22
Third Quarter	**$16.75/$15.50**	**.23**	$16.55/$15.00	.23	$18.00/$15.50	.22
Fourth Quarter	**$17.50/$15.90**	**.24**	$17.95/$14.55	.23	$16.00/$13.50	.23

Table 15 — Quarterly Results of Operations (Unaudited)

(Amounts in thousands, except per share)

	Three Months Ended			
2010	**March 31**	**June 30**	**September 30**	**December 31**
Interest income	**$ 9,433**	**$ 9,528**	**$ 9,585**	**$ 9,608**
Interest expense	**3,469**	**3,324**	**3,092**	**2,857**
Net interest income	**$ 5,964**	**$ 6,204**	**$ 6,493**	**$ 6,751**
Provision for loan losses	**200**	**400**	**1,075**	**900**
Other non-interest income	**1,096**	**1,395**	**2,073**	**1,194**
Non-interest expense	**4,121**	**4,278**	**4,288**	**4,585**
Income before income taxes	**$ 2,739**	**$ 2,921**	**$ 3,203**	**$ 2,460**
Income taxes	**552**	**608**	**713**	**489**
Net income	**$ 2,187**	**$ 2,313**	**$ 2,490**	**$ 1,971**
Per share	**$ .40**	**$ .43**	**$ .45**	**$ .37**
2009	March 31	June 30	September 30	December 31
Interest income	$ 9,363	$ 9,406	$ 9,253	$ 9,524
Interest expense	4,035	3,950	3,898	3,682
Net interest income	$ 5,328	$ 5,456	$ 5,355	$ 5,842
Provision for loan losses	275	175	150	200
Other non-interest income	1,036	1,310	1,073	880
Non-interest expense	3,516	4,160	3,708	4,880
Income before income taxes	$ 2,573	$ 2,431	$ 2,570	$ 1,642
Income taxes	471	268	484	56
Net income	$ 2,102	$ 2,163	$ 2,086	$ 1,586
Per share	$ .39	$ .39	$ .39	$ .29

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Information with respect to quantitative and qualitative disclosures about market risk is included in the information under Management's Discussion and Analysis in Item 7 hereof.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

BOARD OF DIRECTORS AND STOCKHOLDERS OF FIRST KEYSTONE CORPORATION:

We have audited the accompanying consolidated balance sheets of First Keystone Corporation and Subsidiary as of December 31, 2010 and 2009 and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2010. First Keystone Corporation's management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of First Keystone Corporation and Subsidiary as of December 31, 2010 and 2009, and the consolidated results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) First Keystone Corporation and Subsidiary's internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 15, 2011, expressed an unqualified opinion.

/s/ J. H. Williams & Co., LLP
J. H. Williams & Co., LLP

Kingston, Pennsylvania
March 15, 2011

FIRST KEYSTONE CORPORATION AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS

(Amounts in thousands)	December 31,	
	2010	2009
ASSETS		
Cash and due from banks	**$ 4,346**	$ 4,199
Interest-bearing deposits in other banks	**4,559**	7,227
Federal funds sold	**3,000**	—
Total cash and cash equivalents	**11,905**	11,426
Investment securities available-for-sale	**303,902**	269,685
Investment securities held-to-maturity (estimated fair value 2010 - $6,191; 2009 - $4,936)	**6,266**	4,974
Restricted securities at cost - available-for-sale	**6,363**	8,139
Loans, net of unearned income	**409,651**	406,697
Allowance for loan losses	**(5,701)**	(5,322)
Net loans	**$ 403,950**	$ 401,375
Premises and equipment, net	**11,842**	11,465
Accrued interest receivable	**4,589**	4,213
Cash surrender value of bank owned life insurance	**18,388**	17,622
Investment in limited partnerships	**1,600**	690
Goodwill	**19,133**	19,133
Core deposit intangible	**1,240**	1,530
Prepaid FDIC insurance	**2,005**	2,780
Foreclosed assets held for resale	**1,149**	330
Deferred income taxes	**2,742**	3,513
Other assets	**1,527**	1,455
TOTAL ASSETS	**$ 796,601**	$ 758,330
LIABILITIES		
Deposits:		
Non-interest bearing	**$ 69,080**	$ 61,779
Interest bearing	**557,815**	518,790
Total Deposits	**626,895**	580,569
Short-term borrowings	**20,977**	17,462
Long-term borrowings	**66,400**	82,976
Accrued interest and other expenses	**2,976**	3,101
Other liabilities	**293**	55
TOTAL LIABILITIES	**$ 717,541**	$ 684,163
STOCKHOLDERS' EQUITY		
Preferred stock, par value $10.00 per share; authorized and unissued 500,000 shares	**$ —**	$ —
Common stock, par value $2.00 per share; authorized 10,000,000 shares; issued 5,687,767 in 2010 and 2009	**11,375**	11,375
Surplus	**30,175**	30,269
Retained earnings	**45,246**	41,346
Accumulated other comprehensive (loss)	**(1,633)**	(2,583)
Treasury stock, at cost, 243,540 shares in 2010 and 247,641 shares in 2009	**(6,103)**	(6,240)
TOTAL STOCKHOLDERS' EQUITY	**$ 79,060**	$ 74,167
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$ 796,601**	$ 758,330

The accompanying notes are an integral part of these consolidated financial statements.

FIRST KEYSTONE CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME

(Amounts in thousands, except per share data)

	Year Ended December 31,		
	2010	2009	2008
INTEREST INCOME			
Interest and fees on loans	**$ 24,401**	$ 24,819	$ 25,408
Interest and dividends on investment securities:			
Taxable	**10,386**	9,218	8,367
Tax-exempt	**3,223**	3,550	3,514
Dividends	**116**	130	256
Deposits in banks	**23**	9	79
Federal funds sold	**5**	—	14
Total interest income	**$ 38,154**	$ 37,726	$ 37,638
INTEREST EXPENSE			
Deposits	**$ 9,111**	$ 11,364	$ 13,908
Short-term borrowings	**230**	371	669
Long-term borrowings	**3,401**	3,830	3,539
Total interest expense	**$ 12,742**	$ 15,565	$ 18,116
Net interest income	**$ 25,412**	$ 22,161	$ 19,522
Provision for loan losses	**2,575**	800	700
Net interest income after provision for loan losses	**$ 22,837**	$ 21,361	$ 18,822
NON-INTEREST INCOME			
Trust department	**$ 641**	$ 475	$ 530
Service charges and fees	**1,494**	1,662	1,828
Bank owned life insurance income	**766**	748	707
ATM fees and debit card income	**804**	689	627
Gain on sale of loans	**825**	300	136
Investment securities gains (losses) - net	**163**	(138)	(148)
Recovery on loss due to defalcation	**800**	—	—
Other	**265**	563	366
Total non-interest income	**$ 5,758**	$ 4,299	$ 4,046
NON-INTEREST EXPENSE			
Salaries and employee benefits	**$ 9,049**	$ 8,056	$ 7,350
Occupancy, net	**1,300**	1,170	1,064
Furniture and equipment	**567**	504	529
Computer expense	**796**	642	407
Professional services	**905**	608	534
State shares tax	**708**	697	683
FDIC insurance	**876**	1,184	219
ATM and debit card fees	**351**	277	346
Loss due to defalcation	—	850	—
Other	**2,720**	2,456	2,791
Total non-interest expense	**$ 17,272**	$ 16,444	$ 13,923
Income before income taxes	**$ 11,323**	$ 9,216	$ 8,945
Income tax expense	**2,362**	1,279	1,394
NET INCOME	**$ 8,961**	$ 7,937	$ 7,551
PER SHARE DATA			
Net income per share:			
Basic	**$ 1.65**	$ 1.46	$ 1.39
Diluted	**$ 1.65**	$ 1.46	$ 1.39
Cash dividends per share	**$ .93**	$ .92	$ .89

The accompanying notes are an integral part of these consolidated financial statements.

FIRST KEYSTONE CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(Amounts in thousands, except per share data)

	Common Stock	Surplus	Comprehensive Income	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total
Balance at December 31, 2007	$11,375	$30,252		$35,705	$ (166)	$(6,242)	$70,924
Comprehensive Income:							
Net Income			$ 7,551	7,551			7,551
Change in net unrealized (loss) on investment securities available-for-sale, net of reclassification adjustment and tax effects			(4,505)		(4,505)		(4,505)
Total comprehensive income			$ 3,046				
Issuance of 50 shares of treasury stock upon exercise of employee stock options		(1)				2	1
Recognition of stock option expense		18					18
Cash dividends - $.89 per share				(4,842)			(4,842)
Balance at December 31, 2008	$11,375	$30,269		$38,414	$(4,671)	$(6,240)	$69,147
Comprehensive Income:							
Net Income			$ 7,937	7,937			7,937
Change in net unrealized (loss) on investment securities available-for-sale, net of reclassification adjustment and tax effects			2,088		2,088		2,088
Total comprehensive income			$ 10,025				
Cash dividends - $.92 per share				(5,005)			(5,005)
Balance at December 31, 2009	$11,375	$30,269		$41,346	$(2,583)	$(6,240)	$74,167
Comprehensive Income:							
Net Income			**$ 8,961**	**8,961**			**8,961**
Change in net unrealized (loss) on investment securities available-for-sale, net of reclassification adjustment and tax effects			**950**		**950**		**950**
Total comprehensive income			**$ 9,911**				
Issuance of 4,101 shares of treasury stock upon exercise of employee stock options		**(94)**				**137**	**43**
Cash dividends - $.93 per share				**(5,061)**			**(5,061)**
Balance at December 31, 2010	**$11,375**	**$30,175**		**$45,246**	**$(1,633)**	**$(6,103)**	**$79,060**

The accompanying notes are an integral part of these consolidated financial statements.

FIRST KEYSTONE CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)	Year Ended December 31,		
	2010	2009	2008
OPERATING ACTIVITIES			
Net income	**$ 8,961**	$ 7,937	$ 7,551
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Provision for loan losses	**2,575**	800	700
Depreciation and amortization	**1,049**	762	710
Stock option expense	—	—	18
Premium amortization on investment securities	**825**	322	95
Discount accretion on investment securities	**(1,344)**	(1,228)	(677)
Impairment loss on investment securities	—	—	437
Core deposit discount amortization net of accretion	**288**	269	181
Deferred income tax provision (benefit)	**244**	(166)	(471)
Gain on sale of mortgage loans originated for resale	**(825)**	(300)	(136)
Proceeds from sale of mortgage loans originated for resale	**25,433**	20,130	8,992
Originations of mortgage loans originated for resale	**(20,515)**	(27,402)	(12,218)
(Gain) loss on sales of investment securities	**(163)**	138	(289)
Gain on sale of foreclosed real estate	**(20)**	(9)	(31)
(Increase) decrease in accrued interest receivable	**(376)**	15	(987)
Increase in cash surrender value of bank owned life insurance	**(766)**	(748)	(707)
(Increase) decrease in other assets - net	**(72)**	107	(104)
(Increase) decrease in prepaid FDIC insurance	**775**	(2,780)	—
Increase (decrease) in accrued interest and other expenses	**(125)**	(387)	32
Increase (decrease) in other liabilities - net	**238**	(181)	85
NET CASH PROVIDED (USED IN) BY OPERATING ACTIVITIES	**$ 16,182**	$ (2,721)	$ 3,181
INVESTING ACTIVITIES			
Proceeds from sales of investment securities available-for-sale	**$ 32,691**	$ 82,407	$ 80,025
Proceeds from maturities and redemption of investment securities available-for-sale	**26,381**	19,672	36,148
Purchases of investment securities available-for-sale	**(90,123)**	(134,338)	(120,676)
Proceeds from maturities and redemption of investment securities held-to-maturity	**2,737**	2,017	2,015
Purchases of investment securities held-to-maturity	**(5,036)**	(4,000)	(467)
Proceeds from sales of restricted securities	**1,776**	—	3,601
Purchases of restricted securities	—	(1,461)	(4,171)
Proceeds from bank owned life insurance	—	530	—
Net (increase) decrease in loans	**(10,337)**	7,920	(29,184)
Purchases of premises and equipment	**(1,357)**	(3,023)	(1,476)
Purchase of investment in real estate venture	**(1,084)**	—	(18)
Proceeds from sale of foreclosed assets held for resale	**380**	441	384
Decrease in other liabilities related to acquisition	—	—	(152)
NET CASH (USED IN) INVESTING ACTIVITIES	**$ (43,972)**	$ (29,835)	$ (33,971)
FINANCING ACTIVITIES			
Net increase in deposits	**$ 46,328**	$ 75,957	$ 11,701
Net increase (decrease) in short-term borrowings	**3,515**	(37,870)	7,983
Proceeds from long-term borrowings	**7,000**	13,000	25,000
Repayment of long-term borrowings	**(23,556)**	(12,051)	(9,077)
Proceeds from issuance of treasury stock	**43**	—	1
Cash dividends paid	**(5,061)**	(5,005)	(4,842)
NET CASH PROVIDED BY FINANCING ACTIVITIES	**$ 28,269**	$ 34,031	$ 30,766
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**$ 479**	$ 1,475	$ (24)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	**11,426**	9,951	9,975
CASH AND CASH EQUIVALENTS AT END OF YEAR	**$ 11,905**	$ 11,426	$ 9,951

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies of First Keystone Corporation and Subsidiary (the "Corporation") are in accordance with accounting principles generally accepted in the United States of America and conform to common practices within the banking industry. The more significant policies follow:

Principles of Consolidation

The consolidated financial statements include the accounts of First Keystone Corporation and its wholly-owned Subsidiary, First Keystone Community Bank (the "Bank"). All significant inter-company balances and transactions have been eliminated in consolidation.

Nature of Operations

The Corporation, headquartered in Berwick, Pennsylvania, provides a full range of banking, trust and related services through its wholly-owned Bank subsidiary and is subject to competition from other financial institutions in connection with these services. The Bank serves a customer base which includes individuals, businesses, public and institutional customers primarily located in the Northeast Region of Pennsylvania. The Bank has 15 full service offices and 17 ATMs located in Columbia, Luzerne, Montour and Monroe Counties. The Corporation and its subsidiary must also adhere to certain federal banking laws and regulations and are subject to periodic examinations made by various federal agencies.

Segment Reporting

The Corporation's banking subsidiary acts as an independent community financial services provider, and offers traditional banking and related financial services to individual, business and government customers. Through its branch and automated teller machine network, the Bank offers a full array of commercial and retail financial services, including the taking of time, savings and demand deposits; the making of commercial, consumer and mortgage loans; and the providing of other financial services. The Bank also performs personal, corporate, pension and fiduciary services through its Trust Department.

Management does not separately allocate expenses, including the cost of funding loan demand, between the commercial, retail, trust and mortgage banking operations of the Corporation. Currently, management measures the performance and allocates the resources of First Keystone Corporation as a single segment.

Use of Estimates

The preparation of these consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of these consolidated financial statements and the reported amounts of income and expenses during the reporting periods. Actual results could significantly differ from those estimates.

Material estimates that are particularly susceptible to significant changes include the assessment for impairment of certain investment securities, the allowance for loan losses, deferred tax assets and liabilities, impairment of other intangible assets and foreclosed real estate. Assumptions and factors used in the estimates are evaluated on an annual basis or whenever events or changes in circumstance indicate that the previous assumptions and factors have changed. The result of the analysis could result in adjustments to the estimates.

Investment Securities

The Corporation classifies its investment securities as either "Held-to-Maturity" or "Available-for-Sale" at the time of purchase. Debt securities are classified as Held-to-Maturity when the Corporation has the ability and positive intent to hold the securities to maturity. Investment securities Held-to-Maturity are carried at cost adjusted for amortization of premium and accretion of discount to maturity.

Debt securities not classified as Held-to-Maturity and equity securities are included in the Available-for-Sale category and are carried at fair value. The amount of any unrealized gain or loss, net of the effect of deferred income taxes, is reported as other comprehensive income (loss) in the Consolidated Statement of Changes in Stockholders' Equity. Management's decision to sell Available-for-Sale securities is based on changes in economic conditions controlling the sources and applications of funds, terms, availability of and yield of alternative investments, interest rate risk and the need for liquidity.

The cost of debt securities classified as Held-to-Maturity or Available-for-Sale is adjusted for amortization of premiums and accretion of discounts to expected maturity. Such amortization and accretion, as well as interest and dividends is included in interest income from investments. Realized gains and losses are included in net investment securities gains and losses. The cost of investment securities sold, redeemed or matured is based on the specific identification method.

Restricted Securities

Restricted equity securities consist of stock in Federal Home Loan Bank of Pittsburgh ("FHLB-Pittsburgh"), Atlantic Central Bankers Bank ("ACBB") and Federal Reserve Bank and do not have a readily determinable fair value because their ownership is restricted, and they can be sold back only to the FHLB-Pittsburgh, ACBB, the Federal Reserve Bank or to another member institution. Therefore, these securities are classified as restricted equity investment securities, carried at cost, and evaluated for impairment. At December 31, 2010, the Corporation held $6,328,000 in stock of FHLB-Pittsburgh and $35,000 in stock of ACBB. At December 31, 2009, the Corporation held $6,661,000 in stock of the FHLB-Pittsburgh, $35,000 in stock of ACBB and $1,443,000 in stock of the Federal Reserve Bank.

The Corporation evaluated its holding of restricted stock for impairment and deemed the stock to not be impaired due to the expected recoverability of cost, which equals the value reflected within the Corporation's consolidated financial statements. The decision was based on several items ranging from the estimated true economic losses embedded within FHLB's mortgage portfolio to the FHLB's liquidity position and credit rating. The Corporation utilizes the impairment framework outlined in GAAP to evaluate stock for impairment. The following factors were evaluated to determine the ultimate recoverability of the cost of the Corporation's restricted stock holdings; (i) the significance of the decline in net assets of the FHLB as compared to the capital stock amount for the FHLB and the length of time this situation has persisted; (ii) commitments by the FHLB to make payments required by law or regulation and the level of such payments in relation to the operating performance of the FHLB; (iii) the impact of legislative and regulatory changes on the institutions and, accordingly, on the customer base of the FHLB; (iv) the liquidity position of the FHLB; and (v) whether a decline is temporary or whether it affects the ultimate recoverability of the FHLB stock based on (a) the materiality of the carrying amount to the member institution and (b) whether an assessment of the institution's operational needs for the foreseeable future allow management to dispose of the stock. Based on the analysis of these factors, the Corporation determined that its holdings of restricted stock were not impaired at December 31, 2010 and 2009.

Loans

Loans are stated at their outstanding unpaid principal balances, net of deferred fees or costs, unearned income and the allowance for loan losses. Interest on installment loans is recognized as income over the term of each loan, generally, by the actuarial method. Interest on all other loans is primarily recognized based upon the principal amount outstanding on an actual day basis. Loan origination fees and certain direct loan origination costs have been deferred with the net amount amortized using the interest method over the contractual life of the related loans as an interest yield adjustment.

Mortgage loans held for resale are carried at the lower of cost or market on an aggregate basis determined by independent pricing from appropriate federal or state agency investors. These loans are sold without recourse to the Corporation.

Past-Due Loans — Generally, a loan is considered to be past-due when scheduled loan payments are in arrears 15 days or more. Delinquent notices are generated automatically when a loan is 15 days past-due. Collection efforts continue on loans past-due beyond 60 days that have not been satisfied, when it is believed that some chance exists for improvement in the status of the loan. Past-due loans are continually evaluated with the determination for charge-off being made when no reasonable chance remains that the status of the loan can be improved.

Non-Accrual Loans — Generally, a loan is classified as non-accrual and the accrual of interest on such a loan is discontinued when the contractual payment of principal or interest has become 90 days past due or management has serious doubts about further collectibility of principal or interest, even though the loan currently is performing. A loan may remain on accrual status if it is in the process of collection and is either guaranteed or well secured. When a loan is placed on non-accrual status, unpaid interest credited to income in the current year is reversed and unpaid interest accrued in prior years is charged against the allowance for loan losses. Certain non-accrual loans may continue to perform, that is, payments are still being received. Generally, the payments are applied to principal. These loans remain under constant scrutiny and if performance continues, interest income may be recorded on a cash basis based on management's judgement as to collectibility of principal.

Impaired Loans — A loan is considered impaired when, based on current information and events, it is probable that the Corporation will be unable to collect all amounts due according to the contractual terms of the loan agreement. Under current accounting standards, the allowance for loan losses related to impaired loans is based on discounted cash flows using the loan's effective interest rate or the fair value of the collateral for certain collateral dependent loans. The recognition of interest income on impaired loans is the same as for non-accrual loans discussed above.

Allowance for Loan Losses — The allowance for loan losses is established through provisions for loan losses charged against income. Loans deemed to be uncollectible are charged against the allowance for loan losses and subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is maintained at a level estimated by management to be adequate to absorb potential loan losses. Management's periodic evaluation of the adequacy of the allowance for loan losses is based on the Corporation's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay (including the timing of future payments), the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions, and other relevant factors. This evaluation is inherently subjective as it requires material estimates including the amounts and timing of future cash flows expected to be received on impaired loans that may be susceptible to significant change.

In addition, the Corporation is subject to periodic examination by its federal and state examiners, and may be required by such regulators to recognize additions to the allowance for loan losses based on their assessment of credit information available to them at the time of their examinations.

In addition, an allowance is provided for possible credit losses on off-balance sheet credit exposures. The allowance is estimated by management and is classified in other liabilities.

The allowance consists of specific and general components. The specific component relates to loans that are individually classified as impaired. At the present time, select loans are not aggregated for collective impairment evaluation, as such; all loans are subject to individual impairment evaluation should the facts and circumstances pertinent to a particular loan suggest that such evaluation is necessary. Factors considered by management in determining impairment include payment status and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. A loan is considered impaired when, based on current information and events, it is probable that the Corporation will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from collateral. Troubled debt restructurings are separately identified for impairment disclosures and are measured at the present value of estimated future cash flows using the loan's effective rate at inception. If a trouble debt restructuring is considered to be a collateral dependent loan, the loan is reported, net, at the fair value of the collateral. For troubled debt restructurings that subsequently default, the Corporation determines the amount of reserve in accordance with the accounting policy for the allowance for loan losses.

The general component covers all other loans not identified as impaired and is based on historical losses adjusted for current factors. The historical loss component of the allowance is determined by losses recognized by portfolio segment over the preceding two years. In calculating the historical component of our allowance, we aggregate loans into one of four portfolio segments: Commercial, Commercial Real Estate, Consumer and Residential. Risk factors impacting loans in each of the portfolio segments include broad deterioration of property values, reduced consumer and business spending as a result of continued high unemployment and reduced credit availability and lack of confidence in a sustainable recovery. Actual loss experience is supplemented with other economic factors based on the risks present for each portfolio segment. These economic factors include consideration of the following: the concentration of watch and substandard loans as a percentage of total loans, levels of loan concentration within the portfolio segment or division of a portfolio segment and broad economic conditions.

Premises and Equipment

Premises, improvements, and equipment are stated at cost less accumulated depreciation computed principally utilizing the straight-line method over the estimated useful lives of the assets. Long-lived assets are reviewed for impairment whenever events or changes in business circumstances indicate that the carrying value may not be recovered. Maintenance and minor repairs are charged to operations as incurred. The cost and accumulated depreciation of the premises and equipment retired or sold are eliminated from the property accounts at the time of retirement or sale, and the resulting gain or loss is reflected in current operations.

Mortgage Servicing Rights

The Corporation originates and sells real estate loans to investors in the secondary mortgage market. After the sale, the Corporation may retain the right to service these loans. When originated mortgage loans are sold and servicing is retained, a servicing asset is capitalized based on relative fair value at the date of sale. Servicing assets are amortized as an offset to other fees in proportion to, and over the period of, estimated net servicing income. The unamortized cost is included in other assets in the accompanying consolidated balance sheet. The servicing rights are periodically evaluated for impairment based on their relative fair value.

Foreclosed Assets Held for Resale

Real estate properties acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value on the date of foreclosure establishing a new cost basis. After foreclosure, valuations are periodically performed by management and if fair value declines subsequent to foreclosure, a valuation allowance is recorded through expense. The real estate is carried at the lower of carrying amount or fair value less cost to sell and is included in other assets. Revenues derived from and costs to maintain the assets and subsequent gains and losses on sales are included in other non-interest income and expense. The total of foreclosed real estate properties amounted to $1,149,000 and $330,000 at December 31, 2010 and 2009, respectively.

Bank Owned Life Insurance

The Corporation invests in Bank Owned Life Insurance (BOLI) with split dollar life provisions. Purchase of BOLI provides life insurance coverage on certain employees with the Corporation being owner and beneficiary of the policies.

Investments in Real Estate Ventures

The Bank is a limited partner in real estate ventures that own and operate affordable residential low-income housing apartment buildings for elderly residents. The investments are accounted for under the effective yield method. Under the effective yield method, the Bank recognizes tax credits as they are allocated and amortizes the initial cost of the investment to provide a constant effective yield over the period that the tax credits are allocated to the Bank. Under this method, the tax credits allocated, net of any amortization of the investment in the limited partnerships, are recognized in the consolidated statements of income as a component of income tax expense. The amount of tax credits allocated to the Bank were $187,000 in 2010, $187,000 in 2009 and $187,000 in 2008, and the amortization of the investments in the limited partnerships were $173,291, $154,000 and $148,000 in 2010, 2009 and 2008, respectively. The carrying value of the investments as of December 31, 2010, 2009 and 2008, were $1,600,000, $690,000 and $844,000, respectively, and is included in other assets in the accompanying consolidated balance sheets. During 2010, the Bank purchased an interest in a low income housing partnership in the amount of $1,084,000.

Income Taxes

The provision for income taxes is based on the results of operations, adjusted primarily for tax-exempt income. Certain items of income and expense are reported in different periods for financial reporting and tax return purposes. Deferred tax assets and liabilities are determined based on the differences between the consolidated financial statement and income tax bases of assets and liabilities measured by using the enacted tax rates and laws expected to be in effect when the timing differences are expected to reverse. Deferred tax expense or benefit is based on the difference between deferred tax asset or liability from period to period.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, the projected future taxable income and tax planning strategies in making this assessment. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded.

The Corporation and the Bank are subject to U.S. federal income tax and Commonwealth of Pennsylvania tax. The Corporation is no longer subject to examination by Federal or State taxing authorities for the years before 2007. At December 31, 2010 and 2009 the Corporation did not have any unrecognized tax benefits. The Corporation does not expect the amount of any unrecognized tax benefits to significantly increase in the next twelve months. The Corporation recognizes interest related to income tax matters as interest expense and penalties related to income tax matters as other noninterest expense. At December 31, 2010 and December 31, 2009, the Corporation does not have any amounts accrued for interest and/or penalties.

Goodwill, Other Intangible Assets, and Premium Discount

Goodwill resulted from the acquisition of the Pocono Community Bank in November 2007 and of certain fixed and operating assets acquired and deposit liabilities assumed of the branch of another financial institution in Danville, Pennsylvania, in January 2004. Such goodwill represents the excess cost of the acquired assets relative to the assets fair value at the dates of acquisition. During the first quarter of 2008, $152,000 of liabilities were recorded related to the Pocono acquisition as a purchase accounting adjustment resulting in an increase in the excess purchase price. The amount was comprised of the finalization of severance agreements and contract terminations related to the acquisition. In accordance with current accounting standards, goodwill is not amortized. Management performs an annual evaluation for impairment. Any impairment of goodwill results in a charge to income. The Corporation periodically assesses whether events or changes in circumstances indicate that the carrying amounts of goodwill and other intangible assets may be impaired. Goodwill is tested for impairment at the reporting unit level and an impairment loss is recorded to the extent that the carrying amount of goodwill exceeds its implied fair value. The Corporation has tested the goodwill included in its consolidated balance sheet at December 31, 2010, and has determined there was no impairment as of that date. No assurance can be given that future impairment tests will not result in a charge to earnings.

Intangible assets are comprised of core deposit intangibles and premium discount (negative premium) on certificates of deposit acquired. The core deposit intangible is being amortized over the average life of the deposits acquired as determined by an independent third party. Premium discount (negative premium) on acquired certificates of deposit resulted from the valuation of certificate of deposit accounts by an independent third party. The book value of certificates of deposit acquired was greater than their fair value at the date of acquisition which resulted in a negative premium due to higher cost of the certificates of deposit compared to the cost of similar term financing. The Corporation has tested the core deposit intangible included in its consolidated balance sheet at December 31, 2010 and has determined there was no impairment as of that date. No assurance can be given that future impairment tests will not result in a charge to earnings.

Stock Based Compensation

The Corporation sponsors a stock option plan (see Note 20). Compensation cost is recognized for stock options to employees based on the fair value of these awards at the date of grant. A Black-Scholes model is utilized to estimate the fair value of stock options. Compensation expense is recognized over the requisite service period.

Per Share Data

FASB ASC 260-10 Earnings Per Share ((SFAS) No. 128, "Earnings Per Share"), requires dual presentation of basic and fully diluted earnings per share. Basic earnings per share is calculated by dividing net income by the weighted average number of shares of common stock outstanding at the end of each period. Diluted earnings per share is calculated by increasing the denominator for the assumed conversion of all potentially dilutive securities. The Corporation's dilutive securities are limited to stock options. The most recent options issued were in December 2007.

Per share data has been adjusted retroactively for stock splits and stock dividends. The reconciliation of the numerators and denominators of the basic and diluted earnings per share follows:

	Year Ended December 31, 2010		
	Net Income Numerators	**Weighted Average Number of Shares Denominators**	**Per Share Amount**
Net income	**$ 8,961**		
Basic earnings per share:			
Income available to common stockholders	**$ 8,961**	**5,442**	**$ 1.65**
Effect of dilutive securities:			
Stock options		**2**	
Diluted earnings per share:			
Income available to common stockholders	**$ 8,961**	**5,444**	**$ 1.65**

	Year Ended December 31, 2009		
	Net Income Numerators	Weighted Average Number of Shares Denominators	Per Share Amount
Net income	$ 7,937		
Basic earnings per share:			
Income available to common stockholders	$ 7,937	5,440	$ 1.46
Effect of dilutive securities:			
Stock options		2	
Diluted earnings per share:			
Income available to common stockholders	$ 7,937	5,442	$ 1.46

	Year Ended December 31, 2008		
	Net Income Numerators	Weighted Average Number of Shares Denominators	Per Share Amount
Net income	$ 7,551		
Basic earnings per share:			
Income available to common stockholders	$7,551	5,440	$1.39
Effect of dilutive securities:			
Stock options		2	
Diluted earnings per share:			
Income available to common stockholders	$7,551	5,442	$1.39

Cash Flow Information

For purposes of reporting consolidated cash flows, cash and cash equivalents include cash on hand and due from other banks and interest bearing deposits in other banks and federal funds sold. The Corporation considers cash classified as interest bearing deposits with other banks as a cash equivalent since they are represented by cash accounts essentially on a demand basis. Federal funds are also included as a cash equivalent because they are generally purchased and sold for one-day periods.

Treasury Stock

The purchase of the Corporation's common stock is recorded at cost. At the date of subsequent reissue, the treasury stock account is reduced by the cost of such stock on a last-in-first-out basis.

Trust Assets and Income

Property held by the Corporation in a fiduciary or agency capacity for its customers is not included in the accompanying consolidated financial statements since such items are not assets of the Corporation. Trust Department income is generally recognized on a cash basis and is not materially different than if it were reported on an accrual basis.

Accumulated Other Comprehensive Income

The Corporation is required to present accumulated other comprehensive income in a full set of general-purpose financial statements for all periods presented. Accumulated other comprehensive income is comprised of net unrealized holding gains on the available for sale investment securities portfolio. The Corporation has elected to report the effects of other comprehensive income as part of the Consolidated Statement of Changes in Stockholders' Equity.

Recent Accounting Pronouncements

FASB ASU 2010-20 - *"Receivable (Topic 310), Disclosures about the Credit Quality of Financial Receivables and the Allowance for Credit Losses"* — ASU 2010-20 requires new and enhanced disclosures about the credit quality of an entity's financing receivables and its allowance for credit losses. The new and amended disclosure requirements focus on such areas as nonaccrual and past-due financing receivables, allowance for credit losses related to financing receivable, impaired loans, credit quality information and modifications. The ASU requires an entity to disaggregate new and existing disclosures based on how it develops its allowance for credit losses and how it manages credit exposures. For public entities, the disclosures as of the end of a reporting period are effective for interim and annual reporting periods ending on or after December 15, 2010. The disclosures about activity that occurs during a reporting period are effective for interim and annual reporting periods beginning on or after December 15, 2010. See Note 4.

FASB ASU 2010-09 - *Subsequent Events (Topic 855): Amendments to Certain Recognition and Disclosure requirements.* This accounting standard update modifies the requirement to disclose the date that subsequent events are considered through for SEC filers. An entity that is an SEC filer is not required to disclose the date through which subsequent events have been evaluated. This change alleviates potential conflicts between Subtopic 855-10 and the SEC's requirements.

FASB ASC 860 - In June 2009, the FASB issued new guidance impacting FASB ASC 860, Transfers and servicing (Statement No. 166 — *Accounting for Transfers of Financial Assets — and amendment of FASB Statement No. 140).* The new guidance removes the concept of a qualifying special-purpose entity and limits the circumstances in which a financial asset, or portion of a financial asset, should be derecognized when the transferor has not transferred the entire financial asset to an entity that is not consolidated with the transferor in the financial statements being presented and/or when the transferor has continuing involvement with the transferred financial asset. The new guidance became effective for the Corporation on January 1, 2010. The implementation of this new guidance did not have a material impact on the Corporation's consolidated financial statements.

FASB ASC 820-10 - In January 2010, the FASB issued an updated (ASC No. 2010-06, Improving Disclosures about Fair Value Measurements) impacting FASB ASC 210-10, Fair Value Measurements and Disclosures. The amendments in this update require new disclosures about significant transfers in and out of Level 1 and Level 2 fair value measurements. The amendments also require a reporting entity to provide information about activity for purchases, sales issuances and settlements in Level 3 fair value measurements and clarify disclosures about the Level of disaggregation and disclosures abut inputs and valuation techniques. This update became effective for the Corporation on January 1, 2010. The implementation of this new guidance did not have a material impact on the Corporation's consolidated financial statements.

Advertising Costs

It is the Corporation's policy to expense advertising costs in the period in which they are incurred. Advertising expense for the years ended December 31, 2010, 2009 and 2008, was approximately $273,000, $267,000 and $316,000, respectively.

Reclassifications

Certain amounts in the consolidated financial statements of prior periods have been reclassified to conform with presentation used in the 2010 consolidated financial statements. Such reclassifications have no effect on the Corporation's consolidated financial condition or net income.

NOTE 2 — RESTRICTED CASH BALANCES

The Bank is required to maintain certain average reserve balances as established by the Federal Reserve Bank. The amount of those reserve balances for the reserve computation period which included December 31, 2010, was $1,062,000, which was satisfied through the restriction of vault cash. In addition, the Bank maintains a clearing balance at the Federal Reserve Bank to offset specific charges for services. At December 31, 2010, the amount of this balance was $3,495,000.

NOTE 3 — INVESTMENT SECURITIES

The amortized cost, related estimated fair value, and unrealized gains and losses for investment securities classified as "Available-For-Sale" or "Held-to-Maturity" were as follows at December 31, 2010 and 2009:

(Amounts in thousands)	Available-for-Sale Securities			
***December 31, 2010*:**	**Amortized Cost**	**Gross Unrealized Gains**	**Gross Unrealized Losses**	**Estimated Fair Value**
Obligations of U.S. Government Corporations and Agencies:				
Mortgage-backed	$ 43,673	$ 1,250	$ (146)	$ 44,777
Other	7,079	47	(30)	7,096
Obligations of state and political subdivisions	182,181	2,617	(7,546)	177,252
Corporate securities	71,708	1,497	(253)	72,952
Marketable equity securities	1,725	256	(156)	1,825
Restricted equity securities	6,363	—	—	6,363
Total	$ 312,729	$ 5,667	$ (8,131)	$ 310,265

(Amounts in thousands)	**Held-to-Maturity Securities**			
December 31, 2010:	**Amortized Cost**	**Gross Unrealized Gains**	**Gross Unrealized Losses**	**Estimated Fair Value**
Obligations of U.S. Government Corporations and Agencies:				
Mortgage-backed	**$ 142**	**$ 3**	**$ —**	**$ 145**
Other	**5,027**	**19**	**(81)**	**4,965**
Obligations of state and political subdivisions	**1,097**	**—**	**(16)**	**1,081**
Total	**$ 6,266**	**$ 22**	**$ (97)**	**$ 6,191**

(Amounts in thousands)	Available-for-Sale Securities			
December 31, 2009:	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Obligations of U.S. Government Corporations and Agencies:				
Mortgage-backed	$ 52,730	$ 1,074	$ (575)	$ 53,229
Other	6,044	155	(6)	6,193
Obligations of state and political subdivisions	168,563	1,650	(7,613)	162,600
Corporate securities	44,262	1,651	(9)	45,904
Marketable equity securities	2,027	187	(455)	1,759
Restricted equity securities	8,139	—	—	8,139
Total	$ 281,765	$ 4,717	$ (8,658)	$ 277,824

(Amounts in thousands)	Held-to-Maturity Securities			
December 31, 2009:	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Obligations of U.S. Government Corporations and Agencies:				
Mortgage-backed	$ 159	$ 2	$ —	$ 161
Other	3,000	11	(34)	2,977
Obligations of state and political subdivisions	1,815	2	(19)	1,798
Total	$ 4,974	$ 15	$ (53)	$ 4,936

Securities Available-for-Sale with an aggregate fair value of $186,735,000 in 2010 and $150,703,000 in 2009; and securities Held-to-Maturity with an aggregate book value of $5,799,000 in 2010 and $2,507,000 in 2009, were pledged to secure public funds, trust funds, securities sold under agreements to repurchase, FHLB advances and other balances of $109,283,000 in 2010 and $76,257,000 in 2009 as required by law.

The amortized cost, estimated fair value and weighted average yield of debt securities, by contractual maturity, are shown below at December 31, 2010. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

(Amounts in thousands)

	December 31, 2010				
	U.S. Government Agency & Corporation Obligations[1]	Obligations of State & Political Subdivisions[2]	Marketable Equity Securities[3]	Restricted Equity Securities[3]	Corporate Securities
Available-For-Sale:					
Within 1 Year:					
Amortized cost	$ —	$ —	$ —	$ —	$10,746
Estimated fair value	—	—	—	—	10,845
Weighted average yield	—	—	—	—	4.32%
1 - 5 Years:					
Amortized cost	4,056	452	—	—	57,902
Estimated fair value	4,064	467	—	—	59,069
Weighted average yield	1.25%	5.78%	—	—	3.22%
5 - 10 Years:					
Amortized cost	10,682	1,734	—	—	3,060
Estimated fair value	11,149	1,823	—	—	3,040
Weighted average yield	4.08%	6.05%	—	—	3.19%
After 10					
Amortized cost	36,014	179,995	1,725	6,363	—
Estimated fair value	36,660	174,962	1,825	6,363	—
Weighted average yield	4.03%	6.14%	2.54%	.95%	—
Total:					
Amortized cost	$50,752	$182,181	$1,725	$6,363	$71,708
Estimated fair value	51,873	177,252	1,825	6,363	72,952
Weighted average yield	3.82%	6.14%	2.54%	.95%	3.38%

[1]Mortgage-backed securities are allocated for maturity reporting at their original maturity date.
[2]Average yields on tax-exempt obligations of state and political subdivisions have been computed on a tax-equivalent basis using a 34% tax rate.
[3]Marketable equity securities and restricted equity securities are not considered to have defined maturities and are included in the after ten year category.

(Amounts in thousands)

	December 31, 2010				
	U.S. Government Agency & Corporation Obligations[1]	Obligations of State & Political Subdivisions[2]	Marketable Equity Securities[3]	Restricted Equity Securities[3]	Corporate Securities
Held-To-Maturity:					
Within 1 Year:					
Amortized cost	$ —	$ 630	$ —	$ —	$ —
Estimated fair value	—	628	—	—	—
Weighted average yield	—	4.49%	—	—	—
1 - 5 Years:					
Amortized cost	3,027	—	—	—	—
Estimated fair value	3,030	—	—	—	—
Weighted average yield	3.83%	—	—	—	—
5 - 10 Years:					
Amortized cost	2,142	—	—	—	—
Estimated fair value	2,080	—	—	—	—
Weighted average yield	2.37%	—	—	—	—
After 10 Years:					
Amortized cost	—	467	—	—	—
Estimated fair value	—	453	—	—	—
Weighted average yield	—	7.04%	—	—	—
Total:					
Amortized cost	$5,169	$1,097	$ —	$ —	$ —
Estimated fair value	5,110	1,081	—	—	—
Weighted average yield	3.22%	5.58%	—	—	—

[1]Mortgage-backed securities are allocated for maturity reporting at their original maturity date.
[2]Average yields on tax-exempt obligations of state and political subdivisions have been computed on a tax-equivalent basis using a 34% tax rate.
[3]Marketable equity securities and restricted equity securities are not considered to have defined maturities and are included in the after ten year category.

There were no aggregate investments with a single issuer (excluding the U.S. Government and its agencies) which exceeded ten percent of consolidated shareholders' equity at December 31, 2010. The quality rating of the obligations of state and political subdivisions are generally investment grade, as rated by Moody's, Standard and Poors or Fitch. The typical exceptions are local issues which are not rated, but are secured by the full faith and credit obligations of the communities that issued these securities. The state and political subdivision investments are actively traded in a liquid market.

Proceeds from sale of investments in Available-for-Sale debt and equity securities during 2010, 2009 and 2008 were $34,467,000, $82,407,000 and $83,626,000, respectively. Gross gains realized on these sales were $601,000, $1,721,000 and $737,000, respectively. Gross losses on these sales were $438,000, $1,859,000 and $885,000, respectively. Included in gross losses in 2008 is an impairment loss on certain equity securities in the amount of $437,000. There were no impairment losses in 2009 and 2010.

There were no proceeds from sale of investments in Held-To-Maturity debt and equity securities during 2010 and 2009. There were no gains or losses realized during these periods.

Management evaluates securities for other-than-temporary impairment ("OTTI") at least on a quarterly basis, and more frequently when economic or market conditions warrant such an evaluation. Investment securities classified as available-for-sale or held-to-maturity are generally evaluated for OTTI under FASB ASC 320 (SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities). In determining OTTI under the FASB 320 (SFAS No. 115) model, management considers many factors, including (1) the length of time and the extent to which the fair value has been less than cost , (2) the financial condition and near-term prospects of the issuer, (3) whether the market decline was affected by macroeconomic conditions; and (4) whether the entity has the intent to sell the debt security or more likely than not will be required to sell the debt security before its anticipated recovery. The assessment of whether an other-than-temporary decline exists involves a high degree of subjectivity and judgment and is based on the information available to management at a point in time.

When other-than-temporary impairment occurs, the amount of the other-than-temporary impairment recognized in earnings depends on whether an entity intends to sell the security or more likely than not will be required to sell the security before recovery of its amortized cost basis less any current-period credit loss. If an entity intends to sell or more likely than not will be required to sell the security before recovery of its amortized cost basis less any current-period credit loss, the other-than-temporary impairment shall be recognized in earnings equal to the entire difference between the investment's amortized cost basis and its fair value at the balance sheet date. If an entity does not intend to sell the security and it is not more likely than not that the entity will be required to sell the security before recovery of its amortized cost basis less any current-period loss, the other-than-temporary impairment shall be separated into the amount representing the credit loss and the amount related to all other factors. The amount of the total other-than-temporary impairment related to the credit loss is determined based on the present value of cash flows expected to be collected and is recognized in earnings. The amount of the total other-than-temporary impairment related to the other factors shall be recognized in other comprehensive income, net of applicable taxes. The previous amortized cost basis less the other-than-temporary impairment recognized in earnings shall become the new amortized cost basis of the investment.

The fair market value of the equity securities tends to fluctuate with the overall equity markets as well as the trends specific to each institution. The equity securities portfolio is reviewed in a similar manner as that of the debt securities with greater emphasis placed on the length of time the market value has been less than the carrying value and the financial sector outlook. The Corporation also reviews dividend payment activities, levels of non-performing assets and loan loss reserves, and whether or not the issuer is participating in the TARP Capital Purchase Program. The starting point for the equity analysis is the length and severity of market value decline. The Corporation and an independent consultant monitor the entire portfolio monthly with particular attention given to securities in a continuous loss position of at least ten percent for over twelve months. During 2008, impairment was recognized on several securities which management believed that a sufficient amount of credit damage had occurred relative to the issuer's capital position to render the security unlikely to recover to our cost within the near term. For the year ended December 31, 2008, the Corporation recorded an other-than-temporary loss totaling $437,000 related to the investment in equity securities. Securities with an unrealized loss that were determined to be other-than-temporary were written down to fair value, with the write-down recorded as a realized loss included in security (losses) gains. The Corporation evaluated the near-term prospects of the issuer in relation the severity and duration of the market value decline as well as the other attributes listed above. Based on that evaluation and the Corporation's ability and intent to hold these equity securities for a reasonable period of time sufficient for a forecasted recovery of fair value, the Corporation does not consider these equity securities to be other-than-temporary impaired at December 31, 2008. Based on the factors described above, management did not consider any equity securities to be other-than-temporary impaired at December 31, 2010 and 2009.

In accordance with disclosures required by FASB ASC 320-10-50 Investments-Debt and Equity Securities Disclosures (EITF No. 03-1), the summary below shows the gross unrealized losses and fair value of the Bank's investments, aggregated by investment category, that individual securities have been in a continuous unrealized loss position for less than 12 months or more than 12 months as of December 31, 2010 and 2009:

December 31, 2010

	Less Than 12 Months		12 Months or More		Total	
(Amounts in thousands)	**Fair Value**	**Unrealized Loss**	**Fair Value**	**Unrealized Loss**	**Fair Value**	**Unrealized Loss**
Direct obligations of the U.S. Government	**$ 7,925**	**$ 111**	**$ —**	**$ —**	**$ 7,925**	**$ 111**
Federal Agency Backed Securities	**4,859**	**146**	**—**	**—**	**4,859**	**146**
Municipal Bonds	**90,995**	**3,239**	**13,160**	**4,323**	**104,155**	**7,562**
Corporate Securities	**18,414**	**253**	**—**	**—**	**18,414**	**253**
Equities	**98**	**27**	**645**	**129**	**743**	**156**
	$ 122,291	**$ 3,776**	**$ 13,805**	**$ 4,452**	**$ 136,096**	**$ 8,228**

December 31, 2009

	Less Than 12 Months		12 Months or More		Total	
(Amounts in thousands)	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Direct obligations of the U.S. Government	$ 2,961	$ 39	$ —	$ —	$ 2,961	$ 39
Federal Agency Backed Securities	31,545	575	—	—	31,545	575
Municipal Bonds	48,858	1,483	37,530	6,150	86,388	7,633
Corporate Securities	1,062	9	—	—	1,062	9
Equities	148	19	1,111	436	1,259	455
	$ 84,574	$ 2,125	$ 38,641	$ 6,586	$ 123,215	$ 8,711

The Corporation invests in various forms of agency debt including mortgage backed securities and callable debt. The mortgage backed securities are issued by FHLMC (Federal Home Loan Mortgage Corporation) of FNMA (Federal National Mortgage Association). The municipal securities consist of general obligations and revenue bonds. The equity securities consist of stocks in other bank holding companies. The fair market value of the above securities is influenced by market interest rates, prepayment speeds on mortgage securities, bid to offer spreads in the market place and credit premiums for various types of agency debt. These factors change continuously and therefore the market value of these securities may be higher or lower than the Corporation's carrying value at any measurement date. Management does not believe any of their 170 securities in an unrealized position as of December 31, 2010 represents an other-than-temporary impairment. The Corporation has the ability to hold the remaining securities contained in the above table for a time necessary to recover the cost.

Securities with an unrealized loss that are determined to be other-than-temporary are written down to fair value, with the write-down recorded as a realized loss included in securities gains (losses). During 2008, the Corporation recorded an other-than-temporary impairment loss totaling $437,000 related to investments in certain equity securities.

Assets Measured at Fair Value on a Recurring Basis

The Corporation measures certain assets at fair value on a recurring basis. Fair value is defined as a price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. FASB ASC 820-10 (SFAS 157) establishes a framework for measuring fair value that includes a hierarchy used to classify the inputs used in measuring fair value. The hierarchy prioritizes the inputs used in determining valuations into three levels. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement. The levels of the fair value hierarchy are as follows:

A. Level 1: Fair value is based on unadjusted quoted prices in active markets that are accessible to the Bank for identical assets. These generally provide the most reliable evidence and are used to measure fair value whenever available.

B. Level 2: Fair value is based on significant inputs, other than Level 1 inputs, that are observable either directly or indirectly for substantially the full term of the asset through corroboration with observable market data. Level 2 inputs include quoted market prices in active markets for similar assets, quoted market prices that are not active for identical or similar assets and other observable inputs.

C. Level 3: Fair value is based on significant unobservable inputs. Examples of valuation methodologies that would result in Level 3 classification include option pricing models, discounted cash flows and other similar techniques.

At December 31, 2010 investments measured at fair value on a recurring basis and the valuation methods used are as follows:

	Level 1	Level 2	Level 3	Total
Available for Sale Securities				
Obligations of US Government Agencies				
Mortgaged-backed	$ —	$ 44,777	$ —	$ 44,777
Other	—	7,096	—	7,096
Obligations of state and political subdivisions	—	177,252	—	177,252
Corporate securities	—	72,952	—	72,952
Equity securities	1,825	—	—	1,825
Restricted equity securities	—	6,363	—	6,363
	$ 1,825	$ 308,440	$ —	$ 310,265

The estimated fair values of equity securities classified as Level 1 are derived from quoted market prices in active markets; these assets consist mainly of stocks held in other banks. The estimated fair values of all debt securities classified as Level 2 are obtained from nationally-recognized third-party pricing agencies. The estimated fair values are derived primarily from cash flow models, which include assumptions for interest rates, credit losses, and prepayment speeds. The significant inputs utilized in the cash flow models are based on market data obtained from sources independent of the Bank (observable inputs), and are therefore classified as Level 2 within the fair value hierarchy.

NOTE 4 — LOANS

Major classifications of loans at December 31, 2010 and 2009 consisted of:

(Amounts in thousands)

	2010	2009
Commercial, Financial, and Agricultural	**$ 29,693**	$ 42,815
Tax-exempt	**12,450**	12,525
Real estate mortgages - Held-for-sale	**4,950**	10,429
Real estate mortgages - Consumer	**127,031**	127,663
Real estate mortgages - Commercial	**227,147**	203,413
Consumer	**8,781**	10,802
Gross loans	**$ 410,052**	$ 407,647
Add (deduct): Unearned discount	**(675)**	(1,273)
Net deferred loan fees and costs	**274**	323
Loans, net of unearned income	**$ 409,651**	$ 406,697

Activity in the allowance for loan losses for the years ended December 31, 2010, 2009 and 2008, were as follows:

(Amounts in thousands)

	2010	2009	2008
Balance, January 1	**$ 5,322**	$ 5,195	$ 5,046
Provision charged to operations	**2,575**	800	700
Loans charged off	**(2,262)**	(734)	(739)
Recoveries	**66**	61	188
Balance, December 31	**$ 5,701**	$ 5,322	$ 5,195

	Commercial & Industrial		Commercial Real Estate Construction		Commercial Real Estate Other	
	2010	2009	**2010**	2009	**2010**	2009
Grade:						
1-6 Pass	**$ 37,991**	$ 39,449	**$ 5,111**	$ 5,011	**$ 205,941**	$195,417
7 Special Mention	**1,330**	1,994	**—**	—	**8,308**	9,231
8 Substandard	**991**	392	**433**	—	**8,958**	5,366
9 Doubtful	**227**	—	**—**	—	**—**	—
Add (deduct): Unearned discount	**—**	—	**—**	—	**—**	—
Net deferred loan fees & costs	**74**	79	**(13)**	(12)	**35**	75
Loans, net of unearned income	**$ 40,603**	$ 41,914	**$ 5,531**	$ 4,999	**$ 223,252**	$210,089

	Residential Real Estate Including Home Equity		Consumer Loans	
	2010	2009	**2010**	2009
Grade:				
1-6 Pass	**$ 130,477**	$ 139,394	**$ 8,781**	$ 11,392
7 Special Mention	**191**	—	**—**	—
8 Substandard	**1,313**	—	**—**	—
9 Doubtful	**—**	—	**—**	—
Add (deduct): Unearned discount	**—**	—	**(675)**	(1,273)
Net deferred loan fees & costs	**82**	57	**96**	125
Loans, net of unearned income	**$ 132,063**	$ 139,451	**$ 8,202**	$ 10,244

Commercial C & I and Commercial Real Estate Other include loans categorized as tax free loans.

Loan risk grading is a management tool designed to identify and measure risk in the Bank's loan portfolio. Its purpose is to provide a uniform framework and common language to assess and monitor risk, primarily in the Bank's commercial loan/commercial real estate loan portfolios.

The grading system focuses on a borrower's financial strength and performance, experience and depth of management, primary and secondary sources of repayment, the nature of the business and the outlook for the particular industry. Primary emphasis will be on the financial condition and trends. The grade also reflects current economic and industry conditions; as well as other variables such as liquidity, cash flow, revenue/earnings trends, management strengths or weaknesses, quality of financial information, and credit history.

The Bank utilizes a risk grading matrix to assign a risk rating to commercial loans, on a scale of 1 to 9. Risk grades in the residential real estate and consumer loan portfolios are assigned based on payment activity. Risk rating grade characteristics are as follows:

Risk Grade 1:- Cash Secured - Pass through and including Risk Grade 6 – Watch- Pass 6:

At the low end of the rating scale, a risk grade of 1 has virtually no risk of loss or default. This grade is reserved for credit evidenced by 100% cash, or other liquid collateral, properly margined and monitored. This grade reflects excellent credit quality with virtually no risk of loss.

Loan ratings then progress through escalating ratings of 2 through 6 based upon risk. Risk is evaluated via examination of several attributes including but not limited to financial trends and strengths and weaknesses, likelihood of repayment when considering both cash flow and collateral, sources of repayment, leverage position, management expertise, and repayment history. A risk rating of 2 reflects excellent credit quality with low risk, while a rating of 3 is considered moderate risk, 4 is a loan with average risk, and 5 is acceptable risk.

At the high end of the Pass ratings is a Risk Grade of 6:- Watch - Pass 6. A 6 rated credit represents borderline risk reflecting higher than normal risk of loss or default, and serves as an early warning system that the credit needs to be monitored more closely. Loans in this category are performing according to terms, but present some type of potential concern.

Risk Grade 7 - SPECIAL MENTION

Generally, these loans or assets are currently protected, but are "Potentially Weak". They constitute an undue and unwarranted credit risk but not to the point of justifying a classification of substandard.

Assets in this category are currently protected but have potential weakness which may, if not checked or corrected, weaken the asset or inadequately protect the Bank's credit position at some future date. No loss of principal or interest is envisioned, however they constitute an undue credit risk that may be minor but is unwarranted in light of the circumstances surrounding a specific asset. Risk is increasing beyond that at which the loan originally would have been granted. Historically, cash flows are inconsistent; financial trends show some deterioration. Liquidity and leverage are above industry averages. Financial information could be incomplete or inadequate. A Special Mention asset has potential weaknesses that deserve management's close attention.

Risk Grade 8:- SUBSTANDARD

Generally, these assets are inadequately protected by the current sound worth and paying capacity of the obligor or of the collateral pledged, if any. Assets so classified must have "well-defined" weaknesses that jeopardize the full liquidation of the debt. There is a distinct possibility that the Bank will sustain some loss.

They are characterized by the distinct possibility that the Bank will sustain some loss if in the aggregate amount of substandard assets, is not fully covered by the liquidation of the collateral used as security. Substandard loans are inadequately protected by current sound net worth, paying capacity of the borrower, or pledged collateral, and have a high probability of payment default, or they have other well-defined weaknesses. Such assets require more intensive supervision by Bank Management.

Risk Grade 9:- DOUBTFUL

Generally, all the weaknesses inherent in a substandard loan with the added factor that the weaknesses are pronounced to a point where the basis of current information, conditions, and values, collection or liquidation in full is highly improbable. The possibility of loss is extremely high, but because of certain important and reasonably specific pending factors that may work to strengthen the asset, its classification is deferred until, for example, a proposed merger, acquisition, liquidation procedures, capital injection, perfection of liens on additional collateral and refinancing plans are completed. Loans are graded doubtful if they contain weaknesses so serious that collection or liquidation in full is questionable.

The activity in the allowance for loan losses, by loan segment, is summarized below for the years indicated.

(Amounts in thousands)	Commercial	Commercial Real Estate	Consumer	Residential	Unallocated	Total
2010						
Allowance for Credit Losses:						
Beginning balance	**$ 970**	**$ 2,213**	**$ 99**	**$ 1,734**	**$ 306**	**$ 5,322**
Charge-offs	**(389)**	**(1,585)**	**(95)**	**(193)**	**—**	**(2,262)**
Recoveries	**38**	**13**	**14**	**1**	**—**	**66**
Provision	**(54)**	**2,128**	**105**	**(41)**	**437**	**2,575**
Ending Balance	**$ 565**	**$ 2,769**	**$ 123**	**$ 1,501**	**$ 743**	**$ 5,701**
Ending balance: individually evaluated for impairment	**296**	**309**	**—**	**—**	**—**	**605**
Ending balance: collectively evaluated for impairment	**$ 269**	**$ 2,460**	**$ 123**	**$ 1,501**	**$ 743**	**$ 5,096**
Financing Receivables:						
Ending Balance	**$ 20,969**	**$ 199,878**	**$ 7,357**	**$ 181,447**	**$**	**$ 409,651**
Ending balance: individually evaluated for impairment	**381**	**3,109**	**—**	**787**	**—**	**4,276**
Ending balance: collectively evaluated for impairment	**$ 20,588**	**$ 196,769**	**$ 7,357**	**$ 180,660**	**$ —**	**$ 405,375**

(Amounts in thousands)	Commercial	Commercial Real Estate	Consumer	Residential	Unallocated	Total
2009						
Allowance for Credit Losses:						
Beginning balance	$ 381	$ 2,297	$ 159	$ 1,732	$ 626	$ 5,195
Charge-offs	(211)	(230)	(169)	(124)	—	(734)
Recoveries	12	5	24	21	—	62
Provision	788	142	85	105	(320)	800
Ending Balance	$ 970	$ 2,214	$ 99	$ 1,734	$ 306	$ 5,323
Ending balance: individually evaluated for impairment	460	364	—	10	—	834
Ending balance: collectively evaluated for impairment	$ 510	$ 1,849	$ 99	$ 1,724	$ 306	$ 4,489
Financing Receivables:						
Ending Balance	$ 50,423	$ 160,671	$ 9,465	$ 186,138	$ —	$ 406,697
Ending balance: individually evaluated for impairment	672	2,058	—	218	—	2,948
Ending balance: collectively evaluated for impairment	$ 49,751	$ 158,613	$ 9,465	$ 185,920	$ —	$ 403,749

Impaired loans at December 31, 2010, 2009 and 2008 were $4,276,000, $2,948,000 and $1,718,000, respectively. The gross interest that would have been recorded if these loans had been current in accordance with their original terms and the amounts actually recorded in income were as follows:

(Amounts in thousands)

	2010	2009	2008
Gross interest due under terms	**$ 316**	$ 242	$ 145
Amount included in income	**(63)**	(61)	(94)
Interest income not recognized	**$ 253**	$ 181	$ 51

The Corporation's impaired loans are summarized below for the years ended 2010 and 2009.

(Amounts in thousands) **2010:**	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded:					
Commercial	**$ 29**	**$ 29**	**$ —**	**$ 29**	**$ —**
Commercial real estate	**907**	**942**	**—**	**937**	**14**
Residential	**787**	**866**	**—**	**785**	**19**
With an allowance recorded:					
Commercial	**352**	**352**	**296**	**356**	**7**
Commercial real estate	**2,201**	**2,641**	**309**	**2,398**	**23**
Residential	**—**	**—**	**—**	**—**	**—**
Total	**$ 4,276**	**$ 4,830**	**$ 605**	**$ 4,505**	**$ 63**
Total consists of:					
Commercial	**$ 381**	**$ 381**	**$ 296**	**$ 385**	**$ 7**
Commercial real estate	**$ 3,108**	**$ 3,583**	**$ 309**	**$ 3,335**	**$ 37**
Residential	**$ 787**	**$ 866**	**$ —**	**$ 785**	**$ 19**

(Amounts in thousands) 2009:	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded:					
Commercial	$ —	$ —	$ —	$ —	$ —
Commercial real estate	1,752	1,752	—	1,788	44
Residential	141	141	—	120	7
With an allowance recorded:					
Commercial	672	672	560	692	2
Commercial real estate	306	306	264	305	8
Residential	77	77	10	77	—
Total	$ 2,948	$ 2,948	$ 834	$ 2,982	$ 61
Total consists of:					
Commercial	$ 672	$ 672	$ 560	$ 692	$ 2
Commercial real estate	$ 2,058	$ 2,058	$ 264	$ 2,093	$ 52
Residential	$ 218	$ 218	$ 10	$ 197	$ 7

The recorded investment represents the loan balance reflected on the consolidated balance sheets net of any charge-offs. The unpaid balance is equal to the gross amount due on the loan. The average recorded investment is calculated on the daily loan balance during the period of impairment.

Financing receivables on non-accrual status and foreclosed assets as of December 31, 2010 and 2009 were as follows:

(Amounts in thousands)	2010	2009
Commercial - R/E	**$ 3,108**	$ 2,058
Commercial - other	**381**	672
Residential	**787**	218
Consumer	**—**	—
Total non-accruing loans	**$ 4,276**	$ 2,948
Restructured loans	**—**	—
Total impaired loans	**$ 4,276**	$ 2,948
Loans past-due 90 days or more and still accruing	**—**	140
Foreclosed assets	**1,149**	330
Total non-performing assets	**$ 5,425**	$ 3,418

At December 31, 2010 and 2009, the recorded investment in impaired loans as defined by FASB ASC 310-10-35 Receivables Subsequent Measurements (SFAS 114) was $4,276,000 and $2,948,000 and the impaired loans allowances were $605,000 and $834,000, respectively at December 31, 2010 and 2009. The average recorded balance in impaired loans during the year ended December 31, 2010 and 2009 was approximately $4,505,000 and $2,982,000, respectively.

The following tables present the aging of past-due loans by class of loans at December 31:

(Amounts in thousands)	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Total Financing Receivables
2010						
Commercial	**$ 740**	**$ 101**	**$ —**	**$ 842**	**$ 34,758**	**$ 35,600**
Commercial real estate	**999**	**2,149**	**—**	**3,148**	**230,638**	**233,786**
Consumer	**75**	**1**	**—**	**76**	**8,127**	**8,203**
Residential	**1,212**	**155**	**—**	**1,367**	**133,696**	**132,062**
Total	**$ 3,026**	**$ 2,408**	**$ —**	**$ 5,433**	**$404,219**	**$409,651**

(Amounts in thousands)	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Total Financing Receivables
2009						
Commercial	$ 388	$ 22	$ —	$ 410	$ 51,125	$ 51,536
Commercial real estate	1,009	—	140	1,149	206,209	207,358
Consumer	131	147	—	278	9,376	9,654
Residential	414	9	—	423	137,726	138,149
Total	$ 1,942	$ 178	$ 140	$ 2,260	$404,437	$406,697

Loans past-due 90 days or more and still accruing interest were $0 at December 31, 2010 and $140,000 at December 31, 2009.

At December 31, 2010, there were no commitments to lend additional funds with respect to non-accrual and restructured loans.

From time to time, the Bank may agree to modify the contractual terms of a borrower's loan. In cases where such modifications represent a concession to a borrower experiencing financial difficulty, the modification is considered a troubled debt restructuring. Loans modified in a troubled debt restructuring are placed on non-accrual status until the Bank determines the future collection of principal and interest is reasonably assured, which generally requires that the borrower demonstrate a period of performance according to the restructured terms of six months. At December 31, 2010, there were no loans classified as troubled debt restructurings.

NOTE 5 — MORTGAGE SERVICING RIGHTS

The mortgage loans sold serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of mortgage loans serviced for others were $66,006,000 and $56,965,000 at December 31, 2010 and 2009, respectively. The balances of amortized capitalized mortgage servicing rights, included in other assets at December 31, 2010 and 2009, were $387,000 and $346,000, respectively.

The following summarizes mortgage servicing rights capitalized and amortized along with the aggregate activity in the related valuation allowances:

(Amounts in thousands)

	2010	2009	2008
Balance, January 1	**$ 346**	$ 277	$ 297
Servicing asset additions	**80**	148	63
Amortization	**(39)**	(79)	(83)
Balance, December 31	**$ 387**	$ 346	$ 277

Custodial escrow balances maintained in connection with the foregoing loan servicing, and included in demand deposits, were approximately $18,000 and $24,000 at December 31, 2010 and 2009, respectively.

NOTE 6 — PREMISES AND EQUIPMENT

A summary of premises and equipment at December 31, 2010 and 2009 follows:

(Amounts in thousands)

	2010	2009
Land	**$ 1,851**	$ 1,746
Buildings	**10,158**	9,815
Leasehold improvements	**376**	390
Equipment	**8,518**	8,153
	20,903	20,104
Less: Accumulated depreciation	**9,061**	8,639
Total	**$ 11,842**	$ 11,465

Depreciation amounted to $980,000 for 2010, $727,000 for 2009 and $681,000 for 2008.

The banking subsidiary leases land and a bank building in Stroudsburg, Pennsylvania, under a lease expiring in 2017 (See Note 14). Included in buildings above is the bank building held under a capital lease with a cost of $951,000 and accumulated amortization of $622,000 and $576,000 at December 31, 2010 and 2009, respectively. Amortization on the bank building held under the capital lease was $46,000 for the year ended December 31, 2010 and $47,000 for each of the years ended December 31, 2009 and 2008.

NOTE 7 — GOODWILL, OTHER INTANGIBLE ASSETS, AND PREMIUM DISCOUNTS

Goodwill, other intangible assets, and premium discounts were comprised of the following at December 31, 2010 and 2009:

(Amounts in thousands)

	Gross Carrying Amount		Accumulated Amortization/(Accretion)	
	2010	2009	**2010**	2009
Unamortized intangible asset:				
Goodwill	**$19,133**	$19,133	**$ —**	$ —
Core deposit intangibles	**$ 2,218**	$ 2,218	**$ 977**	$ 688
Premium discount (negative premium) on acquired certificates of deposit	**$ (385)**	$ (385)	**$ (384)**	$ (383)

Amortization expense of the core deposit intangibles was $289,000 for each the years ended December 31, 2010, 2009 and 2008. Accretion of the premium discount (negative premium) of the acquired certificates of deposit was $2,000, $21,000 and $109,000 for the years ended December 31, 2010, 2009 and 2008, respectively.

Estimated amortization/accretion is as follows for the years ending December 31:

(Amounts in thousands)

	Amortization of Core Deposit Intangible	Accretion of Premium Discount (Negative Premium) on Certificates of Deposit
2011	289	(1)
2012	283	—
2013	274	—
2014	274	—
2015	121	—

NOTE 8 — DEPOSITS

Major classifications of deposits at December 31, 2010 and 2009 consisted of:

(Amounts in thousands)

	2010	2009
Demand - non-interest bearing	**$ 69,080**	$ 61,779
Demand - interest bearing	**142,364**	117,229
Savings	**156,670**	116,857
Time, $100,000 and over	**75,719**	96,335
Other time	**183,062**	188,369
Total deposits	**$ 626,895**	$ 580,569

The following is a schedule reflecting classification and remaining maturities of time deposits of $100,000 and over at December 31, 2010:

(Amounts in thousands)

2011	$52,876
2012	12,317
2013	4,973
2014	2,917
2015	2,636
	$75,719

Interest expense related to time deposits of $100,000 or more was $1,126,000 in 2010, $2,741,000 in 2009 and $3,408,000 in 2008.

At December 31, 2010 two depositors had aggregate deposits of approximately $57,365,000 as follows:

School district	$ 31,767,000
Tax collection	25,598,000
Total	$ 57,365,000

NOTE 9 — SHORT-TERM BORROWINGS

Federal funds purchased, securities sold under agreements to repurchase and Federal Home Loan Bank advances generally represent overnight or less than 30-day borrowings. U.S. Treasury tax and loan notes for collections made by the Bank are payable on demand. Short-term borrowings consisted of the following at December 31, 2010 and 2009:

(Amounts in thousands)

	2010			
	Ending Balance	**Average Balance**	**Maximum Month End Balance**	**Average Rate**
Federal funds purchased and securities sold under agreements to repurchase	**$19,948**	**$19,442**	**$25,683**	**1.18%**
Federal Home Loan Bank	**—**	**28**	**—**	**.64%**
U.S. Treasury tax and loan notes	**1,029**	**473**	**1,056**	**—%**
Total	**$20,977**	**$19,943**	**$26,739**	**1.15%**

(Amounts in thousands)

	2009			
	Ending Balance	Average Balance	Maximum Month End Balance	Average Rate
Federal funds purchased and securities sold under agreements to repurchase	$17,024	$19,385	$23,000	1.75%
Federal Home Loan Bank	—	4,479	31,350	.72%
U.S. Treasury tax and loan notes	438	440	907	—%
Total	$17,462	$24,304	$55,257	1.53%

NOTE 10 — LONG-TERM BORROWINGS

Long-term borrowings are comprised of advances from the Federal Home Loan Bank (FHLB) and a capital lease assumed as a result of the acquisition of Pocono Community Bank in the amount of $811,000. Long term capital lease scheduled maturities as of December 31, 2010 are: $61,000 in 2011, $69,000 in 2012, $91,000 in 2013, $99,000 in 2014, $108,000 in 2015 and $222,000 thereafter for a total balance of $650,000 as of December 31, 2010.

Under terms of a blanket agreement, collateral for the loans is secured by certain qualifying assets of the Corporation's banking subsidiary with FHLB. The principal assets are real estate mortgages with a carrying value of $311,915,000.

A schedule of long-term borrowings by maturity as of December 31, 2010 and 2009 follows:

(Amounts in thousands)

	2010	2009
Due 2010, 4.95% to 6.76%	**$ —**	$23,520
Due 2011, 2.73% to 5.03%	**12,000**	12,000
Due 2012, 1.44% to 4.93%	**16,000**	16,000
Due 2013, 2.48% to 4.60%	**17,000**	17,000
Due 2014, 5.41%	**3,750**	3,750
Due 2015, 3.29%	**7,000**	—
Due 2018, 3.91% to 4.86%	**8,000**	8,000
Due 2028, 5.14%	**2,000**	2,000
	$ 65,750	$ 82,270

NOTE 11 — INCOME TAXES

The current and deferred components of the income tax provision (benefit) consisted of the following:

(Amounts in thousands)

	2010	2009	2008
Federal			
Current	**$ 2,145**	$ 1,484	$ 1,865
Deferred (benefit)	**240**	(177)	(419)
	$ 2,385	$ 1,307	$ 1,446
State			
Current	**(27)**	(40)	—
Deferred	**4**	12	(52)
	$ (23)	$ (28)	$ (52)
Total provision for income taxes	**$ 2,362**	$ 1,279	$ 1,394

The following is a reconciliation between the actual provision for federal income taxes and the amount of federal income taxes which would have been provided at the statutory rate of 34%:

(Amounts in thousands)

	2010		2009		2008	
	Amount	**Rate**	Amount	Rate	Amount	Rate
Provision at statutory rate	**$ 3,850**	**34.0%**	$ 3,133	34.0%	$ 3,041	34.0%
Tax-exempt income	**(1,294)**	**(11.4)**	(1,463)	(15.9)	(1,397)	(15.6)
Non-deductible expenses	**104**	**0.9**	147	1.6	177	2.0
Tax credit from limited partnership						
Less amortization - net	**(128)**	**(1.1)**	(134)	(1.5)	(136)	(1.5)
Bank owned life insurance income - net	**(260)**	**(2.3)**	(337)	(3.7)	(240)	(2.7)
Other-net	**113**	**1.0**	(39)	(.3)	1	—
Applicable federal income tax and rate	**$ 2,385**	**21.1%**	$ 1,307	14.2%	$ 1,446	16.2%

Total federal income tax attributable to realized security gains and losses was $55,000 in 2010, $(47,000) in 2009 and $98,000 in 2008.

The deferred tax assets and liabilities resulting from temporary timing differences have been netted to reflect a net deferred tax asset included in these consolidated financial statements. The components of the net deferred tax asset (liability) at December 31, 2010 and 2009, are as follows:

(Amounts in thousands)

	2010	2009
Deferred Tax Assets:		
Allowance for loan losses	**$ 1,928**	$ 1,791
Deferred compensation	**456**	435
Mortgage servicing rights	**—**	2
Contributions	**4**	6
Non-accrual interest	**15**	5
Leases	**110**	112
Limited partnership investments	**110**	100
Alternative minimum tax credits	**352**	356
Tax credits from limited partnerships	**385**	531
Unrealized investment securities losses-net	**831**	1,358
Impairment loss on investment securities	**50**	129
Capital and net operating loss carry forwards	**57**	8
Total	**$ 4,298**	$ 4,833
Deferred Tax Liabilities:		
Loan fees and costs	**$ 158**	$ 205
Premises and equipment	**655**	550
Accretion	**353**	173
Mortgage servicing rights	**28**	—
Intangibles	**362**	392
Total	**$ 1,556**	$ 1,320
Net Deferred Tax Asset	**$ 2,742**	$ 3,513

No valuation allowance for deferred tax assets was recorded at December 31, 2010 and 2009 as management believes it is more likely than not that all deferred tax assets are to be realized based on an evaluation of the amount of taxes paid in available carry back years, the forecasts of future income, applicable tax planning strategies, and assessments of current and future economic and business conditions.

The Corporation and its subsidiary file a consolidated federal income tax return. The Corporation is no longer subject to U.S. federal income tax examinations by tax authorities for years before 2007.

The Corporation has state net operating loss carry forwards of $124,000 expiring in 2030 and capital loss carry forwards of $98,000 expiring in 2015 available to offset future state and capital gain income respectively.

NOTE 12 — SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

During the years ended December 31, 2010, 2009 and 2008, cash payments for interest expense and income taxes were as follows:

(Amounts in thousands)

	2010	2009	2008
Interest paid on deposits and other borrowings	**$ 13,050**	$15,874	$ 18,268
Income taxes paid	**$ 1,923**	$ 1,650	$ 1,598

The Corporation transferred loans to foreclosed assets held-for-sale in amounts of $1,179,000, $762,000 and $342,000 in 2010, 2009 and 2008, respectively.

NOTE 13 — EMPLOYEE BENEFIT PLANS AND DEFERRED COMPENSATION AGREEMENTS

The Corporation maintains a 401K Plan which has a combined tax qualified savings feature and profit sharing feature for the benefit of its employees. Under the savings feature, the Corporation matches 100% of the employee contribution up to 3% of compensation which amounted to $166,000, $156,000 and $145,000 in 2010, 2009 and 2008, respectively. Under the profit sharing feature, contributions, at the discretion of the Board of Directors, are funded currently and amounted to $419,000, $399,000 and $353,000 in 2010, 2009 and 2008, respectively.

The Bank also has non-qualified deferred compensation agreements with three of its officers and four retired officers. These agreements are essentially unsecured promises by the Bank to make monthly payments to the officers over a twenty year period. Payments begin based upon specific criteria — generally, when the officer retires. To account for the cost of payments yet to be made in the future, the Bank recognizes an accrued liability in years prior to when payments begin based on the present value of those future payments. The Bank's accrued liability for these deferred compensation agreements as of December 31, 2010 and 2009, was $1,291,000 and $1,231,000, respectively. The related expense for these plans amounted to $121,000, $122,000 and $155,000 in 2010, 2009 and 2008, respectively.

The Bank entered into agreements to provide post-retirement benefits to a retired employee in the form of life insurance payable to the employee's estate upon their death through endorsement split dollar life insurance arrangements. The Bank's accrued liabilities for these benefit agreements as of December 31, 2010 and 2009 was $51,000 and $48,000, respectively. The related expense for these benefit agreements amounted to $3,000, $10,000 and $2,000 for the years ended December 31, 2010, 2009 and 2008, respectively.

NOTE 14 — COMMITMENTS AND CONTINGENCIES

The Corporation's banking subsidiary currently leases four branch banking facilities and one parcel of land, as well as two operation centers, under operating leases. Rent expense for the years ended December 31, 2010, 2009 and 2008 was $283,000, $283,000 and $274,000, respectively. Minimum rental payments required under these operating leases are: 2011 - $382,000, 2012 - $295,000, 2013 - $248,000, 2014 - $231,000, 2015 - $208,000 and thereafter $2,466,980.

The banking subsidiary leases land and a bank building in Stroudsburg, Pennsylvania, under a lease expiring in 2017. This lease has an operating lease commitment and a capital lease component. Minimum future rental payments as of December 31, 2010 under this noncancelable operating lease component for land are due as follows and are included in the amounts of operating lease payments above, 2011 - $39,000, 2012 - $39,000, 2013 - $39,000, 2014 - $39,000, 2015 - $39,000 and thereafter $72,000.

Minimum future lease payments under the capital lease component for the bank building as of December 31, 2010 for each of the next five years and in the aggregate are:

Year Ending December 31	
2011	$113,000
2012	115,000
2013	132,000
2014	132,000
2015	132,000
Thereafter	253,000
Total minimum lease payments	877,000
Less amounts representing interest	227,000
Present value of net minimum lease payments	$ 650,000

In November 2010, the Bank entered into an agreement with another financial institution to acquire property consisting of land and a bank branch building in the amount of $275,000 in Luzerne County, Pennsylvania. The property was acquired on March 9, 2011.

In the normal course of business, there are various pending legal actions and proceedings that are not reflected in the consolidated financial statements. Management does not believe the outcome of these actions and proceedings will have a material effect on the consolidated financial position of the Corporation.

NOTE 15 — RELATED PARTY TRANSACTIONS

Certain directors and executive officers of First Keystone Corporation and its Subsidiary and companies in which they are principal owners (i.e., at least 10%) were indebted to the Corporation at December 31, 2010, 2009 and 2008. These loans were made on substantially the same terms and conditions, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated parties. The loans do not involve more than the normal risk of collectibility nor present other unfavorable features.

A summary of the activity on the related party loans, comprised of 9 directors and 5 executive officers and their related companies consists of the following:

(Amounts in thousands)

	2010	2009	2008
Balance at January 1	**$ 4,451**	$ 3,542	$ 3,650
Additions	**1,610**	3,881	1,779
Deductions	**(1,174)**	(2,972)	(1,887)
Balance at December 31	**$ 4,887**	$ 4,451	$ 3,542

The above loans represent funds drawn and outstanding at the date of the accompanying consolidated financial statement. Commitments by the Bank to related parties on lines of credit and letters of credit for 2010, 2009 and 2008, presented an additional off-balance sheet risk to the extent of undisbursed funds in the amounts of $3,318,000, $2,653,000 and $2,889,000, respectively, on the above loans.

Deposits from certain officers and directors and/or their affiliated companies held by the Bank amounted to $3,787,000 and $8,137,000 at December 31, 2010 and 2009, respectively.

NOTE 16 — REGULATORY MATTERS

Under Pennsylvania banking law, the Bank is subject to certain restrictions on the amount of dividends that it may declare without prior regulatory approval. At December 31, 2010, $37,095,000 of retained earnings were available for dividends without prior regulatory approval, subject to the regulatory capital requirements discussed below. Regulations also limit the amount of loans and advances from the Bank to the Corporation to 10% of consolidated net assets.

The Corporation is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory — and possibly additional discretionary — actions by regulators that, if undertaken, could have a direct material effect on the Corporation's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation must meet specific capital guidelines that involve quantitative measures of the Corporation's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Corporation's capital amounts and classification are also subject to qualitative judgements by the regulators about components, risk weightings and other factors. Management believes, as of December 31, 2010 and 2009, that the Corporation and the Bank met all capital adequacy requirements to which they are subject.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set fourth in the table below) of Total and Tier I Capital (as defined in the regulations) to Risk-Weighted Assets (as defined), and of Tier I Capital (as defined) to Average Assets (as defined).

As of December 31, 2010, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as Well Capitalized under the regulatory framework for prompt corrective action. To be categorized as Well Capitalized, the Bank must maintain minimum Total Risk-Based, Tier I Risked-Based and Tier I Leverage Ratios as set forth in the table. There are no conditions or events since the notification that management believes have changed the Bank's category.

(Amounts in thousands)

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	**Ratio**	**Amount**	**Ratio**	**Amount**	**Ratio**
As of December 31, 2010:						
Total Capital (to Risk Weighted Assets)	**$70,493**	**12.53%**	**$45,006**	**8.00%**	**$56,257**	**10.00%**
Tier I Capital (to Risk Weighted Assets)	**64,792**	**11.52%**	**22,503**	**4.00%**	**33,754**	**6.00%**
Tier I Capital (to Average Assets)	**64,792**	**8.02%**	**32,311**	**4.00%**	**40,388**	**5.00%**

(Amounts in thousands)

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2009:						
Total Capital						
(to Risk Weighted Assets)	$66,666	12.88%	$41,421	8.00%	$51,777	10.00%
Tier I Capital						
(to Risk Weighted Assets)	61,344	11.85%	20,711	4.00%	31,066	6.00%
Tier I Capital						
(to Average Assets)	61,344	8.21%	29,884	4.00%	37,355	5.00%

The Corporation's capital ratios are not materially different from those of the Bank.

NOTE 17 — FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

The Corporation is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets. The contract or notional amounts of those instruments reflect the extent of involvement the Corporation has in particular classes of financial instruments. The Corporation does not engage in trading activities with respect to any of its financial instruments with off-balance sheet risk.

The Corporation's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual notional amount of those instruments.

The Corporation uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

The Corporation may require collateral or other security to support financial instruments with off-balance sheet credit risk.

The contract or notional amounts at December 31, 2010 and 2009 were as follows:

(Amounts in thousands)

	2010	2009
Financial instruments whose contract amounts represent credit risk:		
Commitments to extend credit	**$ 55,551**	$ 63,247
Financial standby letters of credit	**$ 805**	$ 843
Performance standby letters of credit	**$ 5,315**	$ 5,806

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses that may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Corporation evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Corporation upon extension of credit, is based on management's credit evaluation of the counter-party. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by the Corporation to guarantee payment to a third party when a customer either fails to repay an obligation or fails to perform some non-financial obligation. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Corporation may hold collateral to support standby letters of credit for which collateral is deemed necessary.

The Corporation grants commercial, agricultural, real estate mortgage and consumer loans to customers primarily in the counties of Columbia, Luzerne, Montour and Monroe, Pennsylvania. The concentrations of credit by type of loan are set forth in Note 4, "Loans". It is management's opinion that the loan portfolio was well balanced and diversified at December 31, 2010, to the extent necessary to avoid any significant concentration of credit risk. However, its debtors ability to honor their contracts may be influenced by the region's economy.

NOTE 18 — COMPREHENSIVE INCOME

The components of other comprehensive income and related tax effects are as follows:

(Amounts in thousands)	Years Ended December 31,		
	2010	2009	2008
Unrealized holding gains (losses) on available-for-sale investment securities arising during the period	**$ 1,639**	$ 3,025	$ (7,000)
Less reclassification adjustment for net gains and (losses) realized in income	**163**	(138)	(148)
Change in unrealized gains (losses) before tax effect	**$ 1,476**	$ 3,163	$ (6,852)
Tax effects	**526**	1,075	2,347
Net change in unrealized gains (losses)	**$ 950**	$ 2,088	$ (4,505)

NOTE 19 — STOCKHOLDERS' EQUITY

The Corporation also offers to its shareholders a Dividend Reinvestment and Stock Purchase Plan. First Keystone Corporation is authorized to issue up to 200,000 shares of its common stock under the plan. The plan provides First Keystone shareholders a convenient and economical way to purchase additional shares of common stock by reinvesting dividends. A plan participant can elect full dividend reinvestment or partial dividend reinvestment provided at least 25 shares are enrolled in the plan. In addition, plan participants may make additional voluntary cash purchases of common stock under the plan of not less than $100 per calendar quarter or more than $2,500 in any calendar quarter.

Shares of First Keystone common stock are purchased for the plan either in the open market by an independent broker on behalf of the plan, directly from First Keystone as original issue shares, or through negotiated transactions. A combination of the previous methods could also occur.

Participation in this plan by shareholders began in 2001. Shares transferred under this dividend reinvestment and stock purchase plan were as follows:

Year	Number of Shares
2001	3,260
2002	7,747
2003	8,000
2004	13,932
2005	21,491
2006	22,964
2007	25,900
2008	34,389
2009	39,772
2010	41,227

NOTE 20 — STOCK COMPENSATION PLAN

On February 10, 1998, the Board of Directors adopted a stock option incentive plan and initially reserved 100,000 shares of common stock for issuance under the plan for certain employees of the Bank. After adjustments for the effects of stock dividends, options exercised and options forfeited there remains 26,653 options for possible issuance. Under the Plan, options are granted at fair market value and the time period during which any option granted may be exercised may not commence before six months or continue beyond the expiration of ten years after the option is awarded. Upon exercise of the stock options, shares of the Corporation's stock are issued from Treasury Stock.

The fair value of stock options issued to employees is measured on the date of the grant and is recognized as compensation expense over the requisite service period. Expected volatility and dividend yield are based on historical stock prices and dividend amounts over past time periods equal in length to the life of the options. The risk-free interest rate is determined using the U.S. Treasury yield curve in effect at the date of the grant. The expected life of the options is calculated using the average term of the vesting period and the maximum term.

Stock based compensation expense was $18,000 for the year ended December 31, 2008, attributable to stock options granted in 2007.

The fair value of each option grant is estimated on the date of grant using the Binomial Option Pricing Model derived from the Black-Scholes Option Pricing Model with the following weighted-average assumptions used for options granted in 2007: dividend yield of 5.25%; expected volatility of 26.17%; risk-free interest rate of 3.64%; and an expected life of 5.25 years.

Information about stock options outstanding at December 31, 2010, is summarized as follows:

	2010		2009		2008	
	Stock Options	**Weighted Average Exercise Price**	Stock Options	Weighted Average Exercise Price	Stock Options	Weighted Average Exercise Price
Balance at January 1	**31,723**	**$17.17**	41,695	$16.86	54,562	$17.65
Granted	—	—	—	—	—	—
Granted due to stock dividend	—	—	—	—	—	—
Exercised	**(4,101)**	**10.42**	—	—	(50)	15.88
Forfeited	**(969)**	**10.28**	(9,972)	15.85	(12,817)	19.80
Balance at December 31	**26,653**	**18.46**	31,723	17.17	41,695	16.86
Exercisable at December 31	**26,653**	**$18.46**	31,723	$17.17	41,695	$16.86
Weighted average fair value of options granted during the year						$ 2.98

Under the terms of the stock option incentive plan, the stock options including amendments as to price and terms were adjusted for the stock dividend in 2006.

Exercise prices of options outstanding as of December 31, 2010, ranged from $15.08 to $21.11 per share. The weighted average remaining contracted life is approximately 3.65 years.

The 26,653 options outstanding as December 31, 2010 have an intrinsic value, which is the amount that the value of the underlying stock exceeds the exercise price of the options of $22,000. The total intrinsic value of the options exercised during the years ended December 31, 2010, 2009 and 2008 was $24,000, $0 and $0, respectively. Cash received from stock options exercised for the years ended December 31, 2010, 2009 and 2008 was $43,000, $0 and $1,000, respectively.

The following table summarizes information concerning the 1998 Employee Stock Option Plan at December 31, 2010.

	Options Outstanding			Options Exercisable	
Year	Number Outstanding*	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
2002	7,274	1.75	15.08	7,174	15.08
2003	10,231	2.75	21.11	10,231	21.11
2005	3,148	4.75	20.95	3,148	20.95
2007	6,000	7.00	16.75	6,000	16.75
	26,653		18.46	26,653	18.46

*As adjusted for stock dividend noted above.

NOTE 21 — FAIR VALUES OF FINANCIAL INSTRUMENTS

FASB ASC 825-10-50 Financial Instruments-Disclosure ((SFAS) 107, "Disclosures about Fair Value of Financial Instruments"), requires disclosure of fair value information about financial instruments, whether or not required to be recognized in the consolidated balance sheets, for which it is practicable to estimate such fair value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. These techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Fair value estimates derived through these techniques cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. FASB ASC 825-10-50 (SFAS 107) excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Corporation.

The following methods and assumptions were used by the Corporation in estimating its fair value disclosures for financial instruments:

Cash and Due From Banks, Short-Term Investments, Accrued Interest Receivable and Accrued Interest Payable

The fair values are equal to the current carrying values.

Investment Securities

Fair values have been individually determined based on currently quoted market prices. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Loans

Fair values are estimated for categories of loans with similar financial characteristics. Loans were segregated by type such as commercial, tax-exempt, real estate mortgages and consumer. For estimation purposes each loan category was further segmented into fixed and adjustable rate interest terms and also into performing and non-performing classifications.

The fair value of each category of performing loans is calculated by discounting future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Fair value for non-performing loans is based on management's estimate of future cash flows discounted using a rate commensurate with the risk associated with the estimated future cash flows. The assumptions used by management are judgmentally determined using specific borrower information.

Non-performing Assets

The banks' impaired loan valuation procedure for any loans greater than $250,000 requires an appraisal to be obtained and reviewed annually at year end. A quarterly collateral evaluation is performed which may include a site visit, property pictures and discussions with realtors and other similar business professionals to ascertain current values.

For impaired loans less than $250,000 upon classification and annually at year end, the bank completes a Certificate of Inspection (approved by the State Dept. of Banking and the FDIC examiners) which includes the results of an onsite inspection, insured values, tax assessed values, recent sales comparisons and a review of the previous evaluations.

The banks' foreclosed asset valuation procedure requires an appraisal to be completed with the exception of those cases which the bank has obtained a sales agreement.

Cash Surrender Value of Bank Owned Life Insurance

Fair value is equal to the cash surrender value of life insurance policies.

Deposits

Under FASB ASC 825-10-50 (SFAS 107), the fair value of deposits with no stated maturity, such as Demand Deposits, Savings Accounts and Money Market Accounts is equal to the amount payable on demand at December 31, 2010 and 2009.

Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on similar term borrowings, to a schedule of aggregated expected monthly maturities on time deposits.

Short-Term and Long-Term Borrowings

The fair values of short-term and long-term borrowings are estimated using discounted cash flow analyses based on the Corporation's incremental borrowing rate for similar instruments.

Commitments to Extend Credit and Standby Letters of Credit

Management estimates that there are no material differences between the notional amount and the estimated fair value of those off-balance sheet items since they are primarily composed of unfunded loan commitments which are generally priced at market at the time of funding.

There were no transfers amongst valuation levels in 2010 and 2009. At December 31, 2010 and 2009, the carrying values and estimated fair values of financial instruments of the Corporation are presented in the table below:

(Amounts in thousands)	**2010**		2009	
	Carrying Amount	**Estimated Fair Value**	Carrying Amount	Estimated Fair Value
FINANCIAL ASSETS:				
Cash and due from banks	**$ 4,346**	**$ 4,346**	$ 4,199	$ 4,199
Short-term investments	**7,559**	**7,559**	7,227	7,227
Investment securities - available for sale	**310,265**	**310,265**	277,824	277,824
Investment securities - held to maturity	**6,266**	**6,191**	4,974	4,936
Net loans	**403,950**	**408,984**	401,375	415,261
Accrued interest receivable	**4,589**	**4,589**	4,213	4,213
Cash surrender value of life insurance	**18,388**	**18,388**	17,622	17,622
FINANCIAL LIABILITIES:				
Deposits	**626,895**	**610,632**	580,569	558,389
Short-term borrowings	**20,977**	**20,977**	17,462	17,462
Long-term borrowings	**66,400**	**69,869**	82,976	86,771
Accrued interest and other expenses	**2,976**	**2,976**	3,101	3,101
OFF-BALANCE SHEET FINANCIAL INSTRUMENTS:				
Commitments to extend credit		**55,551**		63,247
Financial standby letters of credit		**805**		843
Performance standby letters of credit		**5,315**		5,806

NOTE 22 — PARENT COMPANY FINANCIAL INFORMATION

Condensed financial information for First Keystone Corporation (parent company only) was as follows:

BALANCE SHEETS

(Amounts in thousands)

	December 31	
	2010	2009
ASSETS		
Cash in subsidiary bank	**$ 2,879**	$ 1,899
Investment in subsidiary bank	**83,513**	79,618
Investment in other equity securities	**1,825**	1,759
Prepayments and other assets	**538**	683
TOTAL ASSETS	**$ 88,755**	$ 83,959
LIABILITIES		
Advance from subsidiary bank	**$ 9,695**	$ 9,792
TOTAL LIABILITIES	**$ 9,695**	$ 9,792
STOCKHOLDERS' EQUITY		
Preferred stock	**$ —**	$ —
Common stock	**11,375**	11,375
Surplus	**30,175**	30,269
Retained earnings	**45,246**	41,346
Accumulated other comprehensive (loss)	**(1,633)**	(2,583)
Treasury stock, at cost	**(6,103)**	(6,240)
TOTAL STOCKHOLDERS' EQUITY	**$ 79,060**	$ 74,167
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$ 88,755**	$ 83,959

STATEMENTS OF INCOME

(Amounts in thousands)

	Year Ended December 31		
	2010	2009	2008
INCOME			
Dividends from Subsidiary Bank	**$ 5,867**	$ 5,427	$ 5,662
Dividends - other	**51**	57	100
Securities (losses)	**(81)**	(295)	(542)
Interest	**14**	14	11
TOTAL INCOME	**$ 5,851**	$ 5,203	$ 5,231
Operating Expenses	**131**	67	86
Income Before Taxes and Equity in Undistributed Net Income of Subsidiary	**$ 5,720**	$ 5,136	$ 5,145
Income tax expense (benefit)	**(78)**	(81)	(213)
Income Before Equity in Undistributed Net Income of Subsidiary	**$ 5,798**	$ 5,217	$ 5,358
Equity in Undistributed Net Income of Subsidiary	**3,163**	2,720	2,193
NET INCOME	**$ 8,961**	$ 7,937	$ 7,551

STATEMENTS OF CASH FLOWS
(Amounts in thousands)

	Year Ended December 31		
	2010	2009	2008
OPERATING ACTIVITIES			
Net income	**$ 8,961**	$ 7,937	$ 7,551
Adjustments to reconcile net income to net cash provided by operating activities:			
Securities losses	**81**	295	105
Deferred income tax benefit	**31**	59	(196)
Impairment loss on investment securities	—	—	437
Equity in (excess of) undistributed net income of subsidiary	**(3,163)**	(2,720)	(2,193)
(Increase) decrease in prepaid expenses and other assets	**(36)**	(86)	(18)
Increase (decrease) in advances payable to subsidiary bank - net operating	**(97)**	193	117
Increase (decrease) in accrued expenses and other liabilities	—	—	(102)
NET CASH PROVIDED BY OPERATING ACTIVITIES	**$ 5,777**	$ 5,678	$ 5,701
INVESTING ACTIVITIES			
Purchase of equity securities	**$ (19)**	$ (237)	$ —
Proceeds from sale of equity securities	**240**	83	204
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	**$ 221**	$ (154)	$ 204
FINANCING ACTIVITIES			
Proceeds from sale of treasury stock	**$ 43**	$ —	$ 1
Cash dividends paid	**(5,061)**	(5,005)	(4,842)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	**$ (5,018)**	$ (5,005)	$ (4,841)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**$ 980**	$ 519	$ 1,064
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	**1,899**	1,380	316
CASH AND CASH EQUIVALENTS AT END OF YEAR	**$ 2,879**	$ 1,899	$ 1,380

NOTE 23 — LOSS DUE TO DEFALCATION

The Corporation recorded a loss in the amount of $850,000, or $561,000 net of tax, for the year ended December 31, 2009. It was determined by management through an internal investigation that the defalcation was the result of unauthorized activities of an employee (non-officer) of the Bank who has been terminated. The defalcation was a covered loss with insurance, less the deductible. In September 2010, a final agreement was entered into with an insurance carrier and the Corporation recognized a recovery of $800,000 due to the defalcation.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

BOARD OF DIRECTORS AND STOCKHOLDERS OF FIRST KEYSTONE CORPORATION

We have audited First Keystone Corporation's internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). First Keystone Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Corporation's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, First Keystone Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of First Keystone Corporation and Subsidiary as of December 31, 2010 and 2009 and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2010 and our report dated March 15, 2011 expressed an unqualified opinion.

/s/ J. H. Williams & Co., LLP
J. H. Williams & Co., LLP

Kingston, Pennsylvania
March 15, 2011

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not Applicable.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

First Keystone Corporation maintains disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended) designed to ensure that information required to be disclosed in the reports that the Corporation files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission. Based upon their evaluation of those disclosure controls and procedures performed as of the end of the period covered by this report, the chief executive officer and chief financial officer of the Corporation concluded that the Corporation's disclosure controls and procedures were effective. The Corporation believes that a control system, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the control system are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a Corporation have been detected.

During the fourth quarter of 2009, management uncovered a defalcation in the pre-tax amount of $850,000. A recovery due to the loss in 2010 was recognized in the amount of $800,000.

Management's Report on Internal Control Over Financial Reporting

The management of First Keystone Corporation is responsible for establishing and maintaining adequate internal control over financial reporting. The Corporation's internal control system was designed to provide reasonable assurance to the Corporation's management and Board of Directors regarding the preparation and fair presentation of published financial statements.

The Corporation's internal control over financial reporting are supported by written policies that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the Corporation are being made only in accordance with authorization of the Corporation's management and Board of Directors; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Corporation's assets that could have a material effect on the consolidated financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The management of First Keystone Corporation assessed the effectiveness of the Corporation's internal control over financial reporting as of December 31, 2010. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control — Integrated Framework.* Based on our assessment we believe that, as of December 31, 2010, the Corporation's internal control over financial reporting is effective based on those criteria.

First Keystone Corporation's independent registered public accounting firm that audited the consolidated financial statements has issued an audit report on our assessment of, and the effective operation of, the Corporation's internal control over financial reporting as of December 31, 2010. This report appears on page 77.

Changes in Internal Controls

The Corporation made no other changes in its internal controls or in other factors that has materially affected, or is reasonably likely to materially affect these controls subsequent to the date of the evaluation of the controls by the Chief Executive and Chief Financial Officers.

ITEM 9B. OTHER INFORMATION

Not Applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information under the captions "Information As To Directors and Nominees," "Principal Officers of the Bank and the Corporation" and "Committees of the Board of Directors" are incorporated here by reference from First Keystone Corporation's proxy statement for its 2011 annual meeting of shareholders scheduled for May 17, 2011. The information under the caption "Section 16(A) Beneficial Ownership Reporting Compliance" and "Code of Ethics" are as follows:

SECTION 16(A) BENEFICIAL OWNERSHIP
REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires the Corporation's directors, executive officers and shareholders who own more than 10% of the Corporation's outstanding equity stock to file initial reports of ownership and reports of changes in ownership of common stock and other equity securities of the Corporation with the Securities and Exchange Commission. Based solely on its review of copies of Section 16(a) forms received by it, or written representations from reporting persons that no Form 5's were required for those persons, the corporation believes that during the period January 1, 2010 through December 31, 2010, its officers, directors and reporting shareholders were in compliance with all filing requirements applicable to them.

CODE OF ETHICS

The Corporation has adopted a Directors and Senior Management Code of Ethical Conduct, which applies to all members of the Board of Directors and to senior officers of the Corporation. It can be found on the Investor Relations section of our website at www.firstkeystonecorporation.com.

ITEM 11. EXECUTIVE COMPENSATION

The information under the captions "Executive Compensation" (pages 22 through 33), "Compensation Discussion and Analysis (CD&A)," Compensation Committee Interlocks and Insider Participation," and Compensation Committee Report" are incorporated here by reference from First Keystone Corporation's proxy statement for its 2011 annual meeting of shareholders scheduled for May 17, 2011.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED SHAREHOLDER MATTERS

The information under the caption "Share Ownership" are incorporated here by reference from First Keystone Corporation's proxy statement for its 2011 annual meeting of shareholders scheduled for May 17, 2011.

Equity Compensation Plan Information

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans excluding securities reflected in column (a) (c)
Equity compensation plans approved by shareholders	26,653	$18.46	85,445
Equity compensation plans not approved by shareholders	—	—	—
Total	26,653	$18.46	85,445

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information under the captions "Related Person Transactions" and "Governance Of The Company" are incorporated here by reference from First Keystone Corporation's proxy statement for its 2010 annual meeting of shareholders scheduled for May 17, 2011.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information under the caption "Report of the Audit Committee" is incorporated here by reference from First Keystone Corporation's proxy statement for its 2011 annual meeting of shareholders scheduled for May 17, 2011.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) 1. Financial Statements

The following consolidated financial statements are included in Part II, Item 8, of this Report:

First Keystone Corporation and Subsidiary.

2. Financial Statement Schedules

Financial statements schedules are omitted because the required information is either not applicable, not required, or is shown in the financial statements or in their notes.

3. Exhibits

Exhibits required by Item 601 of Regulation S:

Exhibit Number Referred to Item 601 of Regulation S-K	Description of Exhibit
3i	Articles of Incorporation, as amended (Incorporated by reference to Exhibit 3(I) to the Registrant's Report on Form 10-Q for the quarter ended March 31, 2006).
3ii	By-Laws, as amended (Incorporated by reference to Exhibit 3(ii) to the Registrant's Report on Form 8-K dated February 25, 2009).
10.1	Supplemental Employee Retirement Plan (Incorporated by reference to Exhibit 10 to Registrant's Annual Report on Form 10-Q for the quarter ended September 31, 2005).
10.2	Management Incentive Compensation Plan.
10.3	Profit Sharing Plan (Incorporated by reference to Exhibit 10 to Registrant's Report on Form 10-Q for the quarter ended September 30, 2006).
10.4	First Keystone Corporation 1998 Stock Incentive Plan (Incorporated by reference to Exhibit 10 to Registrant's Report on Form 10-Q for the quarter ended September 30, 2006).
14	Code of Ethics (Incorporated by reference to Exhibit 14 to Registrant's Report on Form 8-K dated January 9, 2007).
21	List of Subsidiaries of the Corporation.
23	Consent of Independent Auditors.
31.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer.
31.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer.
32.1	Section 1350 Certification of Chief Executive Officer.
32.2	Section 1350 Certification of Chief Financial Officer.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FIRST KEYSTONE CORPORATION

/s/ Matthew P. Prosseda
Matthew P. Prosseda
Chief Executive Officer
(Principal Executive Officer

Date: March 15, 2011

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Date
/s/ John Arndt John Arndt, Secretary/Director	March 15, 2011 Date
/s/ J. Gerald Bazewicz J. Gerald Bazewicz, President/Director	March 15, 2011 Date
/s/ Don E. Bower Don E. Bower, Director	March 15, 2011 Date
/s/ Robert A. Bull Robert A. Bull, Director	March 15, 2011 Date
/s/ Robert E. Bull Robert E. Bull, Chairman/Director	March 15, 2011 Date
/s/ Joseph B. Conahan, Jr. Joseph B. Conahan, Jr., Director	March 15, 2011 Date
/s/ Jerome F. Fabian Jerome F. Fabian, Director	March 15, 2011 Date
/s/ John G. Gerlach John G. Gerlach, Director	March 15, 2011 Date
/s/ Diane C. A. Rosler Diane C.A. Rosler, Chief Financial Officer (Principal Financial Officer)	March 15, 2011 Date
/s/ David R. Saracino David R. Saracino, Director	March 15, 2011 Date

EXHIBIT 10.2

FIRST KEYSTONE COMMUNITY BANK

MANAGEMENT INCENTIVE COMPENSATION PLAN

I. PURPOSE

The purpose of the Management Incentive Compensation Plan is to provide incentives and awards to top management employees who, through high levels of performance, contribute to the success and profitability of First Keystone Community Bank. The Plan is designed to support organizational objectives and financial goals, as defined by the Bank's Strategic and Financial Plans, by making available additional, variable, and contingent incentive compensation.

II. GENERAL DESCRIPTION

The Management Incentive Compensation Plan is based upon the achievement of a required budget net income figure before any incentive award "pool" is formed. The Plan specifies annual goals that are consistent with those contained in the Strategic Business Plan and the annual Profit Plan.

The calculation of share of profits to be distributed to the Plan participants, and the incentive formulas, are constructed to provide awards that are consistent with achieved profitability levels. The incentive formulas insure a level of incentive award that will enable First Keystone Community Bank to attract, retain, and motivate high-quality management personnel and support continued growth and profitability.

The Management Incentive Compensation Plan is established to augment regular salary and benefits programs already in existence. The Plan is not meant to be a substitute for salary increases, but as a supplement to salary, and, as stated earlier, as an incentive for performance that contributes to outstanding levels of achievement.

III. PLAN ADMINISTRATION

Throughout this Plan document, reference to the actions and authority of the Human Resource Committee of the Board of Directors also presumes that the Committee will recommend, and the Board of Directors will approve or disapprove, final disposition of all matters pertaining to the administration of the Plan. The Committee, with Board approval, has the responsibility to interpret, administer, amend, or recommend suspension or termination of the Plan as necessary. The recommendations of the Committee, as approved by the Board, affecting the construction, interpretation, and administration of the Plan shall be final and binding on all parties, including the Bank and its employees.

Matters before the Committee shall be decided upon a majority vote of the Committee and recommended to the Board for final action. Plan participants who are members of the Committee shall not be entitled to vote on matters relating to the eligibility for and/or determination of their own incentive compensation awards.

During the first quarter of each Plan Year, the Committee may review and revise the operating rules. Performance measures and awards based upon those measures, may be changed in order to emphasize specific goals and objectives of the Plan. However, it is expected that the Plan will require modification only when significant changes in organization, goals, personnel, or performance occur. The Chief Executive Officer shall inform the Committee of any proposed changes to the operating rules.

Computation of incentive awards will be made by the Chief Executive Officer in consultation with the Chairman of the Board. Maintenance of participant payments and other related records shall be the responsibility of the Bank's Human Resource Manager. Such computations and records may be audited annually by the independent auditors of the Bank prior to submission to the Committee and the Board for review and approval.

Finally, the Committee, in the exercise of its discretion with respect to the determination of the amount of the incentive plan pool for any given Plan Year, may take into account the presence or absence of nonrecurring or extraordinary items of income, gain, expense, or loss, and any and all factors that, in its sole discretion, may deem relevant.

Extraordinary occurrences may be excluded when calculating performance results to insure that the best interests of the Bank are protected and are not brought into conflict with the best interest of plan participants.

IV. PLAN PARTICIPANTS

Participation in the Management Incentive Plan at First Keystone Community Bank is limited to the executive management team. This management team includes the following functional job titles:

A. Chief Executive Officer
B. Chief Operating Officer
C. Senior Vice President and Chief Financial Officer
D. Senior Vice President and Deposit Operations Manager
E. Senior Vice President and Senior Loan Officer

Plan participation by these five (5) individuals recognizes the importance of this group to the Bank and the potential these officers have to influence the achievement of financial and strategic objectives.

V. OPERATING RULES

The Plan shall be effective as of April 1, 1988 and has been most recently amended and adopted on January 25, 2011.

A. The Board of Directors of First Keystone Community Bank may amend, suspend, or terminate the Plan at any time.
B. The Plan shall be administered by the Human Resource Committee with assistance from Executive Management.
C. The Human Resource Committee shall adopt such rules and regulations and shall make determinations and interpretations of the Plan thereunder as it shall deem appropriate. All such rules, regulations, and determinations, as approved by the Board of Directors, shall be conclusive and binding upon all parties.
D. Eligibility for participation in the Plan is based upon the eligibility requirements as stated herein.
E. Supplementary Plan Documents relating to participants, the targeted incentive plan pool, and other pertinent matters will be prepared by the Committee, and approved by the Board of Directors, during the first quarter of each Plan Year.

F. The incentive plan pool may be funded, within the discretion of the Board of Directors, with the following to be used as a general guideline:

Fund as a % of Budget	% of Budget Beyond Goal
Greater than 90% of budget up to 95% of budget	5%
Greater than 95% of budget up to 100% of budget	10%
In excess of budget	15%

G. Allocation of the plan pool will be made in accordance with the guidelines shown in Section VI of this Plan document. As noted in these guidelines, individual performance standards must be met before an eligible participant will receive all or part of his/her eligible portion of the pool.

H. Within thirty (30) days following the end of the Plan Year, or as soon as financial and operating results are known, eligible participants will receive their appropriate incentive plan payment. Unless otherwise determined and approved by the Board of Directors, this payment will be made in cash.

I. Basic Incentive Plan guidelines for any Plan Year shall be reviewed with the participants at the beginning of each Plan Year.

J. Partial payments under the Plan shall be administered as follows:

1. Retirement: In the event of termination of employment through retirement, the employee may, at the discretion of the Committee, be considered to have earned one-twelfth (1/12) of the annual incentive compensation award of a particular year for each month of employment in the Plan Year of his/her retirement.
2. Death: If a participant dies, the amount of the award may be prorated for each month of employment during the Plan Year at the discretion of the Committee, and paid to the estate or designated beneficiary.
3. Termination for Reasons Other Than Death or Retirement: In the event of termination of employment for reasons other than death or retirement, the participant, at the discretion of the Committee, will forfeit all unpaid incentive awards.

K. No right or interest of any participant in the plan shall be assignable or transferable, or subject to any lien, directly, by operation of law, or otherwise, including levy, garnishment, attachment, pledge, or bankruptcy, except to a beneficiary upon the death of a participant as herein provided.

L. An award under the Plan shall not confer any right on the participant to continue in the employ of the bank, or limit in any way the right of the bank to terminate the participant's employment at any time. The receipt of an award for any one year shall not guarantee an employee the right to receive an award for any subsequent year.

M. The Bank shall have the right to deduct from all payments under this Plan any federal or state taxes required by law to be withheld with respect to such payments.

N. The Committee, with concurrence of the Board of Directors, may terminate, amend, or modify this Plan at any time.

O. The amount of the pool shall be capped in the amount of $75,000 in order to protect the interest of the Bank.

VI. SUMMARY OF SUPPLEMENTARY PLAN DOCUMENTS

A. Allocation of Incentive Plan Pool

Job Title	Maximum % of Pool
1. Chief Executive Officer	45%
2. Chief Operating Officer	25%
3. Senior Vice President and Chief Financial Officer	10%
4. Senior Vice President and Deposit Operations Manager	10%
5. Senior Vice President and Senior Loan Officer	10%

EXHIBIT 21

LIST OF SUBSIDIARIES OF THE ISSUER

Direct Subsidiary: First Keystone Community Bank, Pennsylvania state chartered commercial bank.

EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

BOARD OF DIRECTORS AND SHAREHOLDERS OF FIRST KEYSTONE CORPORATION:

We consent to the use of our reports dated March 15, 2011, with respect to the consolidated balance sheets of First Keystone Corporation and Subsidiary as of December 31, 2010, and 2009, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2010, management's report on internal control over financial reporting as of December 31, 2010, and the effectiveness of internal control over financial reporting as of December 31, 2010, which reports are included herein and the incorporation by reference of such reports on the Registrant's Registration Statement on Form S-3, related to the Dividend Reinvestment and Stock Purchase Plan, filed with the SEC on August 3, 2007 (Registration No. 333-145093).

/s/ J. H. Williams & Co., LLP
J. H. Williams & Co., LLP

March 15, 2011
Kingston, Pennsylvania

EXHIBIT 31.1

CERTIFICATION

I, Matthew P. Prosseda, Chief Executive Officer, certify that:

1. I have reviewed this annual report on Form 10-K for the period ended December 31, 2010, of First Keystone Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ Matthew P. Prosseda
Matthew P. Prosseda
Chief Executive Officer
(Principal Executive Officer)

Date: March 15, 2011

EXHIBIT 31.2

CERTIFICATION

I, Diane C.A. Rosler, Chief Financial Officer, certify that:

1. I have reviewed this annual report on Form 10-K for the period ended December 31, 2010, of First Keystone Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ Diane C.A. Rosler
Diane C.A. Rosler
Senior Vice President and Chief Financial Officer
(Principal Financial Officer)

Date: March 15, 2011

EXHIBIT 31.1

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350

AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 10-K of First Keystone Corporation (the "Corporation") for the period ended December 31, 2010, as filed with the Securities and Exchange Commission (the "Report"), I, Matthew P. Prosseda, Chief Executive Officer, certify, pursuant to 18 U.S.C. Section 1350, as added by Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Corporation as of and for the period covered by the Report.

s/ Matthew P. Prosseda
Matthew P. Prosseda
Chief Executive Officer
(Principal Executive Officer)

March 15, 2011

EXHIBIT 32.2

CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350

AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 10-K of First Keystone Corporation (the "Corporation") for the period ended December 31, 2010, as filed with the Securities and Exchange Commission (the "Report"), I, Diane C.A. Rosler, Chief Financial Officer, certify, pursuant to 18 U.S.C. Section 1350, as added by Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Corporation as of and for the period covered by the Report.

/s/ Diane C.A. Rosler
Diane C.A. Rosler
Senior Vice President and Chief Financial Officer
(Principal Financial Officer)

March 15, 2011

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COMMUNITY

First Keystone Corporation

Annual Report 2010



FINANCIAL HIGHLIGHTS

(Amounts in thousands, except per share)	**2010**	2009	2008	2007	2006
SUMMARY OF OPERATIONS					
Interest income	**$38,154**	$37,726	$37,638	$31,899	$28,577
Interest expense	**12,742**	15,565	18,116	17,785	14,972
Net interest income	**25,412**	22,161	19,522	14,114	13,605
Provision for loan losses	**2,575**	800	700	150	500
Investment securities gains (losses)	**163**	(138)	(148)	483	381
Net income	**8,961**	7,937	7,551	6,127	6,190
PER COMMON SHARE					
Net income	**1.65**	1.46	1.39	1.31	1.35
Cash dividends	**.93**	.92	.89	.88	.85
BALANCE SHEET DATA					
Assets	**796,601**	758,330	714,898	681,207	525,920
Investment securities	**316,531**	282,798	243,165	246,059	243,938
Net loans	**403,950**	401,375	403,172	371,557	248,086
Deposits	**626,895**	580,569	504,633	493,041	384,020
Stockholders' equity	**79,060**	74,167	69,147	70,924	53,387
PERFORMANCE RATIOS					
Return on average assets	**1.09%**	1.06%	1.08%	1.09%	1.20%
Return on average equity	**10.98%**	10.88%	10.72%	10.48%	11.76%
Dividend payout ratio	**56.47%**	63.06%	64.12%	68.25%	62.63%
Average equity to average assets ratio	**9.95%**	9.73%	10.00%	10.37%	10.19%

About Our Cover:

"Community" has best summed up the bank's focus in 2010. First Keystone's name change from National to Community and the merging of their two divisions, First Keystone and Pocono Community Bank, encouraged all employees to reach out to serve the communities where they live and work. A local photographer, Eddie Donlin, from Studio D Photography of Berwick, PA has provided this cover picture capturing the faces of our local children at a recent community event.


Assets
(In Millions)
$800
$600
$400
$200
$0
$525.9
$681.2
$714.9
$758.3
$796.6
2006
2007
2008
2009
2010


Stockholders' Equity
(In Millions)
$80
$60
$40
$20
$0
$53.4
$70.9
$69.1
$74.2
$79.1
2006
2007
2008
2009
2010


Net Income
(In Thousands)
$10,000
$7,500
$5,000
$2,500
$0
$6,190
$6,127
$7,551
$7,937
$8,961
2006
2007
2008
2009
2010


Cash Dividends
(Per Common Share)
$0.94
$0.90
$0.86
$0.82
$0.78
$0.85
$0.88
$0.89
$0.92
$0.93
2006
2007
2008
2009
2010

LETTER TO OUR SHAREHOLDERS

Again this year, your company, First Keystone Corporation, experienced strong growth in assets and earnings. Despite high unemployment, weak housing and slow economic growth, community banking is alive and well for First Keystone and in Northeastern Pennsylvania. The Dodd-Frank bill, new federal legislation affecting the banking industry, will increase overhead, as banks work to comply with new regulation.

Net income for 2010 was $8,961,000 or $1.65 per share as compared to $7,937,000 or $1.46 per share in 2009, an increase of 12.9%. Cash dividends per share increased to $.93 in 2010 from $.92 in 2009, an increase of 1.1%. The yield curve remained extremely positively sloped in 2010. This resulted in our net interest income, our largest revenue source, increasing to $25,412,000 in 2010 from $22,161,000 in 2009, an increase of 14.7%.



On October 1, 2010 the Bank changed from a national to a state charter. At the same time, it was necessary to change our name. We are now First Keystone Community Bank. We removed the word National from our name as we have always believed in our strong connections to the Communities we serve. At the same time, we folded the Pocono Community Bank Division into First Keystone. We now trade through our entire market under the First Keystone blue and white logo.

Another significant change occurred in October 2010, as J. Gerald Bazewicz, our long-time and very successful President and CEO retired from day-to-day management. Jerry is missed by his bank colleagues and by his peers in the industry. He remains active on our Board of Directors and his guidance is still felt in our organization.

Financial Highlights

Our balance sheet continued to grow in 2010. Total assets at year-end 2010 were a new record of $796,601,000, an increase of $38,271,000 or 5.1% over 2009. Deposits grew by $46,326,000 or 8.0% in 2010. Total deposits at year-end 2010 were $626,895,000. Loan demand for us and the economy has been weak for the last two years. Loans grew at a rate of less than 1.0% from 2009 to 2010. At the end of the year, net loans stood at $409,651,000. One bright spot in lending has been residential mortgage loans. With mortgage rates at historic lows during 2010 there was a significant demand for 30 year fixed rate mortgages. Our branches and mortgage department originated and sold $21.5 million in secondary market loans. While these balances do not add to our loan totals, we continue to service the loans for these customers.

You will see in the financial statements that the Bank made a significant addition to our provision for loan losses during 2010. We added $900,000 to the provision in the fourth quarter for a total of $2,575,000 for the year. There were a few real estate related borrowers that failed during the year, leaving the Bank with losses. We are confident that we have identified the remaining potential problems in the loan portfolio and have established a reserve that is sufficient to address them. Our delinquent loans and our non-performing loans, as a percentage of total loans, remain firmly below the average of our peer banks.

Much of the deposit growth in 2010 resulted in an increase in our investment securities, both held-to-maturity and available-for-sale. Total investment securities at year-end 2010 were $316,531,000, an increase of $33,733,000 or 11.9% over 2009. These liquid investments can be readily marketed and redirected to fund loans when loan demand increases. Deposit growth also allowed us to repay borrowing. Total borrowings were reduced by $13,061,000 in 2010 as we elected to modestly deleverage our balance sheet. Total shareholders' equity increased to $79,060,000 in 2010, an increase of 6.6% over 2009. Book value at year-end 2010 was $14.52, up 6.5% over 2009 and tangible book value was $11.01 in 2010, up 4.0% over 2009.

Our strong earnings have allowed us to raise the dividend to $0.24 per quarter. During 2010 we paid dividends totaling $0.93. Based upon the December 31, 2010 share price of $17.50 our dividend yield is 5.3%.

The Bank faces both challenges and opportunities in 2011. The challenges include shrinking net interest margins and increased regulation. The opportunities for growth are many, but we specifically are excited about our 16th office opening in Plymouth, PA. It will be difficult to replace Jerry Bazewicz; however, we have built a team that is dedicated to consistently increasing the value of your corporation. This is my pledge and the pledge of all of my fellow employees.



Matthew P. Prosseda
Chief Executive Officer

COMMUNITY BANKING AT ITS BEST

2010 - We Added Community To Our Name!

During this year, the Bank made two significant changes which will ensure a long and prosperous future for its current and future customers. First, we reaffirmed our position as a true local bank by changing our name from First Keystone National Bank to First Keystone Community Bank, truly merging for the first time, the two divisions of First Keystone & Pocono Community. At the same time, the bank's primary regulator shifted from the Office of the Comptroller of Currency (OCC) to the Federal Deposit Insurance Corporation (FDIC).

There's a certain sense of pride that comes with serving your neighbors and by putting the word 'community' in your name. The focus is squarely on the customer – both business and personal, and it has guided one of our most important principles to date: we take care of the communities where we live and we share in the success of those communities.



Managers from Berwick & Monroe County in the Stroudsburg Office.

It's no secret that the key to success in any business is the employees, and First Keystone Community Bank is no exception. From the "United Way Day of Caring," to the "Salvation Army's Kettle Program," and a number of Red Cross Blood drives, the employees, officers, and directors of First Keystone, are first in line to lend a hand wherever needed. The Bank has played a major role in the success of programs like "Stuff the Bus," which put backpacks stuffed with school supplies in the hands of local school children, and the "Angel Tree" program that helped bring holiday joy into the homes of many of our communities' youngest residents.

The Best of Community Banking

First Keystone employees are extremely generous, both with their time and money. By combining the cherished traditions of a friendly community bank with the vision needed to navigate complex financial transactions, the knowledge level and service standards our employees live up to are tremendous.

The Bank Leads By Example


SCHOOL BUS

Main and Salem Branch employees are stuffing the bus with backpacks and supplies for local underprivileged children.

The bank leads its employees by example in the many donations and civic programs it sponsors. From program ads to fundraising sponsorships at golf outings, among many other venues, First Keystone Community Bank contributes generously. Since our doors opened in 1864, we have sponsored, advised, and participated in many community events. By doing so, the very communities that have been supported, come to us as customers and give back to us. We strive to bring technological advances to our customers while still maintaining our customer-focused objectives. We bring to life all the conveniences of "big bank-banking," with the look and feel of a home-town bank. Our employees often go into local classrooms to educate our youth on the banking system and how it is important to save.



Swiftwater Branch Angel Tree shows the employees in front of the tree with presents purchased for their local community.



Sandy Cole in a Danville classroom.

Whether as experienced bankers or as neighbors, from the front-line tellers to the Board of Directors, every First Keystone employee has a common desire to help their customers succeed. A fundamental part of the day-to-day operations at First Keystone Community Bank is being a contributing partner to the communities we serve.



Matt Mensinger at Salem Elementary.

BOARD OF DIRECTORS



***Front Row Left to Right:** David R. Saracino, Don E. Bower, Robert E. Bull, Matthew P. Prosseda, Joseph B. Conahan, Jr., Robert A. Bull, J. Gerald Bazewicz. **Back Row Left to Right:** John G. Gerlach, Jerome F. Fabian, John Arndt.*

FIRST KEYSTONE CORPORATION

John Arndt
Owner
Arndt Insurance Agency

J. Gerald Bazewicz
President
First Keystone Community Bank

Don E. Bower
President
Don E. Bower, Inc.

Robert A. Bull
Attorney
Bull, Bull & Knecht, LLP

Robert E. Bull
Retired Attorney
Bull, Bull & Knecht, LLP

Dr. Joseph B. Conahan, Jr.
Ophthalmologist & President
Pocono Eye Associates

Jerome F. Fabian
Owner & President
Tile Distributors of America Inc.

John G. Gerlach
President
First Keystone Community Bank
Pocono Division

David R. Saracino
Retired Vice President
First Keystone Community Bank

OFFICERS

Robert E. Bull
Chairman

J. Gerald Bazewicz
President

Matthew P. Prosseda
Chief Executive Officer & Treasurer

Diane C.A. Rosler
Chief Financial Officer

OFFICERS

FIRST KEYSTONE COMMUNITY BANK

Robert E. Bull
Chairman of the Board

J. Gerald Bazewicz
President

Matthew P. Prosseda
Chief Executive Officer

Kevin L. Miller
Senior Vice President & Chief Operating Officer

John G. Gerlach
President, Pocono Division

Diane C.A. Rosler
Senior Vice President & Chief Financial Officer

Barbara J. Robbins
Senior Vice President, Cashier & Deposit/ Operations Div. Manager

Elaine Woodland
Senior Vice President & Senior Loan Officer

James Szewc
Vice President & Senior Trust Officer

John Procopio
Executive Vice President & Senior Lender

James Gorman
Senior Vice President & Senior Market Manager

Linda K. Yerges
Vice President & Human Resources Manager

Gabriel D. Alessi
Vice President & Mortgage Services Manager

Carmie A. Cleaver
Vice President & Branch Administrator

Robert A. Young
Vice President & Loan Review Officer

Mark J. McDonald
Vice President & Credit Administration Manager

Lee Hess
Vice President, Security Officer & Commercial Services Officer

Kevin Krieger
Vice President, Bank Secrecy & Compliance Officer

Edgar A. Gower
Vice President & Commercial Services Officer

Matthew W. Mensinger
Vice President & Commercial Services Officer

Eugene Morrison
Vice President & Commercial Services Officer

Andy F. Faytko
Vice President & Commercial Services Officer

Jeff Reimer
Vice President & Commercial Services Officer

Judith Rinehart
Vice President & Mortgage Manager

June Honorowski
Vice President & Regional Branch Administrator

Cynthia Papile
Vice President & Branch Manager, Swiftwater

Marilyn Palmer
Vice President & Branch Manager, Mountainhome

Leona Luongo
Assistant Vice President & Community Office Manager, Hanover

Jodi L. Alley
Assistant Vice President & Loan Administration Manager

Tina M. Gray
Assistant Vice President & Community Officer Manager, Freas Avenue

Brenda L. Grasley
Assistant Vice President & Consumer Loan Manager

Donna Keefer
Assistant Vice President & Training/Systems Support Manager

Sherri A. Sitler
Assistant Vice President & Deposit Processing Supervisor

Beverly Cruikshank
Assistant Vice President & Community Office Manager, Mountain Top

Lesa Angell
Assistant Vice President & Director of Marketing & Sales

Patricia Buccieri
Assistant Vice President & Assistant Branch Manager

Betsy Goll
Assistant Vice President & Assistant Branch Manager

Richard L. Holloway
Assistant Cashier & Community Office Manager, Salem

Charlotte M. Bishop
Assistant Cashier & In-Store Sales Manager, Briar Creek

Fran Seward
Assistant Cashier & Community Officer Manager, Scottown

Kimberly Shiner
Assistant Cashier & Community Officer Manager, Mifflinville

Steven M. Kotch
Assistant Cashier & Collection Manager

Kristi McClintock
Assistant Cashier & Loan Documentation Specialist

Sally Sitler
Assistant Cashier & Computer Operations Supervisor

Jeffrey T. Wozniak
Assistant Cashier & Technology Systems Manager

Herb Harmon
Assistant Cashier & Facilities Manager

John J. O'Reilly
Trust Officer & New Business Development Officer

Sandy Cole
Assistant Cashier & Community Officer Manager, Nescopeck

Marcia Dobey
Assistant Cashier & Mortgage Underwriter

Brain Klinefelter
Assistant Cashier & Credit Analyst

Rebecca Hooper
Assistant Trust Officer

Jonathan R. Littlewood
Assistant Cashier & Commercial Services Officer

Laurie Nudo
Assistant Cashier & Customer Service Officer

Cheryl Wynings
Assistant Secretary, Assistant Cashier & Executive Administrative Assistant

John Arndt
Secretary

ADVISORY BOARDS

BLOOMSBURG/DANVILLE

Michael E. Boone
Walter Deacon
Tim Flick
Dan W. Hartman
Michael H. Kuziak
Nancy Marr
Michael Nardone

POCONO COMMUNITY

Charles M. Hannig
Richard L. Price, Jr.
William E. Rinehart
Joel D. Rossi
Jacob E. Seip, Jr.

WYOMING VALLEY

Timothy Connolly
Daniel Fierman
Michael Jezewski
James Mangan
Steven Phillips
David Rodeghiero

CORPORATE INFORMATION

THE CORPORATION

First Keystone Corporation is a bank holding company incorporated under the Pennsylvania Business Corporation Laws. Its assets consist primarily of the assets of its wholly-owned subsidiary, First Keystone Community Bank.

First Keystone Community Bank serves Columbia, Montour, Luzerne, and Monroe Counties. The Bank engages in general banking business and also provides fiduciary services.

CORPORATE HEADQUARTERS

First Keystone Corporation
111 West Front Street
Berwick, Pennsylvania 18603
Telephone: 570-752-3671
Fax: 570-752-4022

NOTICE OF ANNUAL MEETING

The 2011 Annual Meeting of Shareholders will be held at 10:00 a.m., on Tuesday, May 17, 2011 at:

McBride Memorial Library
500 Market Street
Berwick, Pennsylvania 18603

ANNUAL REPORT ON FORM 10-K

The Annual Report on Form 10-K as filed with the Securities and Exchange Commission may be obtained, without charge, by writing to:

Cheryl Wynings
Investor Relations
111 West Front Street
P.O. Box 289
Berwick, Pennsylvania 18603

STOCK LISTING

First Keystone Corporation common stock is traded on the Over the Counter (OTC) Bulletin Board under the symbol FKYS.OB.

TRANSFER AGENT AND REGISTRAR

Registrar & Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016
Telephone: 1-800-368-5948
Website: www.rtco.com
Email: info@rtco.com

DIRECT DEPOSIT

Shareholders may have their cash dividends deposited directly into the account of their choice at any banking institution, with no charge. Additional information and enrollment materials for direct deposit can be obtained by calling 1-800-368-5948.

DIVIDEND REINVESTMENT

The Plan, open to residents of Pennsylvania, provides the opportunity to have dividends automatically reinvested into First Keystone Corporation stock. Participants in the Plan may also elect to make cash contributions to purchase additional shares of common stock. For information regarding the Plan, contact the Plan Administrator by writing to:

Registrar and Transfer Company
Investor Relations Department
10 Commerce Drive
Cranford, NJ 07016

SHAREHOLDER ASSISTANCE

To change or transfer registration of your stock, report a lost certificate, or other related inquires, please contact our transfer agent by writing to:

Registrar and Transfer Company
Investor Relations Department
10 Commerce Drive
Cranford, NJ 07016
1-800-368-5948

INVESTOR INFORMATION

Information regarding First Keystone Corporation is available on the Corporation's website at www.firstkeystonecorporation.com under Investor Relations. The Investor Relations section of the website also includes additional information of interest to shareholders such as: historical stock prices, dividend declarations, press releases and governance documents.

Requests for information or assistance regarding the corporation should be directed to Shareholder Relations at 888-759-2266, extension 1175.

INDEPENDENT PUBLIC ACCOUNTANTS

J. H. Williams & Co., LLP
270 Pierce Street
Kingston, Pennsylvania 18704
570-288-3651

OFFICE LOCATIONS


N
Kingston
Wilkes-Barre
81
LUZERNE
Mountain Top
COLUMBIA
Berwick
Nescopeck
MONTOUR
Bloomsburg
Mifflinville
80
Danville
Mountainhome
Swiftwater
MONROE
Stroudsburg
Broadheadsville

FIRST KEYSTONE COMMUNITY BANK

111 West Front Street
Berwick, PA 18603
570-752-3671

400 Fowler Avenue
Berwick, PA 18603
570-759-2628

701 Freas Avenue
Berwick, PA 18603
570-752-1244

50 Briar Creek Plaza
Berwick, PA 18603
570-802-0541

437 West Third Street
Nescopeck, PA 18635
570-759-2767

Third & Race Streets
Mifflinville, PA 18631
570-752-5750

2301 Columbia Boulevard
Bloomsburg, PA 17815
570-784-0354

1519 Bloom Road
Danville, PA 17821
570-275-8000

1540 Sans Souci Highway
Hanover Township, PA 18706
570-825-7352

179 S. Wyoming Avenue
Kingston, PA 18704
570-718-1110

18 N. Mountain Boulevard
Mountain Top, PA 18707
570-715-0720

559 Main Street
Stroudsburg, PA 18360
570-424-9700

RT 390 & Prices Drive
Mountainhome, PA 18342
570-595-9700

RT 209
Brodheadsville, PA 18322
570-402-2008

RT 611
Swiftwater, PA 18370
570-839-7880



First Keystone
COMMUNITY BANK

Yesterday's Traditions. Tomorrow's Vision.